                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                         Argosy Education Group, Inc.
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                               (Name of Issuer)

                     Class A Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                  040222 10 1
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                                (CUSIP Number)

                               Robert B. Knutson
                       Education Management Corporation
                          300 Sixth Avenue, Suite 800
                        Pittsburgh, Pennsylvania 15222
                                 412-562-0900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 26, 2001
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Education Management Corporation
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [_]
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 3.   SEC USE ONLY


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 4.   SOURCE OF FUNDS

      BK
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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
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                     7.   SOLE VOTING POWER

     NUMBER OF
                          4,900,000
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          4,900,000
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,900,000

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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      75.4%
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14.   TYPE OF REPORTING PERSON

      CO
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

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the Class A common stock, $.01 par value per share ("Common Stock"), of Argosy Education Group, Inc., an Illinois corporation ("Argosy"). The principal executive offices of Argosy are located at Two First National Plaza, 20 South Clark Street, 3rd Floor, Chicago, Illinois 60603.

Item 2.   Identity and Background

     (a) - (c). This statement on Schedule 13D is being filed by Education Management Corporation, a Pennsylvania corporation ("EDMC"). The address of the principal office and business of EDMC is 300 Sixth Avenue, Suite 800, Pittsburgh, Pennsylvania 15222. EDMC is a provider of proprietary post-secondary education in the United States. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference.

     (d) - (e). During the last five years, neither EDMC nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the persons specified in Instruction C of
Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration

     EDMC funded the closing in escrow of the purchase of 4,900,000 shares of Common Stock (the "Shares") of Argosy through an Irrevocable Standby Letter of Credit, dated September 27, 2001 issued by National City Bank of Pennsylvania (the "Letter of Credit"), pursuant to EDMC's Amended and Restated Credit Agreement with National City Bank of Pennsylvania, as agent for a syndicate of lenders (the "Credit Agreement"). The Letter of Credit and the Credit Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. EDMC expects to finance the Purchase Price (as defined herein) through borrowings under the Credit Agreement, the proceeds from which will be provided to the Escrow Agent by EDMC in exchange for the Letter of Credit at the time of the Escrow Release. EDMC expects that it will also finance the related merger consideration in the amount of approximately $19.2 million through additional borrowings under the Credit Agreement.

Item 4.   Purpose of Transaction

     On July 9, 2001, EDMC entered into an Agreement and Plan of Merger dated July 9, 2001 (the "Merger Agreement") among EDMC, Argosy and HAC Inc. ("Merger Sub"), a wholly owned subsidiary of EDMC, pursuant to which EDMC would acquire Argosy by means of the merger (the "Merger") of Merger Sub with and into Argosy. EDMC and Michael C. Markovitz ("Dr. Markovitz"), Chairman and CEO of Argosy, concurrently entered into a Stock Purchase Agreement dated July 9, 2001 by and between EDMC and Dr. Markovitz (the "Stock Purchase Agreement"), which provided for the purchase by EDMC of the Shares which were then beneficially owned by Dr. Markovitz pursuant to the terms and conditions thereunder. EDMC, Dr. Markovitz and certain trust entities that held legal title to the Shares later entered into a Joinder Agreement dated September 26, 2001, a copy of which has been filed as Exhibit 5 hereto and is incorporated herein by reference.

     The structure of the transactions contemplated by the Stock Purchase Agreement and Merger Agreement was necessary, in part, to facilitate the U.S. Department of Education regulatory approval process. As a result of the purchase and sale of the Shares in escrow, as described herein, a change in control of Argosy occurred. As described further herein, the consummation of the Merger is conditioned upon receipt of final approval from the U.S. Department of Education, as well as certain state licensing and private accrediting agencies, of the change in control effected pursuant to the Merger Agreement and the Stock Purchase Agreement.

     Stock Purchase Agreement

     Purchase of the Shares. Pursuant to the terms and conditions of the Stock Purchase Agreement, on September 26, 2001, Dr. Markovitz deposited into escrow the Shares and EDMC deposited into escrow the Letter of Credit in the amount of $58.8 million (such amount being the "Purchase Price" for the Shares), at which time the title to the Shares passed to EDMC.

     Escrow Release. The escrowed Shares and the Purchase Price will be released to the respective parties upon the satisfaction or waiver of certain conditions, including receipt of final Department of Education approval of Argosy schools' applications for recertification to participate in the Title IV programs after the closing, approvals and agreements of various regulatory and accrediting bodies, and the closing of the Merger pursuant to the Merger Agreement.

     Rescission of Stock Purchase. If the Purchase Price and the Shares have not been released from escrow for any reason by December 31, 2001, the transactions contemplated by the Stock Purchase Agreement will be automatically rescinded. The Purchase Price and the Shares will be returned to EDMC and Dr. Markovitz, respectively. The Merger Agreement will not, however, terminate, and, subject to final Department of Education approval, it is expected the Merger would still take place.

     Agreement to Vote. Dr. Markovitz has already voted in favor of the Merger and the Merger Agreement and has delivered a proxy to EDMC pursuant to which, if the Stock Purchase Agreement is rescinded as described above, he has agreed to, among other things, appear at any Argosy stockholders' meeting and vote in favor of the Merger and the Merger Agreement and against any action or agreement that would impede, interfere with, delay, postpone or discourage the Merger, including any other acquisition proposal, and has agreed not to take any other action which could adversely affect the Stock Purchase Agreement or the Merger Agreement.

     The proxy from Dr. Markovitz to EDMC is included as Exhibit 6 and incorporated herein by reference.

     Pursuant to the terms of the Stock Purchase Agreement, EDMC has agreed, after the closing date and until the earlier of the effective time of the Merger or the escrow release under the Stock Purchase Agreement, to appear at any stockholders' meeting and vote (1) for the re-election of Argosy's current directors on the date of the Stock Purchase Agreement and, except in limited circumstances, any persons nominated by such directors to fill any vacancies that may be created on the board, (2) in favor of the Merger between Argosy and EDMC, and (3) against any other acquisition proposal. EDMC has also agreed not to take any other action which could adversely affect the Stock Purchase Agreement or the Merger Agreement.

     Each of Dr. Markovitz and EDMC have agreed that in the event that either party fails to comply with the voting provisions described above, such failure shall result in an irrevocable appointment of the other as his or its attorney and proxy, with full power of substitution and resubstitution, to vote the Shares in accordance with the provisions described above.

     Change of Control of Argosy Board of Directors. Under the Stock Purchase Agreement, EDMC required that all of the Argosy's current directors, other than Dr. Markovitz, tender their conditional, irrevocable resignations from the Argosy board. Each such resignation cannot be revoked and will only become effective upon the occurrence of the escrow release described above. Each of the resigning directors has also agreed that, to the extent any of them would retain under law any residual rights inconsistent with his or her irrevocable resignation, such director has waived such rights, agreed not to exercise such rights and agreed not to claim, as a complaint or a defense, or otherwise assert that such resignation is not valid or enforceable.

     In the event the escrow release occurs prior to the closing of the Merger, thereby causing the resignations to be effective, Dr. Markovitz has agreed to appoint three nominees of EDMC to the board of Argosy. At such point in time, the directors nominated by EDMC will consist of the majority of the board.

     In the event the closing of the Merger occurs simultaneously with the escrow release, then the board of directors of the Merger Sub will become the board of directors of the surviving corporation in the Merger following the closing.

     Sale of Certain Businesses. Argosy currently owns the operating assets of John Marshall Law School in Atlanta, Georgia and the stock of PrimeTech Canada, Inc. Pursuant to the terms of the Merger Agreement, Argosy provided EDMC with the ability to cause Argosy to dispose of either or both of these companies prior to the effective time of the Merger. To support this effort, Dr. Markovitz agreed under the terms of the Stock Purchase Agreement, to purchase the stock of one or both of these companies, at the request of Argosy, for a purchase price of $1.00. Any such purchase by Dr. Markovitz will be without recourse to Argosy and Argosy will not have to make any representations, warranties or other undertaking to Dr. Markovitz in connection therewith.

     Except as described above in this Item 4, to the best of EDMC's knowledge, no other plan or proposal exists that would relate or result in a sale or transfer of a material amount of assets of Argosy.

     The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, which is incorporated herein by reference.

     Merger Agreement

     Completion of the Merger. The Merger Agreement provides that the Merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Illinois or at such later time as is agreed to by the parties and as is specified in the certificate of merger. Upon consummation of the Merger, the certificate of incorporation and the bylaws of the surviving corporation in the Merger shall be the certificate of incorporation and the bylaws of Argosy as in effect immediately prior to the Merger until thereafter amended in accordance with their terms and Illinois corporate law. If the Merger Agreement and Merger are approved at the special meeting by the requisite stockholder vote, it is currently anticipated that the Merger will become effective as soon as practicable after the special meeting, subject to satisfaction or waiver of the closing conditions in the Merger Agreement other than stockholder approval.

     Merger Consideration. At the effective time of the Merger, Merger Sub will be merged with and into Argosy, the separate corporate existence of Merger Sub will cease and Argosy will continue as the surviving corporation and a wholly owned subsidiary of EDMC. In the Merger, each share of Common Stock (other than Common Stock held (1) in the treasury of Argosy, (2) by dissenting stockholders, or (3) by EDMC or the Merger Sub) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $12.00 per share in cash, without interest. Each share of Common Stock held in the treasury of Argosy or owned at the effective time by EDMC or the Merger Sub, including the Shares acquired from Dr. Markovitz for $12.00 per share prior to the Merger, will automatically be canceled and extinguished and no payment will be made with respect thereto.

     Certain Regulatory Approvals. Under the Merger Agreement, Argosy must obtain all approvals and consents from governmental, educational and accrediting entities to the extent necessary and appropriate to complete the Merger. Argosy and EDMC have obtained the approvals required for Dr. Markovitz's sale of the Shares to EDMC pursuant to the Stock Purchase Agreement and are currently in the process of obtaining approvals necessary for completion of the Merger from the federal, state and accrediting entities to which Argosy's schools are subject. The consummation of the Merger is conditioned upon receipt of final approval from the U.S. Department of Education, as well as certain approvals by state licensing and private accrediting agencies, of the change in control effected pursuant to the Merger Agreement and the Stock Purchase Agreement.

     On July 27, 2001, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act").

     No Solicitation of Acquisition Proposals. The Merger Agreement provides that Argosy will not, directly or indirectly, (1) solicit, initiate or encourage any proposal that constitutes an acquisition proposal or proposals that could lead to any acquisition proposal, (2) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with, any acquisition proposal or (3) agree to approve, recommend or otherwise endorse or support any acquisition proposal.

     Conditions to the Merger. The obligations of Argosy, EDMC and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following conditions:

     . The expiration of the applicable waiting period under the HSR Act in connection with the transactions contemplated by the Merger Agreement and by the Stock Purchase Agreement.

     . All consents, approvals, orders or authorizations of, or registrations, declarations or ?lings with, any governmental entity or accrediting body required by or with respect to Argosy, EDMC or any of their respective subsidiaries in connection with the execution and delivery of the Merger Agreement or the consummation of the Merger and other transactions contemplated thereby and by the Stock Purchase Agreement shall have been obtained or made except for such consents, approvals, orders, authorizations, registrations, declarations or ?lings, the failure of which to be obtained or made could not reasonably be expected to have, individually or in the aggregate, material adverse effect on Argosy or EDMC or materially impair Argosy's, EDMC 's or Merger Sub's ability to consummate the Merger.

     . The Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement shall have received the requisite approval and authorization of the stockholders in accordance with applicable law and the articles of incorporation and bylaws of Argosy.

     . No law shall have been enacted or promulgated by any governmental entity which prohibits the consummation of the Merger or the transactions contemplated by the Stock Purchase

       Agreement and there shall be no order or injunction of court of competent jurisdiction in effect precluding consummation of the Merger.

     . No proceeding preventing distribution of the proxy statement filed with the SEC and delivered to Argosy's stockholders in connection with the special meeting of stockholders to approve the Merger and the Merger Agreement, or any part thereof ,shall have been initiated or threatened in writing by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of Argosy and EDMC.

     . No action, suit or proceeding shall be pending before any governmental entity which is reasonably likely to result in judgment, order, decree, stipulation or injunction that would (1) prevent consummation of any of the transactions contemplated by the Merger Agreement or the Stock Purchase Agreement, (2) cause any of the transactions contemplated by the Merger Agreement or the Stock Purchase Agreement to be rescinded following consummation or (3) affect adversely the right of EDMC to own, operate or control any material portion of the assets and operations of the surviving corporation and each of its subsidiaries following the transactions contemplated in the Merger Agreement or in the Stock Purchase Agreement, and no such judgment, order, decree, stipulation or injunction shall be in effect.

     The obligations of Argosy to consummate the Merger and the other transactions are subject to satisfaction or waiver of the following additional conditions:

     . The representations and warranties of EDMC and Merger Sub contained in the Merger Agreement shall be true and correct in all respects as of the closing date with the same effect as though made as of the closing date except (1) for changes specifically contemplated by the terms of the Merger Agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have material adverse effect on EDMC.

     . EDMC shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it at or prior to the closing date.

     . If the closing under the Stock Purchase Agreement shall have occurred and not been rescinded, EDMC shall have irrevocably directed the escrow agent to release the escrowed funds upon consummation of the Merger in accordance with the Stock Purchase Agreement and the Escrow Agreement.

     . EDMC shall have delivered to Argosy an officers' certificate certifying the satisfaction of certain closing conditions.

     . Argosy shall be reasonably satisfied with all of the actions taken by EDMC in connection with the proposed transactions, and all certificates, opinions, instruments and other documents required to effect the proposed transactions shall have been reasonably satisfactory in form and substance to Argosy and its counsel.

     The obligations of EDMC and Merger Sub to complete the Merger is subject to satisfaction or waiver of the following additional conditions:

     . The representations and warranties of Argosy contained in the Merger
       Agreement shall be true and correct in all respects as of the closing date with the same effect as though made as of the closing date except
       (1) for changes specifically contemplated by the terms of the Merger

             Agreement and (2) where the failure of the representations and warranties to be true and correct in all respects could not in the aggregate reasonably be expected to have material adverse effect on Argosy.

          . Argosy shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it at or prior to the closing date.

          . Argosy shall have delivered to EDMC an officers' certificate certifying the satisfaction of certain closing conditions.

          . From the date of the Merger Agreement to the effective time, there shall not have been any event or development which results in material adverse effect on Argosy.

          . EDMC shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of the material contracts of Argosy, except where the failure to so obtain could not reasonably be expected, individually or in the aggregate, to have material adverse effect on Argosy.

          . EDMC shall have received all written consents, assignments, waivers, authorizations or other certificates from state education regulatory bodies and any other applicable governmental entities to the extent necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and by the Stock Purchase Agreement.

          . All conditions precedent to the escrow release set forth in Stock Purchase Agreement, including receipt of final Department of Education approval of Argosy schools 'applications for recertification to participate in Title IV programs after closing, shall have been satisfied or waived by EDMC.

          . Argosy shall have, if requested by EDMC, completed the sale, divestiture, donation or other disposition of the excluded operations as contemplated by the Merger Agreement.

          . EDMC shall be reasonably satisfied with all of the actions taken by Argosy in connection with the proposed transactions, and all certificates, opinions, instruments and other documents required to effect the proposed transactions shall have been reasonably satisfactory in form and substance to EDMC and its counsel.

          Termination. Argosy and EDMC may mutually agree, at any time prior to the completion of the Merger, to terminate the Merger Agreement. In addition, either Argosy or EDMC may terminate the Merger Agreement if:

          (1)  the stockholders do not approve the Merger;

          (2) any governmental entity shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits consummation of the Merger or the transactions set forth in the stock purchase agreement and such order, decree, ruling or other action shall be final and non-appealable;

          (3) the consummation of the Merger or the transactions set forth in the Stock Purchase Agreement would be illegal; or

          (4) the Merger shall not have been consummated by January 31, 2002; provided that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated.

          Argosy may terminate the Merger Agreement:

          (5) if EDMC or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 20 business days after the giving of written notice to EDMC or Merger Sub, as applicable, and (B) will result in the failure to satisfy a condition to the closing of the Merger; or

          (6) as result of its board of directors determining that an alternative acquisition proposal is more favorable to Argosy stockholders than the transaction with EDMC; provided that such termination shall not be effective until (A) the fee described below has been paid to EDMC, and (B) if EDMC waives certain conditions set forth in of the stock purchase agreement, the board of directors of Argosy shall have been reconstituted so that majority of its members are persons designated by EDMC, and provided further that Argosy may not terminate the Merger Agreement under this paragraph after recission has occurred under the Stock Purchase Agreement.

          EDMC may terminate the Merger Agreement if:

          (7) Argosy shall have breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 20 business days after the giving of written notice to Argosy and (B) will result in the failure to satisfy a condition to the closing of the Merger;

          (8) the board of directors of Argosy (A) withholds or withdraws its recommendation of the Merger or, (B) modifies its recommendation of the Merger in a manner materially adverse to EDMC;

          (9) a tender offer or exchange offer for 20% or more of the outstanding shares of Argosy common stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by EDMC or an affiliate thereof) and the board of directors of Argosy shall have
(A) recommended that the stockholders tender their shares in such tender or exchange offer or (B) publicly announced its intention to take no position with respect to such tender offer;

          (10) Argosy is in material breach of the no solicitation and stockholder recommendation provisions of the Merger Agreement;

          (11) an alternative acquisition proposal shall have been announced or otherwise become publicly known and the board of directors of Argosy shall have
(A) failed to recommend against acceptance of such by the stockholders (including by taking no position, or indicating its inability to take position, with respect to the acceptance by the stockholders of an acquisition proposal involving tender offer or exchange offer) or (B) failed to reconfirm its approval and recommendation of the Merger Agreement and the transactions contemplated thereby, in each case within 10 business days thereafter; or

          (12) more than 10% of shares of Argosy common stock are dissenting shares.

          If the Merger Agreement is validly terminated, it will become void and have no effect, without any liability of any party or its officers or directors to the other party. However, certain provisions thereof relating to, among other things, the termination fee described in the next section below will continue in effect. In addition, the Stock Purchase Agreement does not by its terms terminate if the Merger

Agreement is terminated and, therefore, EDMC may still proceed with the purchase of Dr. Markovitz 's shares and remain the controlling stockholder of Argosy.

          Termination Fee. All costs and expenses incurred in connection with the Merger Agreement and related transactions will be paid by the party incurring such costs or expenses, subject to certain exceptions. Argosy, however, has agreed to pay EDMC a $2.0 million termination fee if the Merger Agreement is terminated for the reasons described in paragraphs 6, 8, 9, 10, or 11 of the immediately preceding section. Except as noted above, any termination fee payable by Argosy must be paid to EDMC concurrently with the termination of the Merger Agreement.

          Certain Other Effects of the Merger. The Common Stock is currently listed for quotation on the Nasdaq National Market. Following consummation of the Merger, the Common Stock will not be quoted for trading thereon nor will the Common Stock trade on any other national securities exchange. Following the consummation of the Merger and pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended, EDMC will file for termination of the registration of the Common Stock under the Exchange Act.

          Except as set forth in this Item 4, EDMC has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

          The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is incorporated herein by reference.

Item 5.  Interest in Securities of Argosy

     (a) - (b). As a result of the purchase of the Shares pursuant to the Stock Purchase Agreement, EDMC may be deemed to be the beneficial owner of 4,900,000 shares of Common Stock, which constitutes approximately 75.4% of the outstanding Common Stock, based upon 6,497,296 Shares of Common Stock issued and outstanding on September 17, 2001, as reported in Argosy's proxy statement as filed with the Commission on September 28, 2001. To the knowledge of EDMC, none of the persons identified on Schedule A hereto are, or may be deemed to be, the beneficial owners of any shares of Common Stock.

     As set forth herein, EDMC has sole voting and dispositive power over the Shares that it may be deemed to beneficially own. EDMC does not share any voting or dispositive power over any shares of Common Stock.

     (c) Except as described herein, there have been no transactions in shares of the Common Stock by EDMC, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

     (d) - (e). Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Argosy

          Other than the matters set forth herein in response to Items 3 and 4 above, EDMC is not, and, to the best of EDMC's knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Argosy, including, but not limited to, the transfer of voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.    Description
-----------    -----------

     1 Irrevocable Standby Letter of Credit dated September 27, 2001, issued by National City Bank of Pennsylvania (filed herewith).

     2 Amended and Restated Credit Agreement dated September 20, 2001, by and among Education Management Corporation as the Borrower and National City Bank of Pennsylvania as the Agent for the other lenders identified therein (filed herewith).

     3 Agreement and Plan of Merger dated July 9, 2001, among Argosy Education Group, Inc., Education Management Corporation and HAC Inc. (incorporated herein by reference to Exhibit 2.1 of Argosy Education Group, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended May 31, 2001).

     4 Stock Purchase Agreement dated July 9, 2001, by and between Education Management Corporation and Michael C. Markovitz (incorporated herein by reference to Exhibit 2.2 to Argosy Education Group, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended May 31, 2001).

     5 Joinder Agreement dated September 26, 2001, by and among Education Management Corporation, Michael C. Markovitz, The MCM Trust and the Michael C. Markovitz Dynastic Trust (incorporated herein by reference to Exhibit 2.2 of Argosy Education Group, Inc.'s Current Report on Form 8-K filed on September 27, 2001).

     6 Irrevocable Proxy and Power of Attorney given by Dr. Markovitz to Education Management Corporation (filed herewith).

               __________________________

               * The reporting person hereby agrees to furnish supplementally to the Commission, upon request, a copy of any omitted schedule to any exhibit hereto.

                                  SCHEDULE A
            Information Concerning Executive Officers and Directors
                      of Education Management Corporation

     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Education Management Corporation ("EDMC"). The business address of each person listed below is the address of EDMC, 300 Sixth Avenue, Suite 800, Pittsburgh, PA 15222. Each of such directors and executive officers is a citizen of the United States.


       Name                        Principal Occupation or Employment
       ----                        ----------------------------------
Robert H. Atwell           Retired senior consultant with A.T. Kearney, Inc., a
                              global consulting firm and a director of EDMC

James J. Burke, Jr.        Partner and director of Stonington Partners, Inc., a
                              private investment firm, partner and director of Stonington Partners II and a director of EDMC

William M. Campbell, III   President of Miramax Television and a director of
                              EDMC

Robert P. Gioella          President and Chief Operating Officer and a director
                              of EDMC

Albert Greenstone          President emeritus of The National Center for
                              Professional Development, a unit of EDMC and a director of EDMC

Miryam L. Knutson          Consultant for Stonington Partners, Inc. and Arena
                              Capital Partners, L.L.C. and a director of EDMC

Robert B. Knutson          Chairman and Chief Executive Officer and a director
                              of EDMC

Robert T. McDowell         Executive Vice President and Chief Financial Officer
                              of EDMC

John R. McKernan, Jr.      Vice Chairman and a director of EDMC

James S. Pasman, Jr.       Retired President and Chief Operating Officer of
                              National Intergroup, Inc. and a director of EDMC

David J. Pauldine          President, the Art Institutes, EDMC's main operating
                              unit

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2001                               EDUCATION MANAGEMENT CORPORATION


                                                By: /s/ Robert T. McDowell
                                                    ----------------------------
                                                    Robert T. McDowell
                                                    Executive Vice President and
                                                    Chief Financial Officer

                               INDEX TO EXHIBITS


Exhibit No.        Description
-----------        -----------

     1 Irrevocable Standby Letter of Credit dated September 27, 2001, issued by National City Bank of Pennsylvania (filed herewith).

     2 Amended and Restated Credit Agreement dated September 20, 2001, by and among Education Management Corporation as the Borrower and National City Bank of Pennsylvania as the Agent for the other lenders identified therein (filed herewith).

     3 Agreement and Plan of Merger dated July 9, 2001, among Argosy Education Group, Inc., Education Management Corporation and HAC Inc. (incorporated herein by reference to Exhibit 2.1 of Argosy Education Group, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended May 31, 2001).

     4 Stock Purchase Agreement dated July 9, 2001, by and between Education Management Corporation and Michael C. Markovitz (incorporated herein by reference to Exhibit 2.2 to Argosy Education Group, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended May 31, 2001).

     5 Joinder Agreement dated September 26, 2001, by and among Education Management Corporation, Michael C. Markovitz, The MCM Trust and the Michael C. Markovitz Dynastic Trust (incorporated herein by reference to Exhibit 2.2 of Argosy Education Group, Inc.'s Current Report on Form 8-K filed on September 27, 2001).

     6             Irrevocable Proxy and Power of Attorney given by Dr.
                   Markovitz to Education Management Corporation (filed herewith).

                   _____________________

                   * The reporting person hereby agrees to furnish
                     supplementally to the Commission, upon request, a copy of any omitted schedule to any exhibit hereto.

                                                                       Exhibit 1

National City       INTERNATIONAL DIVISION         TELEX:  212537
                    LETTER OF CREDIT DEPT.         ANSWER BACK
                        P.O. BOX 5101              NCB UR
                 CLEVELAND, OH  44101-0101 U.S.A.  CABLE ADDRESS:  NATCITY INT
                    TELEPHONE:  (216)-488-7642     CODES:  PETERSON'S 3/RD/ & 4/TH/ EDITION
                        FAX:  (216)-488-7550       SWIFT:  NATCUS33

                          STREET ADDRESS:
                        23000 MILLCREEK BLVD.
                     HIGHLAND HILLS, OH  44122



                      IRREVOCABLE STANDBY LETTER OF CREDIT


Date: September 27, 2001


BENEFICIARY                                   APPLICANT
First Union National Bank, as Escrow          Education Management Corporation
Agent under Escrow Agreement dated as         300 Sixth Avenue, Suite 800
of September 26, 2001 by and among            Pittsburgh, PA 15222
Michael C. Markovitz, MCM Trust, dated
July 20, 1992, Michael C. Markovitz
Dynastic Trust, dated December 29, 1998,
Education Management Corporation and First
Union National Bank, as Escrow Agent

123 South Broad Street
Corporate Trust Administration, PA 1249
Philadelphia, PA 19109
Attention: Alan Finn

We hereby issue our Irrevocable Standby Letter of Credit No. SCL007018 in your favor and for the account of Education Management Corporation for the sum not exceeding Fifty Eight Million Eight Hundred Thousand Dollars and 00/100 Cents (US $58,800,000) available by your sight draft(s) drawn on National City Bank of Pennsylvania, and accompanied by your statement purportedly signed by an authorized official of First Union National Bank, as Escrow Agent under Escrow Agreement dated as of September 26, 2001 by and among Michael C. Markovitz, MCM Trust, dated July 20, 1992, Michael C. Markovitz Dynastic Trust, dated December 29, 1998, Education Management Corporation and First Union National Bank, as Escrow Agent, as follows:

"We hereby certify that First Union National Bank, as Escrow Agent under Escrow Agreement dated as of September 26, 2001 (the "Escrow Agreement") by and among Michael C. Markovitz, MCM Trust, dated July 20, 1992, Michael C. Markovitz Dynastic Trust, dated December 29,

National City       INTERNATIONAL DIVISION         TELEX:  212537
                    LETTER OF CREDIT DEPT.         ANSWER BACK
                        P.O. BOX 5101              NCB UR
                 CLEVELAND, OH  44101-0101 U.S.A.  CABLE ADDRESS:  NATCITY INT
                    TELEPHONE:  (216)-488-7642     CODES:  PETERSON'S 3/RD/ & 4/TH/ EDITION
                        FAX:  (216)-488-7550       SWIFT:  NATCUS33

                          STREET ADDRESS:
                        23000 MILLCREEK BLVD.
                     HIGHLAND HILLS, OH  44122


Page 2 of 2
L/C NO.

1998, Education Management Corporation and First Union National Bank, as Escrow Agent, is required to draw $______ dollars under the attached Letter of Credit No. SCL007018 under terms of the Escrow Agreement."

A partial drawing is permitted.

Only one draw is permitted. Draft drawn under this letter of credit must be presented with original letter of credit and all the amendments, if any, for cancellation of the available balance on the letter of credit.

This credit expires at 1:00 P.M., Eastern time on December  31, 2001.

Draft drawn under this letter of credit must be endorsed hereon and must bear the clause: Drawn under National City Bank of Pennsylvania, Letter of Credit No. SCL007018, dated September 27, 2001 and must be presented at 23000 Millcreek Blvd., Highland Hills, Ohio 44122 on or before 1:00 P.M. Eastern time on December 31, 2001."

We hereby agree with you that draft drawn under and in compliance with the terms of this letter of credit will be fully honored upon presentation, as specified herein.

Except as otherwise expressly stated herein, this Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (1993 revision), International Chamber of Commerce Publication No. 500 ("Uniform Customs"). This Letter of Credit shall be deemed to be made under the laws of the Commonwealth of Pennsylvania, including Article 5 of the Uniform Commercial Code, and shall, as to matters not governed by the Uniform Customs, be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its conflict of laws principles.

Very truly yours,

                                              /s/ Santosh Podar
                                              -----------------
                                              Authorized Signature
/s/ Nicole Marko                              National City Bank of Pennsylvania
----------------
Authorized Signature
National City Bank of Pennsylvania

                                                                       EXHIBIT 2

                     AMENDED AND RESTATED CREDIT AGREEMENT

                                 by and among

                       EDUCATION MANAGEMENT CORPORATION

                                as the Borrower

                            THE BANKS PARTY HERETO

                                  as the Banks

                                      and

                      NATIONAL CITY BANK OF PENNSYLVANIA,

                                 as the Agent

                                      and

                FIRST UNION NATIONAL BANK, as Syndication Agent

                      SUNTRUST BANK, as Syndication Agent

                  FLEET NATIONAL BANK, as Documentation Agent

                                      and

               THE CHASE MANHATTAN BANK, as Documentation Agent


                              September 20, 2001

                               TABLE OF CONTENTS

                                                                                                                       Page
INDEX OF EXHIBITS.................................................................................................        v

INDEX OF SCHEDULES................................................................................................       vi

ARTICLE I. DEFINITIONS............................................................................................        1
     1.1    Defined Terms.........................................................................................        1
     ---    -------------
     1.2    GAAP Definitions......................................................................................        19
     ---    ----------------
     1.3    Other Definitional Conventions........................................................................        19
     ---    ------------------------------
     1.4    Headings..............................................................................................        20
     ---    --------

ARTICLE II. THE CREDIT............................................................................................        20
     2.1    Revolving Credit Loans................................................................................        20
     ---    ----------------------
     2.2    Swing Loans; Supplemental Swing Loans.................................................................        23
     ---    -------------------------------------
     2.3    Letters of Credit.....................................................................................        27
     ---    -----------------
     2.4    Term Loans............................................................................................        34
     ---    ----------
     2.5    Certain Provisions Relating to Interest Rates.........................................................        36
     ---    ---------------------------------------------
     2.6    Yield Protection and Reimbursement....................................................................        41
     ---    ----------------------------------
     2.7    Capital Adequacy......................................................................................        43
     ---    ----------------
     2.8    [Intentionally Omitted.]..............................................................................        44
     ---    ------------------------
     2.9    Lending Offices.......................................................................................        44
     ---    ---------------
     2.10   Time, Place and Manner of Payments....................................................................        44
     ----   ----------------------------------
     2.11   Payment From Accounts Maintained by the Borrower......................................................        44
     ----   ------------------------------------------------
     2.12   Swing Loan Settlement Date Procedures.................................................................        44
     ----   -------------------------------------
     2.13   Substitution of a Bank................................................................................        45
     ----   ----------------------

ARTICLE III. SECURITY; SET-OFF....................................................................................        45
     3.1    Security Interests; Mortgages.........................................................................        45
     ---    -----------------------------
     3.2    Set-Off...............................................................................................        46
     ---    -------

ARTICLE IV. REPRESENTATIONS AND WARRANTIES........................................................................        46
     4.1    Existence.............................................................................................        46
     ---    ---------
     4.2    Authority.............................................................................................        47
     ---    ---------
     4.3    Capitalization of Subsidiaries........................................................................        47
     ---    ------------------------------
     4.4    Validity and Enforceability...........................................................................        47
     ---    ---------------------------
     4.5    No Conflict...........................................................................................        47
     ---    -----------
     4.6    Consents..............................................................................................        47
     ---    --------
     4.7    Litigation............................................................................................        48
     ---    ----------
     4.8    Compliance With Applicable Laws, etc..................................................................        48
     ---    ------------------------------------

      4.9      Financial Statements.................................................................................      48
      ---      --------------------
      4.10     Environmental Matters................................................................................      48
      ----     ---------------------
      4.11     Deferred Compensation Plans..........................................................................      49
      ----     ---------------------------
      4.12     Title to Properties..................................................................................      50
      ----     -------------------
      4.13     Intellectual Property................................................................................      50
      ----     ---------------------
      4.14     Tax Returns and Payments.............................................................................      51
      ----     ------------------------
      4.15     Material Adverse Change..............................................................................      51
      ----     -----------------------
      4.16     Solvency.............................................................................................      51
      ----     --------
      4.17     Investment Company Act...............................................................................      51
      ----     ----------------------
      4.18     Public Utility Holding Company Act...................................................................      51
      ----     ----------------------------------
      4.19     Liens and Security Interests.........................................................................      52
      ----     ----------------------------
      4.20     Margin Stock.........................................................................................      52
      ----     ------------
      4.21     Updates to Schedules.................................................................................      52
      ----     --------------------
      4.22     Disclosure...........................................................................................      52
      ----     ----------
      4.23     Use of Proceeds......................................................................................      53
      ----     ---------------
      4.24     Insurance............................................................................................      53
      ----     ---------
      4.25     Material Contracts; Burdensome Restrictions..........................................................      53
      ----     -------------------------------------------
      4.26     Employment Matters...................................................................................      53
      ----     ------------------
      4.27     Senior Debt Status...................................................................................      53
      ----     ------------------

ARTICLE V. AFFIRMATIVE COVENANTS....................................................................................      54
     5.1       Use of Proceeds......................................................................................      54
     ---       ---------------
     5.2       Furnishing Information...............................................................................      54
     ---       ----------------------
     5.3       Preservation of Existence............................................................................      58
     ---       -------------------------
     5.4       Payment of Taxes and Fees............................................................................      58
     ---       -------------------------
     5.5       Notice of Change of Business.........................................................................      58
     ---       ----------------------------
     5.6       Hazard and Casualty Insurance........................................................................      58
     ---       -----------------------------
     5.7       Good Repair..........................................................................................      59
     ---       -----------
     5.8       Corporate Records....................................................................................      59
     ---       -----------------
     5.9       Inspection of Records and Properties.................................................................      59
     ---       ------------------------------------
     5.10      Continued Ownership of Active Subsidiaries...........................................................      59
     ----      ------------------------------------------
     5.11      Compliance With Laws.................................................................................      59
     ----      --------------------
     5.12      Further Assurances...................................................................................      60
     ----      ------------------

ARTICLE VI. NEGATIVE COVENANTS......................................................................................      60
     6.1       Maintenance of Ratio of Total Funded Debt to EBITDA..................................................      60
     ---       ---------------------------------------------------
     6.2       Limitation on Total Funded Debt to Total Capitalization..............................................      60
     ---       -------------------------------------------------------
     6.3       [Intentionally Omitted]..............................................................................      61
     ---       -----------------------
     6.4       Fixed Charge Coverage Ratio..........................................................................      61
     ---       ---------------------------
     6.5       Disposal of Assets...................................................................................      61
     ---       ------------------
     6.6       Permitted Indebtedness...............................................................................      61
     ---       ----------------------
     6.7       Prohibition on Encumbrances..........................................................................      62
     ---       ---------------------------
     6.8       Advance of Funds and Investments.....................................................................      64
     ---       --------------------------------
     6.9       Dividend and Redemption Restrictions.................................................................      65
     ---       ------------------------------------
     6.10      Merger...............................................................................................      65
     ----      ------
     6.11      Regulations X, T and U Compliance....................................................................      65
     ----      ---------------------------------

      6.12     Cohort Default Rates...............................................................................       66
      ----     --------------------
      6.13     Permitted Acquisitions.............................................................................       66
      ----     ----------------------
      6.14     Change Fiscal Year.................................................................................       68
      ----     -----------------
      6.15     Change of Business.................................................................................       68
      ----     ------------------
      6.16     Amendment to Acquisition Agreements................................................................       68
      ----     -----------------------------------

ARTICLE VII. CONDITIONS PRECEDENT.................................................................................       69
     7.1       All Revolving Credit Loan, Term Loans, Swing Loan and Supplemental Swing Loan Disbursements
     ---       -------------------------------------------------------------------------------------------
               and All Letters of Credit..........................................................................       69
               -------------------------
     7.2       Conditions Precedent to the Initial Revolving Credit Disbursement, Term Loan and the Issuance
     ---       ---------------------------------------------------------------------------------------------
               of the Initial Letter of Credit....................................................................       69
               -------------------------------

ARTICLE VIII. EVENTS OF DEFAULT...................................................................................       72
     8.1       Payment Default....................................................................................       72
     ---       ---------------
     8.2       Cross Defaults.....................................................................................       73
     ---       --------------
     8.3       Insolvency.........................................................................................       73
     ---       ----------
     8.4       Dissolution........................................................................................       73
     ---       -----------
     8.5       Adverse Judgments..................................................................................       73
     ---       -----------------
     8.6       Failure to Comply With Certain Covenants...........................................................       74
     ---       ----------------------------------------
     8.7       Failure to Comply With Other Covenants.............................................................       74
     ---       --------------------------------------
     8.8       Material Adverse Change............................................................................       74
     ---       -----------------------
     8.9       Misrepresentation..................................................................................       74
     ---       -----------------
     8.10      Change of Control..................................................................................       74
     ----      -----------------
     8.11      Consequences of an Event of Default................................................................       74
     ----      -----------------------------------

ARTICLE IX. AGREEMENT AMONG BANKS.................................................................................       75
     9.1       Appointment and Grant of Authority.................................................................       75
     ---       ----------------------------------
     9.2       Non-Reliance on Agent..............................................................................       76
     ---       ---------------------
     9.3       Responsibility of Agent and Other Matters..........................................................       76
     ---       -----------------------------------------
     9.4       Action on Instructions.............................................................................       77
     ---       ----------------------
     9.5       Action in Event of Default.........................................................................       77
     ---       --------------------------
     9.6       Indemnification....................................................................................       77
     ---       ---------------
     9.7       Agent's Rights as a Bank...........................................................................       78
     ---       ------------------------
     9.8       Advances by Agent..................................................................................       78
     ---       -----------------
     9.9       Payment to Banks...................................................................................       79
     ---       ----------------
     9.10      Pro Rata Sharing...................................................................................       79
     ----      ----------------
     9.11      Successor Agent....................................................................................       79
               ---------------

ARTICLE X. MISCELLANEOUS..........................................................................................       80
     10.1      Amendments and Waivers.............................................................................       80
     ----      ----------------------
     10.2      Notices............................................................................................       81
     ----      -------
     10.3      Holiday Payments...................................................................................       82
     ----      ----------------
     10.4      Tax Withholding....................................................................................       82
     ----      ---------------
     10.5      Survival...........................................................................................       84
     ----      --------
     10.6      Costs..............................................................................................       84
     ----      -----

     10.7      Certain Taxes....................................................................................          84
     ----      -------------
     10.8      Successors, Assigns and Participations...........................................................          85
     ----      --------------------------------------
     10.9      Confidentiality..................................................................................          87
     ----      ---------------
     10.10     Indemnification..................................................................................          87
     -----     ---------------
     10.11     Integration......................................................................................          88
     -----     -----------
     10.12     Severability.....................................................................................          88
     -----     ------------
     10.13     APPLICABLE LAW...................................................................................          88
     -----     --------------
     10.14     CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL....................................................          88
     -----     ---------------------------------------------
     10.15     Counterparts.....................................................................................          89
     -----     ------------

INDEX OF EXHIBITS


Exhibit Designation           Exhibit Name
-------------------           ------------

Exhibit "A"              Form of Revolving Credit Note

Exhibit "B"              Form of Swing Loan Note

Exhibit "C"              Form of Request for Revolving Credit
                         Loan/Advance of Term Loan

Exhibit "D"              Form of Request for Swing Loan/Supplemental Swing Loan

Exhibit "E"              Form of Supplemental Swing Loan Note

Exhibit "F"              Form of Term Note

Exhibit "G"              Form of Borrower Security Agreement

Exhibit "H"              Form of Pledge Agreement

Exhibit "I"              Form of Borrower Patent, Trademark and
                         Copyright Security Agreement

Exhibit "J"              Form of Mortgage and Security Agreement

Exhibit "K"              Form of Compliance Certificate

Exhibit "L"              Form of Opinion of Counsel to
                         Borrower

Exhibit "M"              Form of Assignment and Assumption
                         Agreement

Exhibit "N"              Form of Borrower Agreement of Guaranty and Suretyship

                              INDEX OF SCHEDULES
                              ------------------

     1.1            Commitments of Banks

     4.1            Active Subsidiaries

     4.3            Ownership of Stock; Rights or Options

     4.7            Litigation

     4.10           Environmental Matters

     4.11           Deferred Compensation Plans

     4.12           Owned Real Property

     4.13           Intellectual Property

     6.6            Permitted Existing Indebtedness of the Borrower

     6.7            Permitted Existing Encumbrances

                     AMENDED AND RESTATED CREDIT AGREEMENT

          This Amended and Restated Credit Agreement is dated as of September 20, 2001 by and among EDUCATION MANAGEMENT CORPORATION, a Pennsylvania corporation (the "Borrower"), the FINANCIAL INSTITUTIONS listed on Schedule 1.1
                                                                   ------------
hereto and each other financial institution which, from time to time, becomes a party hereto in accordance with Section 10.8 (individually, a "Bank" and collectively the "Banks"), NATIONAL CITY BANK OF PENNSYLVANIA, as the Issuing Bank (the "Issuing Bank") and NATIONAL CITY BANK OF PENNSYLVANIA, as the Agent for the Banks and the Issuing Bank (the "Agent") FIRST UNION NATIONAL BANK, as Syndication Agent, SUNTRUST BANK, as Syndication Agent, FLEET NATIONAL BANK, as Documentation Agent, and THE CHASE MANHATTAN BANK, as Documentation Agent.

                                  WITNESSETH:

          WHEREAS, the Borrower and certain of the Banks are parties to that certain Credit Agreement dated as of February 18, 2000, as amended (the "Existing Credit Agreement") pursuant to which the Banks made available to the Borrower a revolving credit facility in the aggregate principal amount of $100,000,000;

          WHEREAS, the Borrower has entered into certain acquisition agreements pursuant to which the Borrower contemplates the acquisition of certain other Persons in businesses similar to the Subsidiaries of the Borrower by acquiring the stock of such other Persons, acquiring the assets of such Person, or merging such other Persons with and into a wholly owned Subsidiary of the Borrower;

          WHEREAS, the Borrower has requested the Banks to increase the revolving credit facility to $150,000,000, with such revolving credit facility to contain sub-facilities for (i) the issuance of standby letters of credit in an aggregate amount not to exceed $75,000,000, (ii) a swing line of credit of up to $10,000,000 in the aggregate at any one time outstanding and (ii) a supplemental swing line of credit of up to $30,000,000 in the aggregate at any one time outstanding. The Borrower has also requested the Banks to make a term loan to the Borrower in the amount of $50,000,000; and

          WHEREAS, the Banks are willing to provide such credit upon the terms and conditions hereinafter set forth.

          NOW, THEREFORE, in consideration of mutual promises contained herein and other valuable consideration and intending to be legally bound hereby, the parties hereto agree as follows:

                            ARTICLE I. DEFINITIONS
                            ----------------------

     1.1  Defined Terms.
          -------------

     As used herein, the following terms shall have the meaning specified unless the context otherwise requires:

     "Accredited Subsidiary" means each Subsidiary which is accredited or
      ---------------------
approved, as applicable, by accrediting agencies, including but not limited to the Accrediting Commission of Career Schools and Colleges of Technology, the National Association of Trade and Technical Schools, the American Bar Association, the Southern Association of Colleges and Schools, the North Central Association of Colleges and Schools or any other similar Person which accredits, certifies, or otherwise approves proprietary post-secondary vocational or career training schools or schools offering associate, bachelor, masters or doctorate degrees.

     "Acquiring Person" means any Person or group of two or more Persons acting
      ----------------
as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of voting stock of the Borrower, together with all affiliates and associates (as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended) of such Person or Persons.

     "Active Subsidiary" means individually, and "Active Subsidiaries" shall
      -----------------                           --------------------
mean collectively, (i) each Subsidiary of the Borrower shown on Schedule 4.1 hereof as being an Active Subsidiary as of the Closing Date and (ii) each other Subsidiary of the Borrower which at any time in the future (A) becomes an Accredited Subsidiary or (B) has revenues (on a consolidated basis) of $300,000 or more in any Fiscal Year.

     "Affiliate" means, as to any Person, any second Person which, directly or
      ---------
indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the terms "control", "controlled by", and "under common control with" shall mean the possession of the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares, by contract or otherwise.

     "Agent" means National City Bank of Pennsylvania, or any successor agent,
      -----
in its capacity as the administrative agent for the Banks and the Issuing Bank under this Credit Agreement and the other Loan Documents.

     "Agent's Fee" means fees payable to the Agent, for its own account, for
      -----------
arranging and administering the Credit Facility as described in the Fee Letter (i.e. all fees payable under such letter, except for the Closing Fee).

     "Applicable Base Rate Margin" shall have the meaning ascribed to it in
      ---------------------------
Subsection 2.5(b) hereof.

     "Applicable Eurodollar Rate Margin" shall have the meaning ascribed to it
      ---------------------------------
in Subsection 2.5(b) hereof.

     "Applicable Money Market Rate Margin" shall have the meaning ascribed to it
      -----------------------------------
in Subsection 2.5(b) hereof.

     "Argosy" means Argosy Education Group, Inc., an Illinois corporation.
      ------

     "Argosy Purchase Agreement" means that certain Stock Purchase Agreement
      -------------------------
dated as of July 9, 2001, by and between Michael C. Markovitz and the Borrower.

     "Argosy Merger Agreement" means that certain Agreement and Plan of Merger
      -----------------------
dated as of July 9, 2001, among the Borrower, Argosy and HAC.

     "Article" means an article of this Credit Agreement unless another document
      -------
is specifically referenced.

     "Assignment and Assumption Agreement" means an Assignment and Assumption
      -----------------------------------
Agreement substantially in the form of Exhibit "M" hereto by and among a
                                       -----------
Purchasing Bank, a Transferor Bank and the Agent, on behalf of itself and the remaining Banks, and consented to by the Borrower to the extent required by
Section 10.8.

     "Authorized Officer"  means Chairman, Chief Executive Officer, President,
      ------------------
Vice President, Chief Financial Officer, Treasurer, Controller or Assistant Treasurer of any Person. The Agent, the Banks and the Issuing Bank shall be entitled to rely on the incumbency certificates delivered pursuant to Section
7.2 for the initial designation of each Authorized Officer of the Borrower. Additions or deletions to the list of Authorized Officers may be made by the Borrower, at any time, by delivering to the Agent, for redelivery to the Banks and the Issuing Bank, a revised fully-executed incumbency certificate for the Borrower.

     "Availability Period" shall mean the period from and including the Closing
      -------------------
Date to but excluding the Repayment Date.

     "Banks" shall mean collectively, and "Bank" shall mean separately, the
      -----                                ----
financial institutions named on Schedule 1.1, National City Bank and, unless the
                                ------------
context clearly requires otherwise, the Issuing Bank, together with their respective successors and assigns.

     "Bank Indebtedness" means the liability of the Borrower, as of any date of
      -----------------
determination, without duplication, to pay the Commitment Fee, the Agent's Fee, the Letter of Credit Fees, the Issuance Fee, the outstanding principal amount of the Revolving Credit Loans, the Swing Loans, the Supplemental Swing Loans, the Term Loan and any draws upon any Letter of Credit, interest thereon, any other amounts due pursuant to Article II hereof, all obligations under the Guaranty Agreement, all obligations to Banks and Affiliates of Banks under interest rate agreements permitted under Section 6.6(xi) and all reasonable out-of-pocket expenses incurred by the Banks or the Agent in connection with the preparation, negotiation, administration, enforcement of this Credit Agreement, the Revolving Credit Notes, the Swing Loan Note, the Supplemental Swing Loan Notes, the Term Notes, the other Loan Documents, the transactions contemplated thereby, or the protection of the Agent's, the Banks' or the Issuing Bank's rights under any of the foregoing described instruments (including but not limited to the reasonable fees and expenses of counsel) to the extent such expenses are the responsibility of the Borrower pursuant to this Credit Agreement.

     "Base Rate" means, as of any date of determination, a rate of interest per
      ---------
annum equal to the higher of (i) the Agent's Prime Rate, as of such date of determination, or (ii) the sum of (A) the Federal Funds Rate plus (B) one-half
               --
of one percent (0.5%) per annum, as of such date of determination. Such interest rate shall change automatically from time to time, effective as of the effective date of each change in the Prime Rate or the Federal Funds Rate.

     "Base Rate Loan" means any Loan which bears, or is to bear, interest under
      --------------
the Base Rate Option.

     "Base Rate Option" means the interest rate option described in item (i) of
      ----------------
Subsection 2.5(b) hereof.

     "Benefit Arrangement" means an "employee benefit plan" within the meaning
      -------------------
of Section 3(3) of ERISA, which is not a Plan or a Multiemployer Plan and which is maintained, or otherwise contributed to, by any Person for the benefit of employees of such Person or an ERISA Affiliate thereof.

     "Borrower" means Education Management Corporation, a corporation organized
      --------
and existing under the laws of the Commonwealth of Pennsylvania and having its principal office at 300 Sixth Avenue, Suite 800, Pittsburgh, Pennsylvania 15222.

     "Business Day" means (i) with respect to any borrowing or payment on,
      ------------
renewal of or conversion to a Eurodollar Rate Loan, any day other than (a) a Saturday or Sunday, (b) a day on which commercial banks in Pittsburgh, Pennsylvania are required or authorized by law to close and (c) a day on which dealings are not carried on in the London interbank market and (ii) for all other purposes, any day other than (a) a Saturday or Sunday or (b) a day on which commercial banks in Pittsburgh, Pennsylvania are required or authorized by law to close.

     "Capital Expenditures" means the total capital expenditures of the Borrower
      --------------------
and its Subsidiaries excluding: (i) capital expenditures of the Borrower and its Subsidiaries which are classified as leasehold improvements on the books and records of the Borrower, (ii) capital expenditures of the Borrower and its Subsidiaries related to expansion projects or new programs, and (iii) capital expenditures related to Subsidiaries of the Borrower that were recently acquired or incorporated (and have commenced operations) by the Borrower as of the time at which the Fixed Charges are calculated, as follows:

     -----------------------------------------------------------------------------------------------
     dates upon which Fixed Charges                    capital expenditures of Subsidiaries
     are calculated                                    acquired or incorporated after following
                                                       dates are excluded
     -----------------------------------------------------------------------------------------------
     September 30, 2001 through June 30 2002           June 30, 2000

     -----------------------------------------------------------------------------------------------
     September 30, 2002 through June 30, 2003          June 30, 2001

     -----------------------------------------------------------------------------------------------
     September 30, 2003 through June 30, 2004          June 30, 2002

     -----------------------------------------------------------------------------------------------

     "Capitalized Lease" means, as to any Person, any lease of tangible or
      -----------------
intangible property (whether real, personal or mixed) by such Person as the lessee under which the obligations of the lessee would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person in accordance with GAAP.

     "Capitalized Lease Obligations" means, as to any Person and as of any date
      -----------------------------
of determination, the principal amount of liability of such Person reflecting the aggregate discounted value of all future payments due under all Capitalized Leases calculated in accordance with GAAP including, but not limited to Statement of Financial Accounting Standards No. 13.

     "Change of Control" means (i) An Acquiring Person shall have acquired, or
      -----------------
obtained the right to acquire, legal or beneficial ownership of 50% or more of the outstanding shares of the voting stock of the Borrower; or (ii) the replacement or resignation (other than by reason of death, illness or incapacity) within any period of twelve (12) consecutive calendar months, of a majority of the members of the board of directors of the Borrower (the "Board"), which results in members of the Board who were in office at the beginning of such period constituting less than a majority of the members of the Board (unless such replacement or resignation shall have been effected or initiated by a majority of the members of the board in office at the beginning of such period or who became members of the board without effectuating a Change of Control).

     "Closing Date" shall mean the Business Day on which the first Loan shall be
      ------------
made, which shall be September 20, 2001, or, if all the conditions specified in
Section 7.2 have not been satisfied or waived by such date, not later than October 15, 2001, as designated by the Borrower by at least two (2) Business Days' advance notice to the Agent, or such other date as the parties agree. The closing shall take place at 11 a m., Pittsburgh time, on the Closing Date at the Pittsburgh, Pennsylvania offices of Buchanan Ingersoll Professional Corporation, or at such other time and place as the parties agree.

     "Closing Fee" means the fees paid to the Agent under the Fee Letter (other
      -----------
than the Agent's underwriting/arrangement fees and administrative fees) which are allocated to the Banks in accordance with their pro rata share of the aggregate Commitment Amount.

     "Code" means the Internal Revenue Code of 1986, as the same may be amended
      ----
from time to time and the regulations and rulings promulgated thereunder, together with any successor legislation thereto.

     "Cohort Default Rate" shall have the meaning ascribed thereto by the DOE in
      -------------------
Title 34, Chapter VI, Part 668, Subpart B, Section 17 of the Code of Federal Regulations (34 C.F.R. (S) 668.17), as the same may be amended from time to time.

     "Collateral" shall mean the Pledged Collateral, the UCC Collateral, the
      ----------
Intellectual Property Collateral and the Real Property.

     "Commitment Amount" means, with respect to each Bank, the aggregate dollar
      -----------------
amount of its Revolving Credit Commitment, Swing Loan Commitment, Supplemental Swing Loan Commitment and Term Loan Commitment.

     "Commitment Fee" means the fee described in Subsection 2.1(g) of this
      --------------
Credit Agreement.

     "Commitment Percentage" means, with respect to each Bank, the percentage
      ---------------------
amount set forth for such Bank under the caption "Percentage Amount" on Schedule
1.1 or in any Assignment and Assumption Agreement executed by such Bank, whether in the capacity as a Purchasing Bank or a Transferor Bank, as such percentage amount may be amended from time to time.

     "Compliance Certificate" means a compliance certificate substantially in
      ----------------------
the form of Exhibit "K" hereto which shall be delivered by the Borrower to the
            -----------
Agent and to each Bank in accordance with Subsection 5.2(d) hereof.

     "Consideration" means with respect to any Permitted Acquisition, the
      -------------
aggregate of (i) the cash paid by any of the Borrower and the Subsidiaries of the Borrower, directly or indirectly, to the seller in connection therewith, exclusive of any earn-out payments made to the seller based upon the performance of the Person or business acquired after the effective date of the Permitted Acquisition, (ii) the value of the capital stock or warrants for the issuance of capital stock of the Borrower or any Subsidiary issued to the seller in connection therewith (valued on the date that a definitive agreement is executed in connection with any Permitted Acquisition), (iii) the Indebtedness for Borrowed Money incurred or assumed by any of the Borrower and its Subsidiaries, whether in favor of the seller or otherwise and whether fixed or contingent,
(iv) any Guarantee given or incurred by the Borrower or any Subsidiary in connection therewith, and (v) any other consideration given or obligation incurred by the Borrower or any Subsidiary in connection therewith.

     "Consolidated" means the consolidation of the accounts of any two or more
      ------------
Persons in accordance with GAAP.

     "Contamination" means the presence in soil, groundwater or surface water of
      -------------
Hazardous Substances in sufficient quantity or concentration to require material investigation, corrective action or remediation under any Environmental Law.

     "Controlled Group" means, as to any Person, (i) a controlled group of
      ----------------
corporations as defined in Section 1563 of the Code or (ii) a group of trades or businesses under common control as defined in Section 414(c) of the Code of which such Person is a part or may become a part.

     "Credit Agreement" means this Credit Agreement together with the exhibits
      ----------------
and schedules hereto and hereof and all extensions, renewals, amendments, modifications, restatements and replacements hereof and hereto.

     "Credit Facility" means (i) the revolving credit facility consisting of the
      ---------------
Revolving Credit Commitment in the aggregate amount of $150,000,000 with a standby letter of credit sub-facility in the aggregate amount of $75,000,000 and a Swing Loan sub-facility in an amount of $10,000,000 and a Supplemental Swing Loan sub-facility in an amount of $30,000,000, and (ii) the Term Loan Commitment in the aggregate amount of $50,000,000.

     "Default" means an event, condition, act or omission to act which
      -------
constitutes a default in the performance or observance of any covenant, agreement or provision of any Loan Document, which event, condition, act or omission to act would become or constitute an Event of Default with the passage of time, the giving of notice or both, and without subsequent cure within any applicable period of time.

     "Disbursement" means the one or more advances of proceeds to the Borrower
      ------------
made pursuant to Sections 2.1 and 2.2.

     "Document" means any document, as that term is defined in the UCC, of any
      --------
Person, whether now owned or hereafter acquired or created.

     "DOE" means the United States Department of Education or as the context may
      ---
require, the United States Secretary of Education, or any successor thereto.

     "DOL" means the United States Department of Labor or as the context may
      ---
require, the United States Secretary of Labor, or any successor thereto.

     "Dollars" or "$" means the legal tender of the United States of America.
      --------------

     "EBITDA" means, for any period, on a Consolidated basis, the sum of net
      ------
income, depreciation and amortization, other non-cash charges to net income, interest expense, and income tax expense, minus non-cash credits to net income, in each case of the Borrower and its Subsidiaries for such period determined and consolidated in accordance with GAAP.

     "Encumbrance" means any encumbrance, mortgage, lien (statutory or other),
      -----------
charge, pledge, hypothecation, security interest, assignment, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Capitalized Lease having substantially the same economic effect as any of the foregoing) in, upon or against any asset of any Person, whether or not voluntarily given.

     "Environmental Claim" means any claim, suit, notice, order, demand or other
      -------------------
communication made by any Person, including the Borrower, with respect to the Borrower, any of its Subsidiaries or any of their respective properties, whether owned or leased, that: (i) asserts a violation of any Environmental Law; (ii) asserts a liability under any Environmental Law; (iii) orders an investigation, corrective action, remediation or other response under any Environmental Law;
(iv) alleges personal injury or property damage resulting from Hazardous Substances; or (v) alleges that there is or may be Contamination.

     "Environmental Law" means any and all statutes, laws, regulations,
      -----------------
ordinances, rules, judgments, orders, decrees, permits, grants, franchises, licenses, agreements or other governmental restrictions issued, promulgated or granted by any Governmental Person relating to the environment or the release of any materials into the environment.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as the
      -----
same may be amended, from time to time, and the rulings and regulations promulgated thereunder, together with any successor legislation thereto.

     "ERISA Affiliate" means, as of any date of determination and as to any
      ---------------
Person, any member of a Controlled Group of which such Person is a member, and any trade or business

(whether or not incorporated) under common control with such Person, and all other entities which, together with such Person, are or were treated as a single employer under Section 414 of the Code (which shall include any Subsidiary of such Person).

     "Escrow Agreement" means that certain Escrow Agreement dated on or about
      ----------------
September 20, 2001, among Michael C. Markovitz, Argosy and the Borrower.

     "Eurodollar Rate" means, with respect to each Eurodollar Rate Loan, the
      ---------------
rate of interest per annum with respect to any Interest Period obtained by the Agent by dividing (the resulting quotient rounded upward to the nearest 1/100th of 1% per annum) (i) the rate of interest determined by the Agent in accordance with its usual procedures (which determination shall be conclusive, absent manifest error) to be the average of the London interbank offered rates listed on the "LIBO" page of the Reuters Monitor Money Rate Service (or an appropriate successor thereto or, if Reuters or its successor ceases to provide such quotes, a comparable replacement as determined by the Agent) at 11:00 A.M. (London, England time) one (1) Business Day prior to the first day of each Interest Period for an amount comparable to the Eurodollar Rate Loan for such Interest Period and having a borrowing date and a maturity comparable to such Interest Period by (ii) a number (expressed as a decimal) equal to (A) 1.00 minus (B) the
                                                                   -----
Eurodollar Reserve Percentage, if any. The Eurodollar Rate described above may also be expressed by the following formula:

                            Average of London interbank offered rates listed on
     Eurodollar Rate  =     "LIBO" page of Reuters Monitor Money Rate Service
                             -------------------------------------------------
                                   [1.00 - Eurodollar Reserve Percentage ]

     "Eurodollar Rate Loans" means any of the Loans bearing interest at a rate
      ---------------------
determined on the basis of the Eurodollar Rate.

     "Eurodollar Rate Option" means the interest rate option described in item
      ----------------------
(ii) of Subsection 2.5(b) hereof.

     "Eurodollar Reserve Percentage" means, for any Interest Period, that
      -----------------------------
percentage (expressed as a decimal), as calculated by the Agent, which is in effect on the first day of such Interest Period, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirements (including without limitation supplemental, marginal or emergency reserve requirements) with respect to eurocurrency funding (currently referred to as "Eurocurrency Liabilities") of a member bank in such system in an amount comparable to the Eurodollar Rate Loan for such Interest Period and for a duration comparable to such Interest Period.

     "Event of Default" means any event described in Article VIII of this Credit
      ----------------
Agreement.

     "Existing Debt" shall mean the indebtedness of the Borrower owed to the
      -------------
Banks pursuant to the terms of the Existing Credit Agreement, including all loans, interest accrued thereon, outstanding letters of credit and fees reimbursable in accordance with the terms of the Existing Credit Agreement.

     "Expiration Date" shall have the same meaning as "Repayment Date."
      ---------------

     "FDIC" means the Federal Deposit Insurance Corporation or any Person
      ----
succeeding to its functions.

     "Federal Funds Rate" means, for any day, a fluctuating interest rate per
      ------------------
annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations at approximately 10:00 A.M. (Pittsburgh, Pennsylvania time) on such day on such transactions received by the Agent from three (3) Federal funds brokers of recognized standing selected by the Agent in its sole discretion.

     "Fee Letter" means that certain fee letter dated July 9, 2001, between the
      ----------
Borrower and the Agent.

     "Fiscal Quarter" shall mean each three-month fiscal period of the Borrower
      --------------
beginning respectively on each successive January 1, April 1, July 1 and October 1 during the term hereof and ending on the immediately succeeding March 31, June 30, September 30 and December 31.

     "Fiscal Year" shall mean each annual fiscal period of the Borrower
      -----------
beginning July 1 and ending on the immediately succeeding June 30.

     "Fixed Charge Coverage Ratio" shall mean the ratio of EBITDA to
      ---------------------------
consolidated Fixed Charges.

     "Fixed Charges" means for any period of determination the sum of net
      -------------
interest expense, income taxes, scheduled principal installments on Indebtedness for Borrowed Money, dividends, Capital Expenditures and payments under Capitalized Lease Obligations, in each case of the Borrower and its Subsidiaries determined and consolidated in accordance with GAAP.

     "GAAP" shall mean generally accepted United States accounting principles
      ----
which shall include, but not be limited to, the official interpretations thereof as defined by the Financial Accounting Standards Board, its predecessors and its successors.

     "Government Acts" shall have the meaning ascribed to it in Subsection
      ---------------
2.3(g) hereof.

     "Governmental Person" means the government of the United States or the
      -------------------
government of any state or locality therein, any political subdivision or any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body or entity, or other regulatory bureau, authority, body or entity of the United States or any state or locality therein, including the FDIC, the Comptroller of the Currency or the Board of Governors of the Federal Reserve System, any central bank or any comparable authority.

     "Governmental Rule" means any law, statute, rule, regulation, ordinance,
      -----------------
order, judgment, guideline or decision of any Governmental Person (including, without limitation, Governmental Acts).

     "Guarantee" means, as to any Person, any obligation, direct or indirect, by
      ---------
which such Person undertakes to guaranty, assume or remain liable for the payment or performance of another Person's obligations, including but not limited to (i) endorsements of negotiable instruments, (ii) discounts with recourse, (iii) agreements to pay or perform upon a second Person's failure to pay or perform, (iv) remaining liable on obligations assumed by a second Person,
(v) agreements to maintain the capital, working capital, solvency or general financial condition of a second Person and (vi) agreements for the purchase or other acquisition of products, materials, supplies or services, if in any case payment therefor is to be made regardless of the non-delivery of such products, materials or supplies or the non-furnishing of such services.

     "Guaranty Agreement" shall mean the Agreement of Guaranty and Suretyship in
      ------------------
substantially the form of Exhibit N executed and delivered by the Borrower to
                          ---------
the Agent for the benefit of the Banks.

     "HAC" means HAC Inc., an Illinois corporation and wholly owned Subsidiary
      ---
of the Borrower.

     "Hazardous Substances" means any (i) hazardous, toxic or polluting
      --------------------
substances or wastes as defined by any Environmental Law; (ii) petroleum products; or (iii) other substances determined to be hazardous in any law currently in effect or hereafter enacted.

     "IFAC" means International Fine Arts College, Inc., a Florida corporation.
      ----

     "IFAC Acquisition" means IFAC Acquisition Company, a Florida corporation.
      ----------------

     "IFAC Purchase Agreement" means that certain Asset Purchase Agreement dated
      -----------------------
as of July 25, 2001, by and among IFAC, Sir Edward Porter, IFAC Acquisition and the Borrower.

     "Indebtedness for Borrowed Money" as applied to any Person means (i) the
      -------------------------------
direct liabilities of such Person for money borrowed or credit received (other than trade accounts payable incurred in the ordinary course of business), whether evidenced by a bond, note, debenture, Capitalized Lease Obligation, deferred purchase price arrangement, title retention device, reimbursement agreement or otherwise, including but not limited to any liabilities calculated in accordance with GAAP with respect to any currency swap agreement, interest rate swap, cap, collar or floor agreement or other interest rate management device, and (ii) the contingent liabilities of such Person under any Guarantee (including the amount of any guarantee obligations arising under any student loan programs) of the liabilities described in clause (i) above.

     "Indemnified Party" shall have the meaning ascribed to it in Section 10.10
      -----------------
hereof.

     "Intellectual Property Collateral" shall mean all of the property described
      --------------------------------
in the Patent, Trademark and Copyright Assignment.

     "Interest Period" means any individual Interest Period of one (1), two (2),
      ---------------
three (3) or six (6) months (if available) selected by the Borrower pursuant to the terms and conditions of Subsection 2.5(c) hereof, commencing on the borrowing date, conversion date or renewal date of a Eurodollar Rate Loan to which such period shall apply.

     "IRS" means the United States Internal Revenue Service or, as the context
      ---
may require, the United States Department of Treasury, or any successor thereto.

     "Issuance Fee" means the fee described in item (ii) of Subsection 2.3(e)
      ------------
hereof.

     "Issuing Bank" means National City Bank, in its capacity as the issuer of
      ------------
the Letters of Credit hereunder for the account of the Borrower.

     "Lending Office" means, as to any Bank, its office located at the address
      --------------
set forth in its administrative questionnaire as its "Lending Office" or such other office as such Bank may thereafter designate as its "Lending Office" by notice to the Borrower and the Agent.

     "Letter of Credit" means any stand-by or commercial letter of credit issued
      ----------------
by the Issuing Bank pursuant to Section 2.3 hereof and the other terms and provisions hereof, for the account of the Borrower or for the account of any of the Borrower's Subsidiaries, provided that the Borrower is a guarantor and surety thereof, as any such letter of credit may from time to time be amended, modified, renewed, extended, supplemented or replaced.

     "Letter of Credit Exposure" means, at any date of determination, with
      -------------------------
respect to each Bank with a Revolving Credit Commitment, such Bank's pro rata share of the Stated Amount of any Letter of Credit then in effect.

     "Letter of Credit Fees" means the fees described in item (i) of Subsection
      ---------------------
2.3(e) hereof.

     "Loan" means any and, "Loans" mean collectively, the Revolving Credit
      ----                  -----
Loans, the Swing Loans, the Supplemental Swing Loans and the Term Loans.

     "Loan Documents" means this Credit Agreement, the Notes, the Security
      --------------
Agreement, the Pledge Agreement, the Patent, Trademark and Copyright Security Agreement, the Mortgages, the Guaranty Agreement, the Fee Letter, each Compliance Certificate, each Request for Revolving Credit Loans, each Swing Loan Request, each Supplemental Swing Loan Request, any application or agreement for a Letter of Credit and any interest rate protection agreement entered into between the Borrower and its Subsidiaries and any Bank or any Affiliate of any Bank as permitted under Section 6.6(xi).

     "Loan Parties" means the Borrower and each of its Subsidiaries which is a
      ------------
signatory of any of the Loan Documents.

     "Margin Stock" means "margin stock" as defined in Regulation U.
      ------------

     "Material Adverse Change" means any circumstance or event which (i) has, or
      -----------------------
is substantially likely to have, a material adverse effect upon the validity or enforceability of this Credit Agreement or any of the other Loan Documents, (ii) is, or is substantially likely to be, adverse to the business, properties, assets, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, and which impairs materially, or could reasonably be expected to impair materially, the ability of the Borrower to duly and punctually pay or perform its obligations under the Loan Documents, including without limitation, the loss of any Title IV funding(s) that is substantially likely to result in the foregoing or (iii) impairs materially, or is substantially likely to impair materially, the ability of the Agent or the Banks, to the extent permitted, to enforce the Agent's or the Banks' legal remedies pursuant to this Credit Agreement and the other Loan Documents.

     "Material Adverse Effect" means an effect that results in or causes or has
      -----------------------
a reasonable likelihood of resulting in or causing a Material Adverse Change.

     "Material Subsidiary" means individually, and "Material Subsidiaries" shall
      -------------------                           ----------------------
mean collectively (i) any Subsidiary of the Borrower which had annual revenues equal to or greater than $3,000,000 for the Fiscal Year ended June 30, 2001,
(ii) any Subsidiary of the Borrower not included in the preceding item (i) which hereafter has annual revenues equal to or greater than $3,000,000 in any Fiscal Year of the Borrower, (iii) any Person acquired by the Borrower or any Subsidiary of the Borrower after the Closing Date which at the time of the acquisition had annual revenues equal to or greater than $3,000,000 in its most recent fiscal year or at any time thereafter, and (iv) IFAC Acquisition.

     "Money" means all money, as that term is defined in the UCC, of any Person,
      -----
whether now owned or hereafter acquired.

     "Money Market Rate" shall be an interest rate as from time to time
      -----------------
determined by the Agent as being the sum of the Federal Funds Rate plus 50 basis points.

     "Money Market Rate Loan" means any Loan which bears, or is to bear,
      ----------------------
interest under the Money Market Rate Option.

     "Money Market Rate Option" means the interest rate option described in item
      ------------------------
(iii) of Subsection 2.5(b) hereof.

     "Mortgage" shall mean the Mortgage and Security Agreement in substantially
      --------
the form of Exhibit "J" with respect to the Real Property executed and delivered
            -----------
by the Borrower and any Subsidiary which owns Real Property to the Agent for the benefit of the Banks.

     "Multiemployer Plan" means a "multiemployer plan" as defined in Section
      ------------------
4001(a)(3) of ERISA to which any Person is making or accruing an obligation to make contributions or has within any of the preceding five (5) plan years made or accrued an obligation to make contributions.

     "National City Bank" means National City Bank of Pennsylvania, together
      ------------------
with its successors and assigns.

     "Net Proceeds" means, with respect to the sale, assignment, lease,
      ------------
sublease, transfer or other disposition of any of the assets of the Borrower or its Subsidiaries, in any transaction or series of coordinated transactions, the net after-tax proceeds of any such transaction after (i) taking into account any adjustments for basis, gain or other adjustment recognized under the Code and
(ii) deducting therefrom any reasonable closing costs paid by the Borrower or such Subsidiary in connection therewith.

     "Note" means any and, "Notes" shall mean collectively, all of the Revolving
      ----                  -----
Credit Notes, the Swing Loan Note, the Supplemental Swing Loan Notes and the Term Notes.

     "Option" means either the Base Rate Option, Money Market Rate Option or the
      ------
Eurodollar Rate Option.

     "Participant" shall mean any financial institution or other Person which
      -----------
purchases an individual interest in all or any part of the Revolving Credit Loans, the Term Loans or any particular segment of any Portion thereof.

     "Participation" means any sale, made in accordance with the provisions of
      -------------
Subsection 10.8(d), by any Bank to any Participant of an undivided interest in all or a part of, such Bank's Revolving Credit Commitment, Term Loan Commitment, Revolving Credit Loans and Term Loan, if any.

     "Patent, Trademark and Copyright Security Agreement" shall mean the Patent,
      --------------------------------------------------
Trademark and Copyright Security Agreement in substantially the form of Exhibit
                                                                        -------
I executed and delivered by the Borrower to the Agent for the benefit of the
-
Banks.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity
      ----
succeeding to any or all of its functions.

     "Permitted Acquisition" shall have the meaning set forth in Section 6.13.
      ---------------------

     "Permitted Encumbrances" shall mean those Encumbrances allowed pursuant to
      ----------------------
Section 6.7(a) hereof.

     "Person" means any individual, partnership, corporation, trust, joint
      ------
venture or unincorporated organization and any government or any agency, political subdivision or department thereof.

     "Plan" shall mean any "single employer plan" within the meaning of Section
      ----
4001(a)(15) of ERISA established and maintained by the Borrower or any ERISA Affiliate.

     "Pledge Agreement" shall mean the Pledge Agreement in substantially the
      ----------------
form of Exhibit "H" executed and delivered by the Borrower and any Subsidiary
        -----------
owning capital stock, partnership interests or limited liability company interests in any of the Material Subsidiaries, to the Agent for the benefit of the Banks.

     "Pledged Collateral" shall mean the property of the Borrower and the
      ------------------
Subsidiaries in which security interests are to be granted under the Pledge Agreement

     "Portion" means, at any time, the aggregate principal amount of the
      -------
Revolving Credit Loans and Term Loans outstanding hereunder which bears interest at a specific interest rate for a specific Interest Period pursuant to a request for borrowing or a notice of interest rate election.

     "Prime Rate" means the interest rate per annum publicly announced from time
      ----------
to time by the Agent as its prime rate, which rate may not be the lowest interest rate then being charged commercial borrowers by the Agent.

     "Prior Security Interest" shall mean a valid and enforceable perfected
      -----------------------
first-priority security interest under the Uniform Commercial Code in the UCC Collateral and the Pledged Collateral which is junior in its lien priority only to (i) Encumbrances described in Section 6.7(ii) to the extent such prospective tax payments are given priority by statute, or (ii) Encumbrances described in Sections 6.7(a)(vii) and(viii).

     "Prohibited Transaction" shall mean any one or more of the prohibited
      ----------------------
transactions defined under Section 406 of ERISA or Section 4975 of the Code and which is not exempt as a statutory, individual or class exemption under Section 408 of ERISA or Section 4975 of the Code.

     "Proprietary Information" means all non-public information about the
      -----------------------
Borrower or any of its Subsidiaries which has been furnished by the Borrower or any of its Subsidiaries, whether furnished before or after the Closing Date, and regardless of the manner in which it is furnished.

     "Purchasing Bank" means a Bank which becomes a party to this Credit
      ---------------
Agreement by executing an Assignment and Assumption Agreement.

     "Real Property" shall mean the real estate owned by the Borrower and the
      -------------
Subsidiaries set forth on Schedule 4.12, which shall be encumbered by the
                          -------------
Mortgages.

     "Register" shall have the meaning ascribed to it in Subsection 10.8(c)
      --------
hereof.

     "Regulation D" means Regulation D promulgated by the Board of Governors of
      ------------
the Federal Reserve System (12 C.F.R. Part 204 et seq.), from time to time in effect and as may hereafter be amended and shall include any successor or other regulation or official interpretation thereof issued by said Board of Governors.

     "Regulation T" means Regulation T promulgated by the Board of Governors of
      ------------
the Federal Reserve System (12 C.F.R. Part 220 et seq.), from time to time in effect and as may hereafter be amended and shall include any successor or other regulation or official interpretation thereof issued by said Board of Governors.

     "Regulation U" means Regulation U promulgated by the Board of Governors of
      ------------
the Federal Reserve System (12 C.F.R. Part 221 et seq.), from time to time in effect and as may hereafter be amended and shall include any successor or other regulation or official interpretation thereof issued by said Board of Governors.

     "Regulation X" means Regulation X promulgated by the Board of Governors of
      ------------
the Federal Reserve System (12 C.F.R. Part 224 et seq.), from time to time in effect and as may hereafter be amended and shall include any successor or other regulation or official interpretation thereof issued by said Board of Governors.

     "Release" means any material spilling, leaking, pumping, pouring, emitting,
      -------
emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substances into the environment.

     "Repayment Date" means September 20, 2004.
      --------------

     "Reportable Event" means any one or more events defined in Section 4043(b)
      ----------------
of ERISA for which the thirty (30) day notice period has not been waived by the PBGC.

     "Request for Revolving Credit Loan" means any written request for a
      ---------------------------------
revolving credit loan executed by the Borrower and delivered to the Agent substantially in the form of Exhibit "C" to this Credit Agreement.
                             -----------

     "Required Banks" means, as of any date of determination:
      --------------

                    (i) if there are no Loans, Letters of Credit or Letter of Credit reimbursement obligations, Banks whose Revolving Credit Commitments and Term Loan Commitments aggregate at least 51% of the Revolving Credit Commitments and Term Loan Commitments of all of the Banks, or

                    (ii) if there are Loans, Letters of Credit or Letter of Credit reimbursement obligations outstanding, any Bank or group of Banks if the sum of the Loans, Letter of Credit Exposure and Letter of Credit reimbursement obligations of such Banks then outstanding aggregates at least 51% of the total principal amount of all of the Loans, Letter of Credit Exposure and Letter of Credit reimbursement obligations then outstanding. The Revolving Credit Loans and Letter of Credit reimbursement obligations shall be deemed, for purposes of this definition, to be in favor of the Agent and not a participating Bank if the Agent has made the advance and such Bank has not made its pro rata advance in respect thereof and shall be deemed to be in favor of such Bank to the extent of its advance if it has made its pro rata advance in respect thereof.

     "Revolving Credit Bank" means any financial institution listed on Schedule
      ---------------------                                            --------
1.1 as having a Commitment Amount with respect to Revolving Credit Loans and
---
each other financial institution which, from time to time, becomes a party to this Credit Agreement in accordance with Subsection 10.8(b) hereof and purchases a Commitment Amount with respect to Revolving Credit Loans.

     "Revolving Credit Commitment" shall mean, as to any Bank at any time, the
      ---------------------------
amount initially set forth opposite its name on Schedule 1.1 in the column
                                                ------------
labeled "Amount of Commitment for Revolving Credit Loans" (as the same may be reduced in accordance with Section 2.1(f)), and thereafter in the most recent Assignment and Assumption Agreement executed by such Bank, whether in the capacity as a Purchasing Bank or a Transferor Bank.

     "Revolving Credit Disbursement" means the several Revolving Credit Loans
      -----------------------------
made simultaneously by each Revolving Credit Bank under the Revolving Credit Commitment.

     "Revolving Credit Loan" means each loan of funds by a Revolving Credit Bank
      ---------------------
of its Commitment Percentage for the revolving credit loans as described in
Section 2.1 hereof.

     "Revolving Credit Loan Account" means the bookkeeping account established
      -----------------------------
by each Revolving Credit Bank in the name of the Borrower pursuant to Subsection 2.1(i) hereof.

     "Revolving Credit Note" and "Revolving Credit Notes" means any one or all
      ---------------------
of the promissory notes of the Borrower evidencing Bank Indebtedness of the Borrower hereunder with respect to the Revolving Credit Loans, which Revolving Credit Notes shall be substantially in the form of Exhibit "A" to this Credit
                                                   -----------
Agreement, and all extensions, renewals, amendments, modifications, restatements or replacements thereto or thereof.

     "Security Agreement" shall mean the Security Agreement in substantially the
      ------------------
form of Exhibit G executed and delivered by the Borrower to the Agent for the
        ---------
benefit of the Banks.

     "Stated Amount" means the amount available to the beneficiary of any Letter
      -------------
of Credit for drawing thereunder as such amount is reduced in accordance with the provisions of such Letter of Credit.

     "Subsection" means a numbered subsection of this Credit Agreement, unless
      ----------
another document is specifically referenced.

     "Subsidiary" means any corporation of which at least a majority of the
      ----------
outstanding stock having by the terms thereof ordinary voting power to elect a majority of the Board of Directors of such corporation is at the time directly or indirectly owned or controlled by the Borrower or by one or more of its Subsidiaries.

     "Subsidiary Guarantee" shall mean a Guarantee, in a form acceptable to the
      --------------------
Agent, to be executed and delivered by a Subsidiary in accordance with the provisions of Subsection 6.6(ix) herein which shall provide that such Subsidiary shall unconditionally guarantee and become surety for a portion of the Bank Indebtedness that is limited in amount to the principal amount of the Indebtedness for Borrowed Money incurred by such Subsidiary in accordance with Subsection 6.6(ix) and reduced as the principal amount of such Indebtedness for Borrowed Money is repaid by such Subsidiary in the ordinary course of business (including without limitation, any prepayments of principal made by the Subsidiary in the ordinary course of its business so long as such prepayments are not made with a direct or indirect purpose of reducing or eliminating the obligations of such Subsidiary under the Subsidiary Guarantee).

     "Supplemental Swing Loan Banks" means any financial institution listed on
      -----------------------------
Schedule 1.1 to this Credit Agreement as having a Commitment Amount with respect
------------
to Supplemental Swing Loans and each other financial institution which, from time to time, becomes a party to this Credit Agreement in accordance with Subsection 10.8(b) hereof and purchases a Commitment Amount with respect to Supplemental Swing Loans.

     "Supplemental Swing Loan Commitment" shall mean the dollar amount set forth
      ----------------------------------
for each Supplemental Swing Loan Bank under the caption "Supplemental Swing Loan Commitment" on Schedule 1.1 to this Credit Agreement signed by such Bank or in
               ------------
any Assignment and Assumption Agreement executed by such Bank, whether in the capacity as a Purchasing Bank or a Transferor Bank. The aggregate Supplemental Swing Loan Commitments of all of the Supplemental Swing Loan Banks shall not exceed $30,000,000 in the aggregate. Notwithstanding anything contained in this Agreement or any of the other Loan Documents to the contrary, the foregoing commitment is a sub-facility of such Bank's Revolving Credit Commitment and as such shall mature, expire, be proportionally reduced or terminate upon the occurrence of a like event affecting such Bank's Revolving Credit Commitment.

     "Supplemental Swing Loan Note" and "Supplemental Swing Loan Notes" shall
      ----------------------------
mean any one or all of the Supplemental Swing Loan Note of the Borrower in the form of Exhibit "E" evidencing the Supplemental Swing Loans, together with all
        ----------
amendments, extensions, renewals, replacements, refinancings or refundings thereof in whole or in part.

     "Supplemental Swing Loan Request" shall mean a request for Supplemental
      -------------------------------
Swing Loans made in accordance with Section 2.2B(c) hereof.

     "Supplemental Swing Loans" shall mean collectively and Supplemental Swing
      ------------------------                              ------------------
Loan shall mean separately all Supplemental Swing Loans or any Supplemental
----
Swing Loan made by Supplemental Swing Loan Banks to the Borrower pursuant to
Section 2.2B hereof.

     "Swing Loan Commitment" shall mean National City Bank's commitment to make
      ---------------------
Swing Loans to the Borrower pursuant to Section 2.2A hereof in an aggregate principal amount of up to $10,000,000 outstanding at any time. Notwithstanding anything contained in this Agreement or any of the other Loan Documents to the contrary, the foregoing commitment is a sub-facility of National City Bank's Revolving Credit Commitment, and as such shall mature, expire, be proportionally reduced or terminate upon the occurrence of a like event affecting National City's Revolving Credit Commitment.

     "Swing Loan Note" shall mean the Swing Loan Note of the Borrower in the
      ---------------
form of Exhibit "B" evidencing the Swing Loans, together with all amendments,
        -----------
extensions, renewals, replacements, refinancings or refundings thereof in whole or in part.

     "Swing Loan Request" shall mean a request for Swing Loans made in
      ------------------
accordance with Section 2.2A(b) hereof.

     "Swing Loans" shall mean collectively and Swing Loan shall mean separately
      -----------                              ----------
all Swing Loans or any Swing Loan made by National City Bank to the Borrower pursuant to Section 2.2A hereof.

     "Swing Loan Settlement Date" shall mean the Tuesday of each week (if such
      --------------------------
day is a Business Day and if not, the next succeeding Business Day) and any other Business Day on which the Agent elects to effect settlement pursuant to
Section 2.12.

     "Teach-Out Obligations" means those certain obligations of any Person under
      ---------------------
various state laws to provide for the completion of any enrolled student's education in the event of the closing of a school.

     "Termination Event" means (i) a Reportable Event with respect to a Plan or
      -----------------
an event described in Section 4062(e) of ERISA with respect to a Plan, (ii) the withdrawal of the Borrower or any ERISA Affiliate from a Plan during a plan year in which the Borrower or any such ERISA Affiliate was a "substantial employer" as such term is defined in Section 4001(a)(2) of ERISA and the incurrence of liability to the PBGC under Section 4063 of ERISA, (iii) the incurrence of liability by the Borrower or any such ERISA Affiliate under
Section 4064 of ERISA upon the termination of a Plan, (iv) the distribution of a notice of intent to terminate a Plan pursuant to Section 4041(a)(2) of ERISA or the treatment of a Plan amendment as a termination under Section 4041 of ERISA, or (v) the institution of proceedings to terminate a Plan by the PBGC under
Section 4042 of ERISA.

     "Termination Proceeding" means, with respect to any Plan, any termination
      ----------------------
proceeding under Section 4042 of ERISA or any successor section of ERISA.

     "Term Loans" means the term loan of each Bank with a Term Loan Commitment
      ----------
made to the Borrower as described in Section 2.4 hereof.

     "Term Loan Commitment" shall mean, as to any Bank at any time, the amount
      --------------------
initially set forth opposite its name on Schedule 1.1 in the column labeled
                                         ------------
"Amount of Commitment for Term Loans," and thereafter in the most recent Assignment and Assumption Agreement executed by such Bank, whether in the capacity as a Purchasing Bank or a Transferor Bank.

     "Term Note" and "Term Notes" means any one or all of the promissory notes
      ---------
of the Borrower evidencing Bank Indebtedness of the Borrower hereunder with respect to the Term Loans, which Term Notes shall be substantially in the form of Exhibit "F" to this Credit Agreement, and all extensions, renewals,
   -----------
amendments, modifications, restatements or replacements thereto or thereof.

     "Total Capitalization" shall mean the sum of consolidated total
      --------------------
shareholders' equity in the Borrower and all Subsidiaries plus Total Funded Debt, all as determined in accordance with GAAP.

     "Total Funded Debt" means, as of the end of any Fiscal Quarter, on a
      -----------------
Consolidated basis without duplication (including but not limited to any duplication reflecting Guarantees of the Borrower or any Subsidiary permitted by Subsection 6.5(iii) hereof), the difference between (a) Indebtedness for Borrowed Money of the Borrower and its Subsidiaries, as of such date, and (b) all unrestricted cash and cash equivalents in excess of $5,000,000 held by the Borrower and its Subsidiaries including without limitation the cash balance as at the end of such Fiscal Quarter held by the Agent or any Bank in cash collateral, escrow, direct loan, reserve, electronic funds transfer, trust or other restricted accounts (exclusive of any such accounts which do not appear on the Borrower's or such Subsidiary's balance sheet) on behalf of the Borrower or any of its Subsidiaries.

     "Transfer Effective Date" means for each Assignment and Assumption
      -----------------------
Agreement, the date upon which such Assignment and Assumption Agreement is effective.

     "Transferor Bank" means a selling Bank pursuant to an Assignment and
      ---------------
Assumption Agreement.

     "UCC" means the Uniform Commercial Code as now adopted and from time to
      ---
time amended in the Commonwealth of Pennsylvania or any other jurisdiction which controls the perfection of a security interest.

     "UCC Collateral" shall mean the property of the Loan Parties in which
      --------------
security interests are to be granted under the Security Agreement.

     "Unfunded Benefit Liabilities" means with respect to any Plan, the amounts
      ----------------------------
described in Section 4001(a)(18) of ERISA.

     "Unreimbursed Amount" shall have the meaning assigned to it in Subsection
      -------------------
2.3(c) hereof.

     "Withdrawal Liability" means "withdrawal liability" as defined by the
      --------------------
provisions of Part 1 of Subtitle E to Title IV of ERISA.

     1.2  GAAP Definitions.
          ----------------

     Accounting terms used in this Credit Agreement but not defined herein shall have the meanings ascribed to them under GAAP as in effect from time to time; provided, however, that all accounting terms used in Sections 6.1, 6.2. and 6.4
--------  -------
shall have the meaning given to such terms under GAAP as in effect on the date hereof applied on a basis consistent with those used in preparing the Borrower's historical financial statements. In the event of any change after the date hereof in GAAP, and if such change would result in the inability to determine compliance with the financial covenants set forth in Sections 6.1, 6.2 and 6.4 based upon the Borrower's regularly prepared financial statements by reason of the preceding sentence, then the parties hereto agree to endeavor, in good faith, to agree upon an amendment to this Credit Agreement that would adjust such financial covenants in a manner that would not affect the substance thereof, but would allow compliance therewith to be determined in accordance with the Borrower's financial statements at that time; until this Credit Agreement is so amended, the covenants shall remain as set forth in this Agreement.

     1.3  Other Definitional Conventions.
          ------------------------------

               (i) All terms defined in this Credit Agreement shall have the above-defined meanings when used in this Credit Agreement, the other Loan Documents, exhibits, schedules, appendices or any other document or certificate executed or delivered in connection with this Credit Agreement, unless the context thereof shall otherwise clearly require.

               (ii) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Credit Agreement shall refer to this Credit Agreement as a whole and not to any particular provision of this Credit Agreement, and Section and Subsection references are to this Credit Agreement unless otherwise specified.

               (iii) All terms defined in this Credit Agreement in the singular shall have comparable meanings when used in plural, and vice versa, unless otherwise specified.

               (iv) The word "or" as used herein shall mean and connote non-exclusive alternative, unless expressly stated or the context clearly requires otherwise.

     1.4  Headings.
          --------

     The headings of the Sections and Subsections of this Credit Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

                            ARTICLE II. THE CREDIT
                            ----------------------

     2.1  Revolving Credit Loans.
          ----------------------

               (a)  Revolving Credit Commitment. The Revolving Credit Banks
                    ---------------------------
severally agree, subject to the terms and conditions hereof and relying upon the representations and warranties herein set forth, that the Borrower shall have the right to borrow, repay and reborrow during the Availability Period an aggregate principal amount not to exceed ONE HUNDRED FIFTY MILLION AND NO/100 DOLLARS ($150,000,000) at any one time outstanding (the "Revolving Credit Commitment"); provided, however, the amount otherwise available for borrowing
              --------  -------
under the Revolving Credit Commitments as of any time of determination shall be reduced by the sum of (i) the aggregate Stated Amounts of all Letters of Credit issued and outstanding, as of such date of determination plus (ii) the aggregate
                                                         ----
unreimbursed draws of any Letter of Credit plus (iii) the outstanding principal
                                           ----
balance of all Swing Loans plus (iv) the outstanding principal balance of all
                           ----
Supplemental Swing Loans.

               (b)  Individual Bank Commitment Amount.  Each of the Revolving
                    ---------------------------------
Credit Banks shall be severally liable for advancing its respective Commitment Percentage of the Revolving Credit Loans set forth on Schedule 1.1 (as the same
                                                      ------------
may be reduced in accordance with Section 2.1(f)), or on the most recent Assignment and Assumption Agreement to which such Bank is a party; provided,
                                                                   --------
however, that no such Revolving Credit Bank shall be required to make a Revolving Credit Loan if such loan would cause that Revolving Credit Bank's Revolving Credit Loans to exceed the Commitment Amount for Revolving Credit Loans set forth on Schedule 1.1 or on the most recent Assignment and Assumption
                   ------------
Agreement to which such Bank is a party, minus such Bank's outstanding Swing Loans, Supplemental Swing Loans, Letter of Credit Exposure and pro rata share of unreimbursed draws of any Letter of Credit.

               (c)  Revolving Credit Disbursements.
                    ------------------------------

               (i) Each Revolving Credit Disbursement under Subsection 2.1(a) shall be in the aggregate amount of $1,000,000 or more, provided that each increment in excess of $1,000,000 shall be $100,000 or an integral multiple thereof. The obligation of the Borrower to repay, on or before the Repayment Date, the aggregate unpaid principal amount of all Revolving Credit Disbursements made by the Revolving Credit Banks shall be evidenced by Revolving Credit Notes substantially in the form of Exhibit "A" hereto, one made by the
                                          ----------
Borrower to the order of each Revolving Credit Bank in the Commitment Amount for Revolving Credit Loans of such Revolving Credit Bank and delivered to each such Revolving Credit Bank. The principal amount actually due and owing each Revolving Credit Bank under the Revolving Credit Loans shall be the aggregate unpaid principal amount of all Revolving Credit Loans made by such Revolving Credit Bank, all as shown on the Revolving Credit Loan Accounts established pursuant to Subsection 2.1(i) hereof.

          (ii) Each request for a Revolving Credit Disbursement under Subsection 2.1(a) shall be made by 1:00 P.M. (Pittsburgh, Pennsylvania time) to the Agent orally or in writing, by an Authorized Officer, (A) in the case of Base Rate Loans, on or before the same Business Day of the proposed Revolving Credit Disbursement and (B) in the case of Eurodollar Rate Loans, at least three (3) Business Days prior to the proposed Revolving Credit Disbursement, in each case specifying the date on which such Revolving Credit Disbursement is to be made, the amount thereof, selecting the interest rate therefor pursuant to Subsection 2.5(b) hereof and, if appropriate, selecting the Interest Period therefor. Each written request for a Revolving Credit Disbursement shall be evidenced by, and each oral request for a Revolving Credit Disbursement hereunder shall be followed by, a Request for Revolving Credit Loan substantially in the form of Exhibit "C" hereto, duly executed by an Authorized Officer of the Borrower.
----------
Promptly upon receipt of such notice, the Agent shall notify each Revolving Credit Bank of the Borrower's request and the amount of such requested Revolving Credit Disbursement which is to be advanced by such Revolving Credit Bank. Each such Revolving Credit Bank shall make its pro rata share of such Revolving Credit Disbursement available at the Agent's principal office in immediately available funds no later than 4:00 P.M. (Pittsburgh, Pennsylvania time) on the date of the requested Revolving Credit Disbursement. Each Revolving Credit Disbursement shall be credited by the Agent to a demand deposit account of the Borrower at the Agent's principal office no later than 4:30 P.M. (Pittsburgh, Pennsylvania time) on the date of such Revolving Credit Disbursement.

          (d)  Interest.  The Revolving Credit Notes shall bear interest on the
               --------
actual unpaid principal amount thereof from time to time outstanding from the date thereof until payment in full as set forth in Section 2.5 hereof.

          (e) Voluntary Prepayments. The Borrower shall have the right at its
              ---------------------
option to prepay any Portion of the Revolving Credit Loans, in whole or in part, at any time, subject to Borrower's obligation to pay a premium in accordance with Section 2.6(ii)(A) if a Eurodollar Rate Loan (or part thereof) is prepaid on a date other than the last day of the applicable Interest Period. Each such prepayment shall be applied first to the principal balance of the Revolving Credit Loans and then to any accrued and unpaid interest. Each partial prepayment shall be in the aggregate amount of $500,000 or more, provided that each increment in excess of $500,000 shall be $100,000 or an integral multiple thereof. The Borrower shall give the Agent prior written notice of each voluntary prepayment specifying the aggregate principal amount to be prepaid, the date of prepayment and, if one or more Eurodollar Rate Options are in effect, the Portion(s) of the Revolving Credit Loans being prepaid. Notice of prepayment having been given as aforesaid, the principal amount specified in such notice shall become due and payable on the prepayment date.

          (f) Voluntary Permanent Reduction of the Revolving Credit Commitment.
              ----------------------------------------------------------------
The Borrower, upon three (3) Business Days' written notice to the Agent, may permanently reduce the Revolving Credit Commitment by a minimum reduction of at least $5,000,000; provided, however, that if such reduction would require
                  --------
repayment of then outstanding amounts of the Revolving Credit Loans or any Swing Loans or Supplemental Swing Loans, such repayment must occur on or before the date on which the voluntary permanent reduction becomes effective.

          (g) Commitment Fee. The Borrower agrees to pay to the Agent, for the
              --------------
benefit of the Revolving Credit Banks, on October 1, 2001, and quarterly in arrears thereafter on the first day of each succeeding January, April, July and October during the term of the Revolving Credit Commitment and on the Repayment Date, a commitment fee equal to the average daily difference between the Revolving Credit Commitments of the Banks minus the sum of the Banks' Revolving Credit Loans outstanding (including Supplemental Swing Loans outstanding but excluding any outstanding Swing Loans of National City) and Letter of Credit Exposure during the immediately preceding Fiscal Quarter. The commitment fee shall be calculated at a rate per annum set forth in the chart below based upon the Ratio of the Borrower's Total Funded Debt to EBITDA:

    ========================================================================
     Ratio of Total Funded Debt to EBITDA        Commitment Fee (per annum)
    ------------------------------------------------------------------------
     Greater than 2.0 to 1.0                          37.5 basis points
    ------------------------------------------------------------------------
     Greater than 1.5 to 1.0 but less than or         25.0 basis points
      equal to 2.0 to 1.0
    ------------------------------------------------------------------------
     Greater than 1.0 to 1.0 but less than or         25.0 basis points
      equal to 1.5 to 1.0
    ------------------------------------------------------------------------
     Less than or equal to 1.0 to 1.0                 22.5 basis points
    ========================================================================

The Commitment Fee due hereunder shall be calculated on the basis of a 365-366 day year and the actual number of days elapsed. Upon receipt by the Agent of the quarterly financial statements delivered pursuant to Subsection 5.2(a) hereof, the applicable percentage shall be adjusted, if necessary, effective on the first day of the calendar month following delivery of such quarterly financial statements. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. Notwithstanding the table of applicable percentages set forth above and the adjustment to the Commitment Fee in accordance with the terms of this subsection 2.1(g), during the period from the Closing Date through the six month anniversary of the Closing Date, the Commitment Fee (per annum) shall not be less than 25 basis points.

          (h) Repayment. On the Repayment Date, the Borrower shall repay in full
              ---------
all of the then unpaid and outstanding Revolving Credit Loans, together with all interest thereon to the date of such repayment and all other fees and costs due hereunder.

          (i) Revolving Credit Loan Account. Each Revolving Credit Bank shall
              -----------------------------
open and maintain on its books a Revolving Credit Loan Account in the name of the Borrower with respect to such Revolving Credit Bank's Revolving Credit Loans, repayments, prepayments, the computation and payment of interest and the computation of other amounts due and sums paid to the Agent, on behalf of such Revolving Credit Bank, pursuant to this Section 2.1. Except in the case of manifest error in computation, such Revolving Credit Loan Account shall be conclusive and binding on the Borrower as to the amount at any time due to such Revolving Credit Bank from the Borrower pursuant to this Section 2.1.

  2.2  Swing Loans; Supplemental Swing Loans.
       -------------------------------------

          A.  Swing Loans.
              -----------

          (a) Swing Loan Commitment. Subject to the terms and conditions hereof
              ---------------------
and relying upon the representations and warranties herein set forth, and in order to facilitate loans and repayments between Settlement Dates, National City Bank may, at its option, cancelable at any time for any reason whatsoever, make swing loans (the "Swing Loans") to the Borrower at any time or from time to time after the date hereof to, but not including, the Expiration Date, in an aggregate principal amount up to but not in excess of $10,000,000 (the "Swing Loan Commitment"), provided that the sum of (i) the aggregate Stated Amounts of all Letters of Credit issued and outstanding, as of such date of determination plus (ii) the aggregate unreimbursed draws of any Letter of Credit plus (iii)
----                                                               ----
the outstanding principal balance of all Swing Loans plus (iv) the outstanding
                                                     ----
principal balance of all Supplemental Swing Loans plus (v) the outstanding
                                                  ----
principal balance of all Revolving Credit Loans, shall not exceed the Revolving Credit Commitments of all the Banks. Within such limits of time and amount and subject to the other provisions of this Agreement, the Borrower may borrow, repay and reborrow pursuant to this Section 2.2A. It is acknowledged by National City Bank that a cancellation of the Swing Loan Commitment shall not in and of itself reduce National City Bank's Revolving Credit Commitment.

          (b) Swing Loan Requests. Except as otherwise provided herein, the
              -------------------
Borrower may from time to time prior to the Expiration Date request National City Bank to make Swing Loans by delivery to National City Bank not later than 1:00 P.M. (Pittsburgh, Pennsylvania time) on the proposed Borrowing Date of a duly completed request therefor substantially in the form requested by National City Bank or by telephone immediately confirmed in writing by letter, facsimile or telex (each, a "Swing Loan Request"), it being understood that the Agent may rely on the authority of any individual making such a telephonic request without the necessity of receipt of such written confirmation. Each Swing Loan Request shall be irrevocable and shall specify the proposed Borrowing Date, the interest rate Option and the principal amount of such Swing Loan, which shall be not less than $100,000.

          (c) Making Swing Loans. So long as National City Bank elects to make
              ------------------
Swing Loans, National City Bank shall, after receipt by it of a Swing Loan Request pursuant to Section 2.2, fund such Swing Loan to the Borrower in U.S. Dollars and immediately available funds at the Principal Office prior to 3:00 P.M. (Pittsburgh, Pennsylvania time) on the Borrowing Date.

          (d) Swing Loan Note. The obligation of the Borrower to repay the
              ---------------
unpaid principal amount of the Swing Loans made to it by National City Bank, together with interest thereon shall be evidenced by a demand promissory note of the Borrower dated the Closing Date in substantially the form attached hereto as Exhibit "B" payable to the order of National City Bank in a face amount equal to
----------
the Swing Loan Commitment.

          (e) Borrowings to Repay Swing Loans. National City Bank may, at its
              -------------------------------
option, exercisable at any time for any reason whatsoever, demand repayment of the Swing Loans from the Revolving Credit Banks, and each Bank shall make a Revolving Credit Loan in an amount equal to such Bank's Ratable Share of the aggregate principal amount of the outstanding Swing Loans, plus, if National City Bank so requests, accrued interest thereon, provided that no Bank shall be
                                                 --------
obligated in any event to make Revolving Credit Loans in excess of its Revolving Credit Commitment minus such Bank's outstanding Revolving Credit Loans, Supplemental Swing Loans, Letter of Credit Exposure and pro rata share of unreimbursed draws of any Letter of Credit. Revolving Credit Loans made pursuant to the preceding sentence shall bear interest at the Base Rate Option and shall be deemed to have been properly requested in accordance with Section
2.1 without regard to any of the requirements of that provision pertaining to Loan Requests. National City Bank shall provide notice to the Banks (which may be telephonic or written notice by letter, facsimile or telex) that such Revolving Credit Loans are to be made under this Section 2.2A and of the apportionment among the Banks, and the Banks shall be unconditionally obligated to fund such Revolving Credit Loans (whether or not the conditions specified in Section 2.1 are then satisfied) by the time National City Bank so requests, which shall not be earlier than 3:00 P.M. (Pittsburgh, Pennsylvania time) on the Business Day next after the date the Banks receive such notice from National City Bank.

          (f) Voluntary Prepayments. The Borrower shall have the right at its
              ---------------------
option to prepay any Portion of the Swing Loans, in whole or in part, at any time. Each such prepayment shall be applied first to the principal balance of the Swing Loans and then to any accrued and unpaid interest. Each partial prepayment shall be in the aggregate amount of $100,000 or more, provided that each increment in excess of $100,000 shall be $10,000 or an integral multiple thereof unless the Borrower is prepaying the entire outstanding principal balance of the Swing Loans. The Borrower shall give the Agent prior written notice of each voluntary prepayment specifying the aggregate principal amount to be prepaid and the date of prepayment. Notice of prepayment having been given as aforesaid, the principal amount specified in such notice shall become due and payable on the prepayment date.

          (g) Permanent Reduction of the Swing Loan Commitment.
              ------------------------------------------------

          (A) Voluntary Reduction.  The Borrower, upon three (3) Business Days'
              -------------------
written notice to the Agent, may permanently reduce the Swing Loan Commitment by a minimum reduction of at least $1,000,000; provided, however, that if such
                                            --------
reduction would require repayment of then outstanding amounts of the Swing Loans, such repayment must occur on or before the date on which the voluntary permanent reduction becomes effective.

          (B) Mandatory Reduction. In the event that the Borrower shall have
              -------------------
reduced the Revolving Credit Commitment of the Banks and National City Bank's Swing Loan Commitment is greater than its Revolving Credit Commitment as so reduced, then the Swing Loan Commitment shall be automatically reduced to National City Bank's Revolving Credit Commitment. In the event that National City Bank's Swing Loans exceed the Swing Loan Commitment, the Borrower shall contemporaneously with the reduction in the commitment prepay the Swing Loans to an amount less than the Swing Loan Commitment, as so reduced.

          (h) Interest.  The Swing Loan Notes shall bear interest on the actual
              --------
unpaid principal amount thereof from time to time outstanding from the date thereof until payment in full as set forth in Section 2.5 hereof.

          B.  Supplemental Swing Loans.
              ------------------------

          (a) Supplemental Swing Loan Commitment.  The Supplemental Swing Loan
              ----------------------------------
Banks severally agree, subject to the terms and conditions hereof and relying upon the representations and warranties herein set forth, that the Borrower shall have the right to borrow, repay and reborrow during the Availability Period an aggregate principal amount not to exceed THIRTY MILLION AND NO/100 DOLLARS ($30,000,000) at any one time outstanding (the "Supplemental Swing Loan Commitments"); provided, however, the sum of (i) the aggregate Stated Amounts of
               --------  -------
all Letters of Credit issued and outstanding, as of such date of determination plus (ii) the aggregate unreimbursed draws of any Letter of Credit plus (iii)
----                                                               ----
the outstanding principal balance of all Swing Loans plus (iv) the outstanding
                                                     ----
principal balance of all Supplemental Swing Loans plus (v) the outstanding
                                                  ----
principal balance of all Revolving Credit Loans, shall not exceed the Revolving Credit Commitments of all the Banks.

          (b) Individual Bank Supplemental Swing Loan Commitment Amount.  The
              ---------------------------------------------------------
Commitment Percentage with respect to Supplemental Swing Loans for each Supplemental Swing Loan Bank shall be the same Commitment Percentage as such Bank's Commitment Percentage for Revolving Credit Loans hereunder. Each Supplemental Swing Loan to be advanced in accordance with Section 2.2B(a) shall be advanced pro rata among the Supplemental Swing Loan Banks in an amount corresponding to its pro rata share of the Revolving Credit Commitments. Each of the Supplemental Swing Loan Banks shall be severally liable for advancing its respective Commitment Percentage for Revolving Credit Loans set forth opposite such Supplemental Swing Loan Bank's name on Schedule 1.1; provided, however,
                                            ------------  --------
that no such Supplemental Swing Loan Bank shall be required to make a Supplemental Swing Loan to the extent such loan would cause that Bank's Revolving Credit Loans, Supplemental Swing Loans, Swing Loans and pro rata share of the Letters of Credit outstanding plus unreimbursed draws of any Letter of
                                     -----
Credit in the aggregate, to exceed the Revolving Credit Commitment Amount set forth on Schedule 1.1 or on the most recent Assignment and Assumption Agreement
         ------------
to which such Bank is a party.

          (c) Supplemental Swing Loan Requests.  Except as otherwise provided
              --------------------------------
herein, the Borrower may from time to time prior to the Expiration Date request the Supplemental Swing Loan Banks to make Supplemental Swing Loans by delivery to Agent not later than 1:00 P.M. (Pittsburgh, Pennsylvania time) on the Business Day of the proposed Borrowing Date of a duly completed request therefor substantially in the form requested by Agent or by telephone immediately confirmed in writing by letter, facsimile or telex (each, a "Supplemental Swing Loan Request"), it being understood that the Agent may rely on the authority of any individual making such a telephonic request without the necessity of receipt of such written confirmation. Each Supplemental Swing Loan Request shall be irrevocable, shall specify the proposed Borrowing Date and the principal amount of such Supplemental Swing Loan, which shall be not less than $500,000, and shall elect an interest rate option, as permitted herein, to be applicable to such borrowing.

          (d) Making Supplemental Swing Loans.  Promptly upon receipt of notice
              -------------------------------
from the Borrower of its election to borrow Supplemental Swing Loans, the Agent shall notify each Supplemental Swing Loan Bank of the Borrower's request and the amount of such requested Supplemental Swing Loan which is to be advanced by such Supplemental Swing Loan Bank. Each such Supplemental Swing Loan Bank shall make its pro rata share of such Supplemental Swing Loan disbursement available at the Agent's principal office in immediately available funds no later than 4:00 P.M. (Pittsburgh, Pennsylvania time) on the date of the requested Supplemental Swing Loan. Each Supplemental Swing Loan shall be credited by the Agent to a demand deposit account of the Borrower at the Agent's principal office no later than 4:30 P.M. (Pittsburgh, Pennsylvania time) on the date of such Supplemental Swing Loan.

          (e) Supplemental Swing Loan Note.  The obligation of the Borrower to
              ----------------------------
repay the unpaid principal amount of the Supplemental Swing Loans made to it by the Supplemental Swing Loan Banks, together with interest thereon shall be evidenced by a demand promissory note of the Borrower dated the Closing Date in substantially the form attached hereto as Exhibit "E" payable to the order of
                                          -----------
each Supplemental Swing Loan Bank in a face amount equal to such Bank's Supplemental Swing Loan Commitment.

          (f) Borrowings to Repay Supplemental Swing Loans.  Each Supplemental
              --------------------------------------------
Swing Loan Bank may, at its option, exercisable at any time for any reason whatsoever, demand that the Supplemental Swing Loans of such Bank be converted to Revolving Credit Loans by providing Agent with written instructions to such effect. Upon receipt of a demand by any Supplemental Swing Loan Bank to convert its Supplemental Swing Loans to Revolving Credit Loans, each Bank shall make a Revolving Credit Loan in an amount equal to such Bank's Commitment Percentage of Revolving Credit Loans of the aggregate principal amount of the Supplemental Swing Loans being converted, plus, if Supplemental Swing Loan Bank so requests, accrued interest thereon, provided that no Bank shall be obligated in any event
                          --------
to make Revolving Credit Loans in excess of its Revolving Credit Commitment minus such Bank's outstanding Supplemental Swing Loans, Letter of Credit Exposure and pro rata share of unreimbursed draws for any Letter of Credit. Revolving Credit Loans made pursuant to the preceding sentence shall bear interest at the Base Rate Option and shall be deemed to have been properly requested in accordance with Section 2.1 without regard to any of the requirements of that provision pertaining to Loan Requests. The Agent shall provide notice to the Banks (which may be telephonic or written notice by letter, facsimile or telex) that such Revolving Credit Loans are to be made under this Section 2.2 and of the apportionment among the Banks, and the Banks shall be unconditionally obligated to fund such Revolving Credit Loans (whether or not the conditions specified in Section 2.1 are then satisfied) by the time Agent so requests, which shall not be earlier than 3:00 P.M. (Pittsburgh, Pennsylvania time) on the Business Day next after the date the Banks receive such notice from Agent.

          (g) Mandatory Conversion of Supplemental Swing Loans.  In the event
              ------------------------------------------------
that the Borrower has Supplemental Swing Loans outstanding for more than seven
(7) calendar days, the Borrower shall borrow Revolving Credit Loans in an amount necessary to repay such Supplemental Swing Loans. In the event that the Borrower fails to promptly comply with the preceding sentence, the Agent shall in its own discretion be permitted to issue a demand on the Banks for Revolving Credit Loans under the preceding sentence, all as if the Supplemental Swing Loan Banks had demanded conversion.

          (h) Voluntary Prepayments.  The Borrower shall have the right at its
              ---------------------
option to prepay any Portion of the Supplemental Swing Loans, in whole or in part, at any time. Each such prepayment shall be applied first to the principal balance of the Supplemental Swing Loans and then to any accrued and unpaid interest. Each partial prepayment shall be in the aggregate amount of $500,000 or more, provided that each increment in excess of $500,000 shall be $100,000 or an integral multiple thereof unless the Borrower is prepaying the entire outstanding principal balance of the Supplemental Swing Loans. The Borrower shall give the Agent prior written notice of each voluntary prepayment specifying the aggregate principal amount to be prepaid and the date of prepayment. Notice of prepayment having been given as aforesaid, the principal amount specified in such notice shall become due and payable on the prepayment date.

          (i) Permanent Reduction of the Supplemental Swing Loan Commitment.
              -------------------------------------------------------------

          (A) Voluntary Reduction.  The Borrower, upon three (3) Business Days'
              -------------------
written notice to the Agent, may permanently reduce the Supplemental Swing Loan Commitment by a minimum reduction of at least $5,000,000; provided, however,
                                                          --------
that if such reduction would require repayment of then outstanding amounts of the Supplemental Swing Loans, such repayment must occur on or before the date on which the voluntary permanent reduction becomes effective.

          (B) Mandatory Reduction. In the event that the Borrower shall have
              -------------------
reduced the Revolving Credit Commitments with the effect that the Supplemental Swing Loan Commitment of any Supplemental Swing Loan Bank is greater than such Bank's Revolving Credit Commitment as so reduced, then such Bank's Supplemental Swing Loan Commitment shall be automatically reduced to such Bank's Revolving Credit Commitment. In the event that such Bank's Supplemental Swing Loans exceed such Bank's Supplemental Swing Loan Commitment, the Borrower shall contemporaneously with the reduction in the commitment prepay the Supplemental Swing Loans to an amount less than the Supplemental Swing Loan Commitment, as so reduced.

          (j) Interest.  The Supplemental Swing Loan Notes shall bear interest
              --------
on the actual unpaid principal amount thereof from time to time outstanding from the date thereof until payment in full as set forth in Section 2.5 hereof.

     2.3  Letters of Credit.
          -----------------

          (a) Issuance of Letter of Credit. Subject to the terms and conditions
              ----------------------------
of this Credit Agreement and in reliance upon the representations and warranties of the Borrower set forth herein, the Issuing Bank agrees to issue Letters of Credit, upon the request of the Borrower during the Availability Period, for the account of the Borrower and its Subsidiaries in an aggregate Stated Amount not to exceed SEVENTY-FIVE MILLION AND NO/100 DOLLARS ($75,000,000) minus any unreimbursed draws of any Letter of Credit; provided, however, the sum of the outstanding principal balance of Revolving Credit Loans, the Swing Loans, the Supplemental Swing Loans, the Stated Amount of issued Letters of Credit and the aggregate unreimbursed draws of any Letter of Credit shall at no time exceed the Revolving Credit Commitment as the same may be reduced from time to time; provided further, that exclusive of the Letter of Credit (if any) issued to fund
----------------
the Escrow Fund under the Escrow Agreement, the aggregate Stated Amount of all Letters of Credit shall not exceed TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000) minus any unreimbursed draw of any Letter of Credit. The issuance of any Letter of Credit in accordance with the provisions of this Subsection 2.3(a) shall be in accordance with the Issuing Bank's then current practices relating to the issuance by the Issuing Bank of stand-by and commercial letters of credit, as the case may be, including without limitation, the execution of appropriate application and reimbursement agreements, as well as subject to the satisfaction of each condition set forth in Section 7.1 hereof. No Letter of Credit shall be issued with an expiration date beyond the earlier of the Repayment Date or one year from the date of issuance. Letters of Credit may be issued for the account of the Borrower or for the account of a Subsidiary of the Borrower (upon receipt by the Issuing Bank from the account party of an application for a Letter of Credit and related documents required by the Issuing Bank); provided however, the aggregate amount of all Letters of Credit issued for the account of the Subsidiaries of the Borrower (which shall be included in the $25,000,000 aggregate maximum dollar amount of Letters of Credit set forth above) shall not exceed Five Million and 00/100 Dollars ($5,000,000) at any one time outstanding, and all reimbursement obligations of such Subsidiaries with respect to Letters of Credit issued for the account of such Subsidiaries shall be guarantied by the Borrower pursuant to the Guaranty Agreement.


          (b) Risk Participations.

          (i)   Participations. Immediately upon the issuance of any Letter of
                --------------
Credit, and thereafter, immediately upon each increase or decrease in the Stated Amount thereof, each Revolving Credit Bank hereby agrees to irrevocably purchase and shall be deemed to have irrevocably purchased from the Issuing Bank an undivided, full risk, non-recourse participation in each such Letter of Credit (including any such increase or decrease in the Stated Amount of each such Letter of Credit) and in draws thereunder in an amount equal to such Revolving Credit Bank's Commitment Percentage of Revolving Credit Loans of the maximum Stated Amount thereof which is or at any time may become available to be drawn thereunder.

          (ii)  Restrictions. In the event that the Issuing Bank is required for
                ------------
any reason to refund or repay to the Borrower, any guarantor or any other Person (other than a Revolving Credit Bank hereunder) all or any portion of any amount remitted to the Issuing Bank pursuant to this Credit Agreement, the Revolving Credit Banks shall promptly remit to the Issuing Bank, within three (3) Business Days following demand therefor, their respective Commitment Percentages for Revolving Credit Loans of the amount which is so refunded or repaid. In the event any restrictions are imposed upon the Issuing Bank or any of the Revolving Credit Banks by any Governmental Rule of any Governmental Person having jurisdiction over the banking activities of the Issuing Bank or any other Revolving Credit Bank, which would prevent the Issuing Bank from issuing the Letter of Credit or amending the Letter of Credit or would prevent any Revolving Credit Bank from honoring its obligations under this Section 2.3, the commitment of the Issuing Bank to issue the Letter of Credit or enter into any amendment with respect thereto shall be immediately suspended.

          (iii) Notice of Restrictions. If any Revolving Credit Bank believes
                ----------------------
any such restriction would prevent such Revolving Credit Bank from honoring its obligations under this Section 2.3, it shall promptly notify the Agent. The Agent shall promptly notify the Borrower, the Issuing Bank and the other Revolving Credit Banks of the existence and nature of (A) any restriction which would cause the suspension of the commitment of the Issuing Bank to issue the Letter of Credit or to enter into amendments with respect thereto and (B) any restriction which would prevent any Revolving Credit Bank from honoring its obligations under this Section 2.3.

          (iv) Effect of Restrictions. Upon receipt of any notice pursuant to
               ----------------------
item (iii) above, the Borrower will thereupon undertake reasonable efforts to obtain the cancellation of each Letter of Credit; provided, however, that the
                                                  --------
refusal of any beneficiary of any Letter of Credit to surrender such Letter of Credit will not be an Event of Default hereunder and the Borrower shall undertake good faith efforts to obtain a substitute letter of credit for such Letter of Credit. Nothing contained in this Subsection 2.3(b) shall be deemed a termination of the Revolving Credit Commitment and, in the event of a suspension of the commitment of the Issuing Bank to issue Letters of Credit or to enter into amendments with respect thereto as set forth above, the Borrower may continue to borrow under the Revolving Credit Commitment provided the requirements of Section 7.1 hereof are complied with.

          (c) Payment of Amounts Drawn Under Letters of Credit. Upon each
              ------------------------------------------------
request for a draw under any Letter of Credit by the beneficiary thereof, the Issuing Bank shall immediately notify the Borrower and the Agent, and the Borrower shall reimburse, or cause the reimbursement of, the Issuing Bank on demand in an amount in same day funds equal to the amount of such draw; provided, however, unless the Borrower shall have notified the Agent and the
--------  -------
Issuing Bank prior to such time that the Borrower intends to reimburse the Issuing Bank for all or a portion of the amount of such draw with funds other than the proceeds of Revolving Credit Loans, the Borrower shall conclusively be deemed to have given a request for a Disbursement under Subsection 2.1(c) hereof to the Agent requesting the Revolving Credit Banks to make Revolving Credit Loans at the Base Rate Option on the first Business Day immediately following the date on which such draw is honored in an aggregate amount equal to the excess of the amount of such drawing over the amount theretofore received by the Issuing Bank in reimbursement thereof (the "Unreimbursed Amount"), plus accrued
                                                                   ----
interest on such amount at the rate set forth in Subsection 2.3(e)(iii) hereof. If the Borrower shall be deemed to have given a request for a Disbursement under Subsection 2.1(c) hereof to the Agent pursuant to this Subsection 2.3(c), then, (notwithstanding the satisfaction or waiver of the conditions specified in
Section 7.1 hereof), the Revolving Credit Banks shall, on the first Business Day immediately following the date of such draw, make Revolving Credit Loans at the Base Rate Option in the aggregate amount of the Unreimbursed Amount plus accrued
                                                                    ----
interest on such amount at the rate set forth in Subsection 2.3(e)(iii) hereof. The proceeds of any such Revolving Credit Loans shall be applied directly by the Agent, upon receipt thereof from the Banks, to reimburse the Issuing Bank for the Unreimbursed Amount plus accrued interest on such amount. The foregoing
                        ----
shall not limit or impair the obligation of the Borrower to reimburse the Issuing Bank on demand.

          (d) Payment by the Banks. In the event that the Borrower shall fail to
              --------------------
reimburse the Issuing Bank on demand as provided in Subsection 2.3(c) above in an amount equal to the amount of any draw honored by the Issuing Bank under any Letter of Credit, the Issuing Bank shall promptly notify the Agent and each Revolving Credit Bank of the Unreimbursed Amount plus the accrued interest on
                                                 ----
such amount and of such Bank's respective participation therein. Each Revolving Credit Bank shall make available to the Issuing Bank an amount equal to its respective participation in same day funds, at the office of the Issuing Bank specified in such notice, not later than 12:00 Noon (Pittsburgh, Pennsylvania time) on the Business Day specified in such notice by the Issuing Bank. In the event that any Revolving Credit Bank fails to make available to the Issuing Bank the amount of such Revolving Credit Bank's participation in such Letter of Credit as provided in this Subsection 2.3(d), the Issuing Bank shall be entitled to recover such amount on demand from such Revolving Credit Bank together with interest at the Federal Funds Rate for a period of three (3) Business Days after demand and thereafter, at the Base Rate. Nothing in this Subsection 2.3(d) shall be deemed to prejudice the right of any Revolving Credit Bank to recover from the Issuing Bank any amounts made available by such Revolving Credit Bank to the Issuing Bank pursuant to this Subsection 2.3(d) in the event that it is determined by a court of competent jurisdiction that payment of such amounts with respect to any Letter of Credit by the Issuing Bank constituted gross negligence or willful misconduct on the part of the Issuing Bank. The Issuing Bank shall distribute to each other Revolving Credit Bank which has paid all amounts payable by it under this Subsection 2.3(d) with respect to such Letter of Credit, such other Revolving Credit Bank's pro rata share of all payments received by the Issuing Bank from the Borrower in reimbursement of a draw honored by the Issuing Bank under such Letter of Credit when such payments are received.

          (e) Compensation.
              ------------

          (i) Letter of Credit Fees. (A) Standby Letters of Credit. On the first
              ---------------------      -------------------------
day of each October, January, April and July hereafter and on the Repayment Date, the Borrower agrees to pay to the Agent, on behalf of each Revolving Credit Bank, to be shared by the Revolving Credit Banks on a pro rata basis in accordance with each Revolving Credit Bank's risk participation in such Letter of Credit pursuant to Subsection 2.3(b) hereof, a nonrefundable fee, payable in arrears, equal to the product of (A) the average Stated Amount of each standby Letter of Credit outstanding over the preceding Fiscal Quarter (or such shorter period, if less than a quarter) times (B) the applicable percentage per annum as
                                -----
determined below:

          ===============================================================
                                                  Applicable Letter
          Ratio of Total Funded Debt to                  of
                      EBITDA                      Credit Percentage
                                                     (per annum)
          ===============================================================
          Greater than 2.0 to 1.0                  225 basis points
          ---------------------------------------------------------------
          Greater than 1.5 to 1.0, but less than   175 basis points
           or equal to 2.0 to 1.0
          ---------------------------------------------------------------
          Greater than 1.0 to 1.0, but less than   150 basis points
           or equal to 1.5 to 1.0
          ---------------------------------------------------------------
          Less than or equal to 1.0 to 1.0         100 basis points
         ================================================================

Upon receipt by the Agent of the quarterly financial statements delivered pursuant to Subsection 5.2(a) hereof, the applicable percentage shall be adjusted, if necessary, effective on the first day of the calendar month following delivery of such quarterly financial statements. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. Notwithstanding the Table of Applicable Percentages set forth above and the adjustments to the applicable Letter of Credit Percentage in accordance with the terms of this
Section 2.3(e)(i), during the period from the Closing Date through the six month anniversary of the Closing Date, the applicable Letter of Credit Percentage shall not be less than 175 basis points.

                (B) Commercial Letters of Credit. In connection with the
                    ----------------------------
issuance of each commercial Letter of Credit, the Borrower agrees to pay to the Agent, on behalf of each Revolving Credit Bank, to be shared by the Revolving Credit Banks on a pro rata basis in accordance with each Revolving Credit Bank's risk participation in such Letter of Credit pursuant to Subsection 2.3(b) hereof, a nonrefundable fee computed at a rate and payable as from time to time established by the Agent in writing with the approval of all of the Banks.

          (ii)  Issuance Fee. In addition to the Letter of Credit Fees set forth
                ------------
in Subsection 2.3(e)(i) above, the Borrower shall pay to the Issuing Bank, for its sole account, an Issuance Fee equal to one-eighth of one percent (1/8%) of the Stated Amount of each Letter of Credit, payable quarterly in arrears on the first day of each October, January, April and July hereafter and on the Repayment Date.

          (iii) Interest and Other Fees.
                -----------------------

          (A) With respect to any draw made under any Letter of Credit, the Borrower shall pay interest, payable on demand, on the amount paid by the Issuing Bank in respect of such draw from the Business Day of the draw through the date such amount is reimbursed by the Borrower (including any such reimbursement out of the proceeds of Revolving Credit Loans pursuant to Subsection 2.3(c) hereof) at a rate which is at all times equal to (A) if no Event of Default shall have occurred and be continuing, the Base Rate or (B) if any Event of Default shall have occurred and be continuing, two percent (2.00%) per annum in excess of the Base Rate; and

          (B) With respect to the issuance, amendment or transfer of any Letter of Credit and a draw made thereunder, the Borrower shall pay documentary and processing charges in accordance with the Issuing Bank's standard schedule for such charges in effect at the time of such issuance, amendment, transfer or draw, as the case may be.

          (f) Duty to Review Demands; Obligation Absolute. The obligation of the
              -------------------------------------------
Borrower to reimburse the Issuing Bank for draws made under any Letter of Credit and the obligations of the Revolving Credit Banks under Subsection 2.3(d) hereof shall be absolute, unconditional and irrevocable and shall be paid directly in accordance with the terms of this Credit Agreement under all circumstances, including, without limitation, the following circumstances:

          (i)   any lack of validity or enforceability of such Letter of Credit;

          (ii) the existence of any claim, set-off, defense or other right which the Borrower may have at any time against a beneficiary or any transferee of such Letter of Credit (or any Persons for whom any such transferee may be acting), the Issuing Bank, any Revolving Credit Bank or any other Person, whether in connection with this Credit Agreement, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between the Borrower or one of its Subsidiaries and the beneficiary of such Letter of Credit);

          (iii) any draft, demand, certificate or any other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect provided that any act or failure to act on the part of the Issuing Bank does not constitute gross negligence or willful misconduct on the part of the Issuing Bank;

          (iv) payment by the Issuing Bank under such Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit; provided that such payment does not constitute gross negligence or willful misconduct on the part of the Issuing Bank;

          (v) any other circumstance or happening whatsoever, which is substantially similar to any of the foregoing; and

          (vi) the fact that an Event of Default shall have occurred and be continuing.

          (g) Indemnification; Nature of the Issuing Bank's Duties. In addition
              ----------------------------------------------------
to amounts payable as elsewhere provided in this Section 2.3, the Borrower hereby agrees to protect, indemnify, pay and save each Revolving Credit Bank (including, without limitation, the Issuing Bank) harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees) which such Revolving Credit Bank may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of the Letter of Credit or any amendment thereto, other than as a result of the gross negligence or willful misconduct of the Issuing Bank as determined by a court of competent jurisdiction, (ii) the failure of the Issuing Bank to honor a draw under any Letter of Credit if the Issuing Bank in good faith and upon advice of counsel believes that it is prohibited from making such payment as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Person (all such acts or omissions herein called "Government Acts"), or (iii) any material breach by the Borrower of any representation, warranty, covenant, term or condition in, or the occurrence of any default under, any document related to the issuance or any amendment of any Letter of Credit.

          As between the Borrower and the Issuing Bank, the Borrower assumes all risks of the acts and omissions of, or misuse of any Letter of Credit by, the beneficiary of any Letter of Credit. In furtherance and not in limitation of the foregoing, the Issuing Bank shall not be responsible: (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for or the issuance or amendment of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason;
(iii) for failure of a beneficiary of any Letter of Credit to comply fully with conditions required in order to draw upon any Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telecopy, telex or otherwise, whether or not they be in cipher; (v) for errors in interpretation of technical terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a draw under any Letter of Credit or of the proceeds thereof; (vii) for the misapplication by a beneficiary of any Letter of Credit of the Proceeds of any drawing under any Letter of Credit; (viii) for any consequences arising from causes beyond the control of the Issuing Bank, including, without limitation, any Government Acts; and (ix) for any other circumstances whatsoever in making or failing to make payment under any Letter of Credit; except that the Borrower shall have a claim against the Issuing Bank, and the Issuing Bank shall be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential, damages suffered by the Borrower, as determined by a court of competent jurisdiction to be the result of (i) the Issuing Bank's willful misconduct or gross negligence in determining whether documents presented under any Letter of Credit comply with the terms of any Letter of Credit, (ii) the Issuing Bank's payment on a draw under any Letter of Credit to any Person other than the beneficiary of any Letter of Credit or its lawful successor, representative or assign or (iii) the Issuing Bank's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of any Letter of Credit or its lawful successor, representative or assign of a sight draft and certificate or other documents strictly complying with the terms and conditions of any Letter of Credit, unless the Issuing Bank in good faith and upon advice of counsel believes that it is prohibited by law or other legal authority from making such payment. None of the above shall affect, impair, or prevent the vesting of any of the Issuing Bank's rights or powers hereunder.

          Except for the Issuing Bank's obligations under any Letter of Credit, the Issuing Bank shall have no liability to the Borrower or to any other Person resulting from a reduction of the credit rating of the Issuing Bank or any deterioration in the Issuing Bank's financial condition.

          In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Bank under or in connection with the Letter of Credit or the related sight drafts or certificates or documents, if taken or omitted in good faith, shall not put the Issuing Bank under any resulting liability to the Borrower.

          (h) Construction of Application and Agreement for Letter of Credit.
              --------------------------------------------------------------
This Credit Agreement is intended to supplement any application or agreement executed and delivered in connection with the issuance of any Letter of Credit hereunder. Whenever possible, this Credit Agreement is to be construed as consistent with any such application or agreement and, to the extent that the provisions of this Credit Agreement and such application or agreement conflict, the terms of this Credit Agreement shall control.

     2.4  Term Loans.
          ----------

          (a)  Term Loans. Subject to the terms and conditions hereof, and
               ----------
relying upon the representations and warranties herein set forth, each Bank with a Term Loan Commitment severally agrees to make a term loan, which term loan can be requested by the Borrower during the period from the Closing Date through December 28, 2001, provided however, that the term loan of each Bank to the Borrower shall not exceed the amount of such Bank's Term Loan Commitment.

          (i) The request by the Borrower for the advance with respect to the Term Loans under this Section 2.4 shall be made by 1:00 P.M. (Pittsburgh, Pennsylvania time) to the Agent in writing, by an Authorized Officer, (A) in the case of Base Rate Loans, at least one (1) Business Day prior to the proposed advance of the Term Loans and (B) in the case of Eurodollar Rate Loans, at least three (3) Business Days prior to the proposed advance of the Term Loans, in each case specifying the date on which such advance of the Term Loans is to be made, selecting the interest rate therefor pursuant to Subsection 2.5(b) hereof and, if appropriate, selecting the Interest Period therefor. The Borrower's written request for the advance of the Term Loans shall be a request for the advance of the entire amount of the Term Loans and shall be evidenced by a Request for Term Loans substantially in the form of Exhibit "C" hereto, duly executed by an
                                   -----------
Authorized Officer of the Borrower. Promptly upon receipt of such notice, the Agent shall notify each Bank of the Borrower's request, and each such Bank shall make its pro rata share of such advance under the Term Loans available at the Agent's principal office in immediately available funds no later than 4:00 P.M. (Pittsburgh, Pennsylvania time) on the date of the requested advance of Term Loans.

          (ii) In the event that the Borrower or any of its Subsidiaries makes an equity offering prior to December 31, 2001 (other than in connection with Permitted Acquisitions or in connection with capital stock purchased by officers, directors and employees of the Borrower and its Subsidiaries) and the Term Loans have not yet been funded, the Term Loan Commitment of each Bank shall be reduced pro rata in an amount equal to the greater of (i) $25,000,000 (or the total net proceeds of such equity interests, if less than $25,000,000), or (ii) an amount equal to fifty percent (50%) of the net proceeds of such equity issuance.

          (b)  Nature of Term Loan Commitments. The obligations of each Bank to
               -------------------------------
make the Term Loans to the Borrower shall be in the proportion that such Bank's Term Loan Commitment bears to the Term Loan Commitments of all Banks to the Borrower, but each Bank's Term Loan to the Borrower shall never exceed its Term Loan Commitment. The failure of any Bank to make a Term Loan shall not relieve any other Bank of its obligations to make a Term Loan nor shall it impose any additional liability on any other Bank hereunder. The Banks shall have no obligation to make available to the Borrower the proceeds of the Term Loans after December 28, 2001. The Term Loan Commitments are not revolving credit commitments, and the Borrower shall not have the right to borrow, repay and reborrow under Section 2.4.

          (c)  Term Loan Notes; Amortization of Term Loans. The obligation of
               -------------------------------------------
the Borrower to repay the aggregate unpaid principal amount of all Term Loans made by the Banks shall be evidenced by Term Notes substantially in the form of Exhibit "F" hereto, one made by the Borrower to the order of each Bank with a
-----------
Term Loan Commitment and delivered to each such Bank. The principal amount as provided therein of the Term Notes shall be payable in ten (10) consecutive quarterly installments, each in the amount of $2,500,000, commencing April 1, 2002, and on the first day of each July, October, January and April thereafter through and including July 1, 2004, with a final payment of the remaining principal balance and accrued and unpaid interest due on the Repayment Date.

          (d) Interest.  The Term Notes shall bear interest on the actual unpaid
              --------
principal amount thereof from time to time outstanding from the date thereof until payment in full as set forth in Section 2.5 hereof.

          (e) Voluntary Prepayments. The Borrower shall have the right at its
              ---------------------
option to prepay any Portion of the Term Loans, in whole or in part, at any time, subject to Borrower's obligation to pay a premium in accordance with
Section 2.6(ii)(A) if a Eurodollar Rate Loan (or part thereof) is prepaid on a date other than the last day of the applicable Interest Period. Each such prepayment shall be applied first to the principal balance of the Term Loans and then to any accrued and unpaid interest. Each partial prepayment shall be in the aggregate amount of $500,000 or more, provided that each increment in excess of $500,000 shall be $100,000 or an integral multiple thereof. The Borrower shall give the Agent prior written notice of each voluntary prepayment specifying the aggregate principal amount to be prepaid, the date of prepayment and, if one or more Eurodollar Rate Options are in effect, the Portion(s) of the Term Loans being prepaid. Notice of prepayment having been given as aforesaid, the principal amount specified in such notice shall become due and payable on the prepayment date.

          (f) Mandatory Prepayments. Within ten (10) days of any sale of assets
              ---------------------
by the Borrower or any Subsidiary authorized by Section 6.5 when the fair market value of the assets subject to such sale plus the fair market value of all such sales in any Fiscal Year of the Borrower exceeds $5,000,000 in the aggregate, the Borrower shall make a mandatory prepayment of principal on the Term Loans equal to the Net Proceeds of such sale (as estimated in good faith by the Borrower and acceptable to the Agent), together with accrued interest on such principal amount. Within five (5) days of any receipt by the Borrower or any Subsidiary of insurance or condemnation proceeds in excess of $5,000,000 other than insurance and condemnation proceeds relating to the Collateral which are addressed in the Loan Documents, the Borrower shall make a mandatory prepayment of principal on the Term Loans equal to the amount of insurance and condemnation proceeds received by the Borrower or any Subsidiary. Exclusive of the proceeds of Indebtedness permitted under Section 6.6, upon any receipt by the Borrower or any Subsidiary of proceeds of loans or other Indebtedness for Borrowed Money, the Borrower shall make a mandatory prepayment of principal on the Loans equal to the amount of proceeds of such loans or other Indebtedness for Borrowed Money. Within five (5) days of the receipt by the Borrower or any Subsidiary of funds resulting from additional capital stock or other ownership interests being issued in the Borrower or any of its Subsidiaries, other than in connection with Permitted Acquisitions or in connection with capital stock purchased by officers, directors and employees of the Borrower and its Subsidiaries, the Borrower shall make a mandatory prepayment of principal on the Term Loans equal to the greater of (i) $25,000,000 (or the total net proceeds of such equity interests, if less than $25,000,000), or (ii) an amount equal to fifty percent (50%) of the net proceeds of such equity issuance. All prepayments pursuant to this Section 2.4(f) shall be applied first to payment of the principal amount of the Term Loans pro rata to the remaining scheduled amortization payments
               --------
thereunder.

          (g) Repayment. On the Repayment Date, the Borrower shall repay in full
              ---------
all of the then unpaid and outstanding Term Loans, together with all interest thereon to the date of such repayment and all other fees and costs due hereunder.

     2.5 Certain Provisions Relating to Interest Rates.
         ---------------------------------------------

     The Notes shall bear interest, on the actual unpaid principal amount thereof from time to time outstanding, from the date thereof until payment in full, at one or more of the rates of interest set forth in this Section 2.5.

          (a) Interest Payments. The Borrower shall pay accrued interest on the
              -----------------
unpaid aggregate principal balance of the Notes in arrears (A) with respect to each Base Rate Loan and Money Market Rate Loan (i) on the first day of each October, January, April and July of each year during the term hereof, (ii) at maturity, whether by acceleration or otherwise, of the Notes, and (iii) thereafter on demand until all amounts outstanding under the Notes are paid in full; and (B) with respect to each Eurodollar Rate Loan (i) on the last day of each Interest Period (provided, however, if the Interest Period chosen for any Eurodollar Rate Loan exceeds three (3) months, interest on that Eurodollar Rate Loan shall be due and payable on the last day of every three (3) month period during such Interest Period and on the last day of such Interest Period), (ii) at maturity, whether by acceleration or otherwise, of the Notes, and (iii) thereafter on demand until all amounts outstanding under the Notes are paid in full.

          (b) Interest Rates. The unpaid principal amount of the Loans shall
              --------------
bear interest for each day until due at one or more rates selected by the Borrower from among the Options set forth below (subject to the permitted interest rates that may be selected for each type of Loan as described below); it being understood that, subject to the provisions of this Credit Agreement, the Borrower may select different Options to apply simultaneously to different Portions of the Loans but may select no more than eight (8) different Interest Periods to apply to Eurodollar Rate Loans. In the event that any Swing Loan or Supplemental Swing Loan is bearing interest at the Money Market Rate Option, no additional Swing Loans or Supplemental Swing Loans, as the case may be, may be borrowed at, or converted to, the Money Market Rate Option with respect to such type of Loans. The Revolving Credit Loans shall bear interest at either the Base Rate Option or the Eurodollar Rate Option. The Swing Loans shall bear interest at the Base Rate Option or the Money Market Rate Option. The Supplemental Swing Loans shall bear interest at either the Money Market Rate Option or the Base Rate Option. The Term Loans shall bear interest at any of the Money Market Rate Option, the Base Rate Option or the Eurodollar Rate Option.

          (i) Base Rate Option. Interest under the Base Rate Option shall accrue at a rate per annum (computed upon the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed) for each day equal to the sum of (A) the Base Rate plus (B) the Applicable Base Rate Margin determined below.

      ==================================================================
                                                    Applicable Base
        Ratio of Total Funded Debt to                 Rate Margin
                   EBITDA                             (per annum)
      ------------------------------------------------------------------
      Greater than 2.0 to 1.0                       75 basis points
      ------------------------------------------------------------------
      Greater than 1.5 to 1.0, but less than or     25 basis points
      equal to 2.0 to 1.0
      ------------------------------------------------------------------
      Greater than 1.0 to 1.0, but less than or      0 basis points
      equal to 1.5 to 1.0
      ------------------------------------------------------------------
      Less than or equal to 1.0 to 1.0               0 basis points
      ==================================================================

Upon receipt by the Agent of the quarterly financial statements delivered pursuant to Subsection 5.2(a) hereof, the Applicable Base Rate Margin shall be adjusted, if necessary, effective on the first day of the calendar month following delivery of such quarterly financial statements. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. Notwithstanding the table of applicable percentages set forth above and the adjustment to the Applicable Base Rate Margin in accordance with the terms of this subsection 2.5(b)(i), during the period from the Closing Date through the six month anniversary of the Closing Date, the Applicable Base Rate Margin (per annum) shall not be less than 25 basis points.

     (ii) Eurodollar Rate Option. Interest under the Eurodollar Rate Option
          ----------------------
shall accrue at a rate per annum (computed upon the basis of a year of 360 days and the actual number of days elapsed) for each day equal to the sum of (A) the Eurodollar Rate for each Interest Period plus (B) the Applicable Eurodollar Rate
                                         ----
Margin as determined below.


      ==================================================================
                                                    Applicable Base
        Ratio of Total Funded Debt to                 Eurodollar
                   EBITDA                             Rate Margin
                                                      (per annum)
      ------------------------------------------------------------------
      Greater than 2.0 to 1.0                      225 basis points
      ------------------------------------------------------------------
      Greater than 1.5 to 1.0, but less than or    175 basis points
      equal to 2.0 to 1.0
      ------------------------------------------------------------------
      Greater than 1.0 to 1.0, but less than or    150 basis points
      equal to 1.5 to 1.0
      ------------------------------------------------------------------
      Less than or equal to 1.0 to 1.0             100 basis points
      ==================================================================

Upon receipt by the Agent of the quarterly financial statements delivered pursuant to Subsection 5.2(a) hereof, the Applicable Eurodollar Rate Margin shall be adjusted, if necessary, effective on the first day of the calendar month following delivery of such quarterly financial statements. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. Notwithstanding the table of applicable percentages set forth above and the adjustment to the

Applicable Eurodollar Rate Margin in accordance with the terms of this subsection 2.5(b)(ii), during the period from the Closing Date through the six month anniversary of the Closing Date, the Applicable Eurodollar Rate Margin (per annum) shall not be less than 175 basis points.

          (iii) Money Market Rate Option. Interest under the Money Market Rate
                ------------------------
Option shall accrue at a rate per annum (computed upon the basis of a year of 360 days and the actual number of days elapsed) for each day equal to the sum of
(A) the Money Market Rate in effect on each given day plus (B) the Applicable
                                                      ----
Money Market Rate Margin as determined below.

      ==================================================================
                                                    Applicable Money
        Ratio of Total Funded Debt to                    Market
                   EBITDA                             Rate Margin
                                                      (per annum)
      ------------------------------------------------------------------
      Greater than 2.0 to 1.0                      225 basis points
      ------------------------------------------------------------------
      Greater than 1.5 to 1.0, but less than or    175 basis points
      equal to 2.0 to 1.0
      ------------------------------------------------------------------
      Greater than 1.0 to 1.0, but less than or    150 basis points
      equal to 1.5 to 1.0
      ------------------------------------------------------------------
      Less than or equal to 1.0 to 1.0             100 basis points
      ==================================================================

Upon receipt by the Agent of the quarterly financial statements delivered pursuant to Subsection 5.2(a) hereof, the Applicable Money Market Rate Margin shall be adjusted, if necessary, effective on the first day of the calendar month following delivery of such quarterly financial statements. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. Notwithstanding the table of applicable percentages set forth above and the adjustment to the Applicable Money Market Rate Margin in accordance with the terms of this subsection 2.5(b)(iii), during the period from the Closing Date through the six month anniversary of the Closing Date, the Applicable Money Market Rate Margin (per annum) shall not be less than 175 basis points.

          (iv) Payment Default Rate. Upon the expiration of any cure period
               --------------------
relating to an Event of Default pursuant to Section 8.1 hereof, and during the period in which such Event of Default continues, (A) the principal amount of the Base Rate Loans and Money Market Rate Loans, whether or not the same have become due and payable by maturity, acceleration, declaration or otherwise shall bear interest at a rate per annum which shall be two hundred (200) basis points above the rate otherwise in effect for the Base Rate Loans and Money Market Rate Loans, respectively, and (B) the principal amount of all of the Eurodollar Rate Loans, whether or not the same have become due and payable by maturity, acceleration, declaration or otherwise, shall bear interest, until the end of the current Interest Period, at a rate per annum which shall be two hundred
(200) basis points (2%) above the rate otherwise in effect for the Eurodollar Rate Loans. At the end of each then current Interest Period, such Eurodollar Rate Loans shall automatically be converted to Base Rate Loans, and thereafter the interest rate shall be calculated in accordance with item (A) of this Subsection 2.5(iv).

          (c) Interest Periods; Limitations on Elections. In the event that the
              ------------------------------------------
Borrower shall at any time fail to elect an interest rate to be applicable to a Portion of the Loan, such Portion shall bear interest at the Base Rate Option, until a different interest rate is elected by the Borrower in accordance with the provisions of this Agreement. At any time when the Borrower shall select, convert to or renew the Eurodollar Rate Option to apply to all or any Portion of the outstanding Revolving Credit Loans, it may fix one or more Interest Periods to apply to Eurodollar Rate Loans. All the foregoing, however, is subject to the following:

          (i) any Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next Business Day unless such Business Day falls in the succeeding calendar month in which case such Interest Period shall end on the next preceding Business Day;

          (ii) any Interest Period which begins on the last day of a calendar month or on a day for which there is no numerically corresponding day in the subsequent calendar month during which such Interest Period is to end shall end on the last Business Day of such subsequent month;

          (iii) the Eurodollar Rate Loan for each Interest Period shall be in an aggregate principal amount of $1,000,000 or more; provided, however, that
                                                     --------
each incremental unit in excess of $1,000,000 shall be $100,000 or an integral multiple thereof; and

          (iv) no Interest Period may be elected which would end after the Repayment Date.

          (d) Elections, Conversions or Renewals of Interest Rate Options.
              -----------------------------------------------------------
Elections of or conversions to the Base Rate Option shall continue in effect until converted as hereinafter provided. Elections of, conversions to or renewals of the Eurodollar Rate Option shall expire as to each Eurodollar Rate Loan at the expiration of the applicable Interest Period.

          At any time with respect to any Base Rate Loan or at the expiration of the applicable Interest Period with respect to any Eurodollar Rate Loan, the Borrower (subject to Subsection 2.5(e)) may cause all or any part of the principal amount of such Loan to be converted to and/or (in the case of Eurodollar Rate Loans) to be renewed under the Eurodollar Rate Option by notice to the Agent as hereinafter provided. Such notice (i) may be oral or in writing and if oral immediately confirmed in writing to the Agent, (ii) shall be irrevocable, (iii) shall be given not later than 1:00 P.M. (Pittsburgh, Pennsylvania time) not less than three (3) Business Days prior to the proposed effective date for conversion to or renewal of, either in whole or in part, the Eurodollar Rate Option and (iv) shall set forth:

          (A) the effective date, which shall be a Business Day;

          (B) the new Interest Period or Interest Periods selected; and

          (C) with respect to each such Interest Period, the aggregate principal amount of the corresponding Eurodollar Rate Loan.

          At the expiration of each Interest Period, any part (including the whole) of the principal amount of the corresponding Eurodollar Rate Loan, as to which no notice of conversion or renewal has been received as provided above, shall automatically be converted to a Base Rate Loan. The Agent shall notify the Borrower of any such automatic conversion.

          (e) Eurodollar Rate Unascertainable. In the event that, on any date on
              -------------------------------
which the Eurodollar Rate would otherwise be set, the Agent shall have determined (which determination shall be prima facie evidence of the unascertainability of the Eurodollar Rate) that, by reason of circumstances affecting the eurodollar market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate, the Agent shall give prompt notice of such determination to the Borrower, and, until the Agent notifies the Borrower that the circumstances giving rise to such determination no longer exist, the right of the Borrower to borrow under, convert to or renew the Eurodollar Rate Option shall be suspended. Any notice of borrowing under, conversion to or renewal of a Eurodollar Rate Loan which was to become effective during the period of such suspension shall be treated as a request to borrow under, convert to or renew a Base Rate Loan with respect to the principal amount therein specified.

          (f) Illegality. If any Bank shall determine in good faith (which
              ----------
determination shall be final and conclusive) that compliance by such Bank or its Lending Office with any applicable law, treaty or governmental rule, regulation, guideline, order, request or directive (whether or not having the force of law), or the interpretation or application thereof by any governmental authority, has made it unlawful or commercially impractical for any such Bank to make or maintain Eurodollar Rate Loans (including but not limited to acquiring eurodollar liabilities to fund Eurodollar Rate Loans), such Bank shall give notice of such determination to the Agent and the Borrower; provided, however,
                                                            ---------
that before the giving of such notice pursuant to this Subsection 2.5(f), such Bank shall designate a different Lending Office, if such designation will avoid the need for such notice and will not in the judgment of such Bank be otherwise disadvantageous to such Bank (in determining the issue of "disadvantageous," no Bank shall be permitted to rely solely upon the basis that it would be disadvantageous to continue to have Loans subject to the Eurodollar Rate Option because it is more profitable to compute interest at the Base Rate Option). Notwithstanding any provision of this Credit Agreement to the contrary, unless and until such Bank shall have given notice that the circumstances giving rise to such determination no longer apply:

          (A) with respect to any Interest Periods thereafter commencing, interest on any Eurodollar Rate Loan shall be computed and payable under the Base Rate Option; and

          (B) on such date, if any, as shall be required by law, any Eurodollar Rate Loans then outstanding shall be automatically converted to Base Rate Loans and the Borrower shall pay to the Agent, for the account of the Banks, the accrued and unpaid interest on such Eurodollar Rate Loans to (but not including) the date of such conversion.

          Such Bank shall furnish to the Agent and the Borrower a certificate as to the amount necessary to compensate such Bank for the costs associated with any prepayment pursuant to Subsection 2.5(f)(B) above (which certificate shall be prima facie evidence of the amount owed by the Borrower to such Bank), and the Borrower shall pay such amount to the Agent for the account of such Bank, as additional consideration hereunder, within fifteen (15) days of the Borrower's receipt of such certificate.

     2.6  Yield Protection and Reimbursement.
          ----------------------------------

          (i) Yield Protection. Except for changes addressed in Subsection
              ----------------
2.5(f), if any Governmental Rule issued after the Closing Date or if any change on or after the Closing Date in any Governmental Rule (including, without limitation, Regulation D) or the interpretation or application thereof by any Governmental Person charged with the administration thereof (whether or not having the force of law):

          (A) subjects any Bank, its Lending Office or the Issuing Bank to any tax, duty, levy, impost, charge, fee, deduction or withholding of any kind hereunder (other than (x) a tax, including, without limitation, a branch tax, imposed or based upon the income of such Bank, its Lending Office or the Issuing Bank and (y) any franchise tax imposed on such Bank, its Lending Office or the Issuing Bank by the laws of the jurisdiction under which such Bank, such Lending Office or the Issuing Bank is organized or any political subdivision thereof) or changes the basis of taxation of any Bank, its Lending Office or the Issuing Bank with respect to the payments by the Borrower of principal or interest due hereunder (other than any change which affects, and to the extent that it affects, the taxation by the United States or any state thereof of the total net income of such Bank or the Issuing Bank);

          (B) imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets of, deposits with or for the account of, or credit extended, commitments to lend or any Letters of Credit issued or participations purchased therein by any Bank, its Lending Office, the Issuing Bank or any corporation controlling such Bank or the Issuing Bank (other than such requirements which are included in determining the applicable rate or rates of interest hereunder); or

          (C) imposes upon any Bank, its Lending Office or the Issuing Bank any other obligation or condition with respect to this Credit Agreement, and the result of all of the foregoing is to increase the cost to such Bank, its Lending Office, the Issuing Bank or any corporation controlling such Bank or the Issuing Bank, of making the Loans, extending the Revolving Credit Commitment, issuing any Letter of Credit or making or maintaining any participation in any Letter of Credit, reduce the net after-tax income receivable by such Bank, its Lending Office or the Issuing Bank from payments under this Credit Agreement or impose any expense upon any Bank, its Lending Office, the Issuing Bank or any corporation controlling such Bank, reduce the rate of return on the capital of such Bank, its Lending Office, the Issuing Bank or any corporation controlling such Bank by an amount which such Bank or the Issuing Bank in good faith deems material,

               (A) the Bank or the Issuing Bank so affected shall promptly notify the Borrower and the Agent of the happening of such event; and of the amount determined by such Bank, its Lending Office or the Issuing Bank (which determination shall be prima facie evidence of the amount owed by the Borrower to such Bank) to be necessary to compensate such Bank or the Issuing Bank for such increase in cost, reduction in net after tax-income or additional expense;

               (B) the Borrower shall pay to the affected Bank or the Issuing Bank, on demand, as additional interest on the Loans or draws under any Letter of Credit, such amount as will compensate such Bank or the Issuing Bank for such additional cost or expense or reduced amount, calculated from the date of the notification by such Bank or the Issuing Bank; and

               (C) the Borrower may pay to such affected Bank or the Issuing Bank the affected Loan or draw under any Letter of Credit in full without the payment of any additional amount other than on account of such Bank's or the Issuing Bank's out-of-pocket losses (including funding losses, if any, as provided in paragraph (ii) below) not otherwise provided for in subparagraph (B) immediately above.

A certificate as to the increased cost or reduced amount as a result of any of the foregoing events shall be promptly submitted by such Bank or the Issuing Bank to the Borrower and the Agent in accordance with the provisions of Section
10.2 hereof. Such certificate shall, in the absence of manifest error, be conclusive and binding as to the amount thereof. Notwithstanding anything contained in this Section 2.6 to the contrary, each Bank agrees that it will not make a request for compensation unless at such time the Bank is making a similar claim for compensation from certain of its other borrowers which are similarly situated.

          (ii) Reimbursement of Costs and Losses.
               ---------------------------------

          (A) Voluntary Breakage. The Borrower hereby agrees to indemnify each
              ------------------
Bank against any loss or expense which such Bank may sustain or incur as a consequence of the Borrower (x) failing to make any borrowing, conversion or renewal of a Eurodollar Rate Loan on the scheduled date, (y) failing to make when due (whether by declaration, acceleration or otherwise); any payment or prepayment of any amount due hereunder or in voluntarily making any payment or prepayment of any Eurodollar Rate Loan or any part thereof on any day other than the last day of its Interest Period.

          (B) Involuntary Breakage. The Borrower hereby agrees to indemnify each
               -------------------
Bank against any loss or expense which such Bank may sustain or incur as a consequence of the Borrower (x) failing, through no fault of its own, including, without limitation, the circumstances specified in Subsection 2.5(f), to make any borrowing, conversion or renewal of a Eurodollar Rate Loan on the scheduled date, (y) failing to make when due (whether by declaration, acceleration or otherwise) any payment or prepayment of any amount due hereunder or (z) making any payment or prepayment of any Eurodollar Rate Loans or any part thereof on any day other than the last day of its Interest Period, including, but not limited to, any premium or penalty incurred by such Bank in respect of funds borrowed by it for the purpose of making or maintaining any Eurodollar Rate Loan or any part thereof as determined by such Bank in the exercise of its sole but reasonable discretion.

          (iii)   Notice of Costs and Losses. Each Bank will promptly notify the
                  --------------------------
Borrower and the Agent of any event of which it has knowledge which will entitle such Bank to compensation pursuant to this Section 2.6 and will designate a different Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Bank, be otherwise disadvantageous to such Bank. Any Bank incurring such loss or expense pursuant to this Section 2.6 shall furnish to the Borrower (through the Agent) a certificate signed by an appropriate officer of such Bank as to the amount of any such loss or expense showing the related calculations in reasonable detail (which certificate shall be prima facie evidence of the amount owed by the Borrower to such Bank), and the Borrower shall pay such amount to such Bank within thirty (30) days of the Borrower's receipt of such certificate). Notwithstanding the foregoing provisions of this Section 2.6, the Borrower shall only be obligated to compensate any Bank for any amount arising or accruing during (x) any time or period commencing not more than ninety (90) days prior to the date on which such Bank notifies the Agent and the Borrower that it proposes to demand such compensation and identifies to the Agent and the Borrower the statute, regulation or other basis upon which the claimed compensation is or will be based and (y) any time or period during which, because of the retroactive application of such statute, regulation or other basis, such Bank did not know that such amount would arise or accrue.

     The Borrower's obligations under this Section 2.6 shall survive the termination of this Credit Agreement and repayment of the Bank Indebtedness.

     2.7  Capital Adequacy.
          ----------------

     If, after the Closing Date, any adoption of, any change to or any change in the interpretation of any Governmental Rule by any Governmental Person exercising control over banks or financial institutions generally or any court (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by any Bank or any corporation controlling such Bank (a "Capital Adequacy Event"), and the result of such Capital Adequacy Event is to reduce the rate of return on capital of such Bank or the capital of any corporation controlling such Bank as a consequence thereof to a level below that which such Bank could have achieved but for such Capital Adequacy Event (taking into consideration such Bank's policies with respect to capital adequacy) by an amount which such Bank deems to be material, such Bank shall promptly deliver to the Borrower and the Agent a statement of the amount necessary to compensate such Bank for the reduction in the rate of return on its capital attributable to its Loans and the commitments under this Credit Agreement (the "Capital Compensation Amount"). Each Bank shall determine the Capital Compensation Amount in good faith, using reasonable attribution and averaging methods. Each Bank shall, from time to time, furnish to the Borrower and the Agent a certificate as to the amount so determined. Such certificate shall, in the absence of manifest error, be conclusive and binding as to the amount thereof. Such amount shall be due and payable by the Borrower to such Bank ten (10) days after such notice is given. As soon as practicable after any Capital Adequacy Event, such Bank shall submit to the Borrower and the Agent estimates of the Capital Compensation Amounts that would be payable as a function of such Bank's commitments hereunder.

     The Borrower's obligations under this Section 2.7 shall survive the termination of this Credit Agreement and repayment of the Bank Indebtedness.

     2.8 [Intentionally Omitted.]
         ------------------------

     2.9 Lending Offices.
         ---------------

     Each Bank may book its Loans at any Lending Office selected by such Bank and may change its Lending Office from time to time. All terms of this Credit Agreement shall apply to any such Lending Office and the Notes shall be deemed held by each Bank for the benefit of such Lending Office. Each Bank may, by written notice to the Agent and the Borrower, designate a Lending Office through which its Loans will be made by it and for whose account payments are to be made.

     2.10 Time, Place and Manner of Payments.
          ----------------------------------

     All payments to be made by the Borrower under the Notes or of the Agent's Fee, the Commitment Fee and all other amounts due the Agent, whether for its own account or for the benefit of the Banks, hereunder shall be made at the principal office of the Agent set forth in Article X. All payments to be made by the Borrower under this Credit Agreement shall be paid in Dollars in immediately available funds no later than 1:30 P.M. (Pittsburgh, Pennsylvania time) on the date such payment is due. Except as specified elsewhere, if the date on which any payment is due is not a Business Day such payment shall be due and payable on the next succeeding day which is a Business Day. Such extension of time shall not be included in computing any interest in respect of such payment but shall be included in the next subsequent payment.

     2.11 Payment From Accounts Maintained by the Borrower.
          ------------------------------------------------

     In the event that any payment of principal, interest, Agent's Fee, the Closing Fee, the Commitment Fee, the Letter of Credit Fees or any other amount due the Agent, whether for its own account or for the benefit of the Banks, under the Loan Documents is not paid when due, the Agent is hereby authorized to effect such payment by debiting any demand deposit account of the Borrower maintained with the Agent. This right of debiting accounts of the Borrower is in addition to any right of set-off accorded the Agent hereunder or by operation of law.

     2.12 Swing Loan Settlement Date Procedures.
          -------------------------------------

     In order to minimize the transfer of funds between the Banks and National City Bank, the Borrower may borrow, repay and reborrow Swing Loans and National City Bank may make Swing Loans as provided herein during the period between Settlement Dates. On each Settlement Date, not later than 2:00 P.M. (Pittsburgh, Pennsylvania time), the Agent shall notify each Bank of its Commitment Percentage for Revolving Credit Loans of the total of the Revolving Credit Loans to be made on such date to repay the Swing Loans. Prior to 4:00 P.M. (Pittsburgh, Pennsylvania time) on such Settlement Date, each Bank with Revolving Credit Commitments shall pay to the Agent the amount of its Revolving Credit Loan to repay the outstanding Swing Loans. These settlement procedures are established solely as a matter of administrative convenience, and nothing contained in this Section 2.12 shall relieve the Banks of their obligations to fund Revolving Credit Loans on dates other than a Settlement Date pursuant to
Section 2.1 or 2.2(e).

     2.13 Substitution of a Bank.
          ----------------------

     If (i) the obligation of any Bank to fulfill its obligations in relation to the issuance of any Letter of Credit or the purchase of any risk participations therein under Section 2.3 has been suspended pursuant to Subsection 2.3(b)(ii) hereof, (ii) the obligation of any Bank to make Eurodollar Rate Loans has been suspended pursuant to Subsection 2.5(f) hereof, (iii) any Bank has demanded compensation under Section 2.5 or Section 2.6 hereof or (iv) any Bank has failed to fund any Loan properly requested hereunder, the Agent shall, at the request of the Borrower and with the assistance of the Borrower, undertake in good faith to obtain a mutually satisfactory substitute lending institution or lending institutions (which may be one or more of the Banks) to purchase the Revolving Credit Note and the Supplemental Swing Loan Note, as the case may be, and assume the Revolving Credit Loans, the Supplemental Swing Loans, the Revolving Credit Commitment and the Supplemental Swing Loan Commitment of such Bank, as the case may be, provided, however, in no way shall the Agent's efforts in trying to obtain a substitute lending institution imply that the Agent or National City Bank has any obligation to acquire such interest for its own account.

                        ARTICLE III. SECURITY; SET-OFF
                        ------------------------------

     3.1  Security Interests; Mortgages.
          -----------------------------

     The Borrower hereby grants to the Agent for the benefit of the Agent and the Banks, as security for the Bank Indebtedness, a security interest in all the personal property and fixtures of the Borrower in which a security interest is granted under the Security Agreement and the Patent, Trademark and Copyright Security Agreement. The Borrower hereby grants, and shall cause the Subsidiaries to grant (i) a security interest in all the capital stock and related property of the Subsidiaries described in the Pledge Agreement, and (ii) a mortgage lien and security interest in the Real Property and related property described in the Mortgages.

     In the event that the quarterly financial statements delivered to the Agent and the Banks pursuant to Subsection 5.2(a) hereof evidence that the ratio of Total Funded Debt to EBITDA is 1.0 to 1.0 or less for two consecutive Fiscal Quarters of the Borrower (as calculated in accordance with Section 6.1) and no Event of Default has occurred and is continuing, the Agent shall release the liens and security interests granted by the Borrower and the Subsidiaries pursuant to the Security Agreement, the Patent, Trademark and Copyright Security Agreement, the Pledge Agreement and the Mortgages. In the event that the Collateral granted under the Pledge Agreement has been released pursuant to the terms of the preceding sentence and the ratio of Total Funded Debt to EBITDA (as calculated in accordance with Section 6.1) thereafter exceeds 1.75 to 1.00 for two consecutive Fiscal Quarters of the Borrower (as evidenced by the quarterly financial statements delivered to the Agent and the Banks pursuant to Subsection 5.2(a)), then upon request of the Agent as directed by the Required Banks, the Borrower and the Subsidiaries shall promptly enter into a pledge agreement and re-deliver such stock certificates and stock powers pursuant to which the Agent shall receive a security interest in the capital stock and related property of the Subsidiaries on terms similar to the Pledge Agreement. In calculating the above ratio, Total Funded Debt shall be determined as of the end of such Fiscal Quarter and EBITDA shall be measured, on a rolling four quarter basis, for the immediately preceding four Fiscal Quarters then ended, taking into account the pro forma adjustments to EBITDA, if any, made in accordance with the description in Section 6.1. The two consecutive quarterly financial statements evidencing a ratio of Total Funded Debt to EBITDA of less than 1.0 to 1.0 which are required to cause a release of the Collateral shall be quarterly financial statements delivered by the Borrower for Fiscal Quarters ended after the consummation of any Permitted Acquisition for which pro forma adjustments to EBITDA are made by the Borrower and shall not be a restatement of quarterly financial statements for Fiscal Quarters which ended prior to the consummation of the Permitted Acquisition.

     3.2  Set-Off.
          -------

     The Borrower hereby gives to the Banks a lien and security interest for the amount of any Bank Indebtedness upon and in any property, credits, securities or Monies (whether matured or unmatured) of the Borrower which may at any time be delivered to, or be in the possession of, or owed by any Bank or any affiliate of any Bank in any capacity whatever, including the balance of any deposit account but excluding any trust, fiduciary, reserve, electronic funds transfer or direct loan accounts, in each case maintained by the Borrower with such Bank. The Borrower hereby authorizes each Bank in case of an Event of Default, at such Bank's option, at any time and from time to time, to apply, at the discretion of such Bank, to the payment of Bank Indebtedness, any and all such property, credits, securities or Monies now or hereafter in the hands of such Bank belonging or owed to the Borrower.

                  ARTICLE IV. REPRESENTATIONS AND WARRANTIES
                  ------------------------------------------

          To induce the Banks, the Issuing Bank and the Agent to enter into this Credit Agreement, to induce the Banks to make the Revolving Credit Loans, the Term Loans, the Swing Loans and the Supplemental Swing Loans herein provided for, and to induce the Issuing Bank to issue the Letters of Credit herein provided for, the Borrower represents and warrants to the Agent, the Banks and the Issuing Bank that:

     4.1  Existence.
          ----------

          (a) Borrower's Existence. The Borrower is a corporation duly
              --------------------
organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly qualified and in good standing as a foreign corporation, authorized to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required, except for those foreign jurisdictions where the Borrower's non-qualification would not have a Material Adverse Effect.

          (b) Active Subsidiary's Existence. Schedule 4.1 attached hereto sets
              -----------------------------  ------------
forth each Active Subsidiary of the Borrower in existence as of the Closing Date. Except for Active Subsidiaries that have entered into a merger as permitted by Section 6.10 herein and are not the surviving corporation, each of the Borrower's Active Subsidiaries is duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified and in good standing as a foreign corporation, authorized to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required, except for those foreign jurisdictions where such Active Subsidiary's non-qualification would not have a Material Adverse Effect.

     4.2  Authority.
          ---------

     The Borrower has full power, authority and legal right to engage in the activities conducted or proposed to be conducted by it and, with respect to the Loans and Letters of Credit, to execute, deliver and perform its obligations under the Loan Documents. The Borrower has taken all corporate actions necessary or appropriate to authorize the execution, delivery and performance of the Loan Documents.

     4.3  Capitalization of Subsidiaries.
          ------------------------------

     Schedule 4.3 lists all of the Subsidiaries of the Borrower, the issued and
     ------------
outstanding stock of each Subsidiary and the owner thereof. All capital stock of the Subsidiaries identified on Schedule 4.3 has been duly authorized and validly issued and is fully paid and nonassessable. There is no stock or securities convertible or exchangeable for any shares of such Subsidiary's common stock. Except as set forth on Schedule 4.3, there are no outstanding
                                      ------------
rights or options to subscribe for or to purchase any of such Subsidiary's capital stock or any stock or securities convertible into or exchangeable for any Subsidiary's common stock.

     4.4  Validity and Enforceability.
          ---------------------------

     This Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law). The Notes, and each other Loan Documents, when duly executed by the Borrower and delivered in accordance with this Credit Agreement, will constitute legal, valid and binding obligations of the Borrower and the Active Subsidiaries (as the case may be), enforceable in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

     4.5  No Conflict.
          -----------

     The execution and delivery of this Credit Agreement, the Notes, and the other Loan Documents by the Borrower and the other Loan Parties does not conflict with or constitute on the part of the Borrower a violation of, breach of, or default under (i) its respective Certificate/Articles of Incorporation or By-Laws, (ii) any indenture, mortgage, deed of trust, lease, note agreement or other agreement or instrument to which the Borrower or any other Loan Party is a party or by which the Borrower or any other Loan Party is bound, or (iii) any Governmental Rule of any Governmental Person having jurisdiction over the Borrower or any other Loan Party or any of their respective activities or property.

     4.6  Consents.
          --------

     All consents, approvals, authorizations and orders of governmental or regulatory authorities which are required for the consummation of the transactions contemplated by this Credit Agreement, the Notes and the other Loan Documents, or which, in any way, would materially adversely affect the validity or enforceability of any such Loan Document, if not obtained, have been obtained.

     4.7   Litigation.
           ----------

     Except as set forth on Schedule 4.7, there are no actions, suits,
                            ------------
investigations, litigation or governmental proceedings pending, or to the knowledge of the Borrower threatened, against it or any Active Subsidiary with respect to the Borrower or such Active Subsidiary, the results of which would individually or in the aggregate constitute a Material Adverse Change.

     4.8   Compliance With Applicable Laws, etc.
           ------------------------------------

     Neither the Borrower nor any of its Active Subsidiaries is in default with respect to any order, writ, injunction or decree (i) of any court or (ii) of any Governmental Person and the Borrower and its Active Subsidiaries are each complying with all applicable statutes and regulations of each Governmental Person having jurisdiction over their respective activities; provided, however,
                                                             ----------
the Borrower shall not be deemed in violation of this Section 4.8 as a result of any non-compliance if (A) such order, writ, injunction or decree is being contested by the Borrower or any Active Subsidiary in good faith and by proper proceedings appropriately conducted or (B) the non-compliance with such order, writ, injunction, decree statute or regulation would not constitute a Material Adverse Change.

     4.9   Financial Statements.
           --------------------

     Copies of the Borrower's (i) audited Consolidated financial statements for the Fiscal Year ended June 30, 2000 and (ii) unaudited Consolidated financial statements for the Fiscal Year ended June 30, 2001, each prepared on a basis not inconsistent with that of the preceding Fiscal Year, have been furnished to the Agent, and each such statement presents fairly the Consolidated financial condition of the Borrower as of such date and the results of its operations.

     4.10  Environmental Matters.
           ---------------------

           (i) Except as set forth on Schedule 4.10 hereto, to the best of the
                                    -------------
Borrower's knowledge:

           (A) the Borrower and each of its Active Subsidiaries is in compliance with all applicable Environmental Laws except where noncompliance with any such Environmental Law has not, or could not reasonably be expected to, result in a Material Adverse Effect;

           (B) other than materials used or produced, held, transported and disposed of in accordance with all Environmental Laws, neither the Borrower nor any Active Subsidiary has used in its operations, and the property of the Borrower or such Active Subsidiary is not now and has never been used by the Borrower or such Active Subsidiary (or, to the best knowledge of the Borrower after due inquiry, by any predecessor in possession or other Person) for treatment, generation, storage, recycling, or disposal of Hazardous Substances in violation of any Environmental Laws, except where noncompliance with any such Environmental Law has not, or could not reasonably be expected to, result in a Material Adverse Effect;

          (C) no Hazardous Substances are present at any property owned or leased by the Borrower or any Active Subsidiary, nor will any Hazardous Substances be present upon any such property or in the operation thereof by the Borrower or any Active Subsidiary, except which are handled in accordance with all Environmental Laws, in proper storage containers or where such Hazardous Substances have not been brought to or stored on the property by the Borrower or its Active Subsidiaries and have not, or could not reasonably be expected to, result in a Material Adverse Effect; and

          (D) the Borrower and its Active Subsidiaries have all necessary and appropriate environmental permits, including but not limited to those for air emissions, water discharges, and treatment, storage and disposal of the Hazardous Substances, except where noncompliance with any the foregoing has not, or could not reasonably be expected to, result in a Material Adverse Effect.

          (ii) There are no past, pending or, to the best of the Borrower's knowledge, threatened Environmental Claims by or against the Borrower or any Active Subsidiary or with respect to any property of the Borrower or such Active Subsidiary that, individually or in the aggregate, could have a Material Adverse Effect on the Borrower and its Active Subsidiaries, taken as a whole.

     4.11 Deferred Compensation Plans.
          ---------------------------

     Except as listed on Schedule 4.11 attached hereto, neither the Borrower nor
                         -------------
any of its Active Subsidiaries has any employee pension benefit plan (as that term is defined in Section 3(2)(A) of ERISA) other than an employee stock ownership plan.

     Except as set forth on Schedule 4.11:

          (A) The Borrower and each ERISA Affiliate is in compliance in all material respects with any applicable provisions of ERISA with respect to all Benefit Arrangements, Plans and Multiemployer Plans. There has been no Prohibited Transaction with respect to any Benefit Arrangement or any Plan or, to the best knowledge of the Borrower, with respect to any Multiemployer Plan or Multiple Employer Plan, which could result in any material liability of the Borrower or any ERISA Affiliates. The Borrower and all ERISA Affiliates have made when due any and all payments required to be made under any agreement relating to a Multiemployer Plan or a Multiple Employer Plan or any Law pertaining thereto. With respect to each Plan and Multiemployer Plan, the Borrower and all ERISA Affiliates (i) have fulfilled in all material respects their obligations under the minimum funding standards of ERISA, (ii) have not incurred any liability to the PBGC, and (iii) have not had asserted against them any penalty for failure to fulfill the minimum funding requirements of ERISA.

          (B) To the best of the Borrower's knowledge, each Multiemployer Plan and Multiple Employer Plan is able to pay benefits thereunder when due.

          (C) Neither the Borrower nor any ERISA Affiliate has instituted or intends to institute proceedings to terminate any Plan.

          (D) No event requiring notice to the PBGC under Section 302(f)(4)(A) of ERISA has occurred or is reasonably expected to occur with respect to any Plan, and no amendment with respect to which security is required under Section 307 of ERISA has been made or is reasonably expected to be made to any Plan.

          (E) The aggregate actuarial present value of all benefit liabilities (whether or not vested) under each Plan, determined on a plan termination basis, as disclosed in, and as of the date of, the most recent actuarial report for such Plan, does not exceed the aggregate fair market value of the assets of such Plan.

          (F) Neither the Borrower nor any ERISA Affiliate has incurred or reasonably expects to incur any material withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan. Neither the Borrower nor any ERISA Affiliate has been notified by any Multiemployer Plan or Multiple Employer Plan that such Multiemployer Plan or Multiple Employer Plan has been terminated within the meaning of Title IV of ERISA and, to the best knowledge of the Borrower, no Multiemployer Plan or Multiple Employer Plan is reasonably expected to be reorganized or terminated, within the meaning of Title IV of ERISA.

          (G) To the extent that any Benefit Arrangement is insured, the Borrower and all ERISA Affiliates have paid when due all premiums required to be paid for all periods through the Closing Date. To the extent that any Benefit Arrangement is funded other than with insurance, the Borrower and all ERISA Affiliates have made when due all contributions required to be paid for all periods through the Closing Date.

          (H) All Plans, Benefit Arrangements and Multiemployer Plans have been administered in accordance with their terms and applicable Law.

     4.12 Title to Properties.
          -------------------

     The Borrower and each Active Subsidiary has good title to all of its properties and assets except for (i) defects in title which, taken as a whole, are not material to the Borrower or such Active Subsidiary and (ii) other Permitted Encumbrances. All of the Borrower's and each Active Subsidiary's Real Property is listed on Schedule 4.12 hereto.
                      -------------

     4.13 Intellectual Property.
          ---------------------

     The Borrower and each Active Subsidiary owns or licenses all patents, patent applications, trademarks, trademark applications, permits, service marks, trade names, copyrights, copyright applications, licenses, franchises, authorizations and other intellectual property rights that are necessary for the operations of its business, without infringement upon or conflict with the rights of any other Person with respect thereto, except where the consequences in the aggregate would not be reasonably expected to have a Material Adverse Effect. To the best knowledge of the Borrower, (i) no device, product, process, method, substance, part or component or other material now employed, or now contemplated to be employed, by the Borrower or any Active Subsidiary infringes upon or conflicts with any rights owned by any other Person and (ii) no claim or litigation regarding any of the foregoing is pending or threatened. No patent, invention, device, application, principle and no Governmental Rule, standard or code involving the Borrower's or any Active Subsidiary's intellectual property is pending or, to the knowledge of the Borrower, proposed, except where the consequences in the aggregate would not be reasonably expected to have a Material Adverse Effect. All of the Borrower's and each Active Subsidiary's material patents, trademarks, permits, service marks, trade names, copyrights, licenses, franchises and authorizations are listed on Schedule 4.13 hereto.
                                                      -------------

     4.14 Tax Returns and Payments.
          ------------------------

     The Borrower and each of its Active Subsidiaries have filed all United States Federal tax returns and the Borrower and each Active Subsidiary has filed all other material tax returns, or extensions for the filing of such tax returns within the time parameters permitted by law, which, to the knowledge of the Borrower, are required by law to be filed by them (except where the failure to file such tax returns would not materially adversely affect the business, Consolidated financial conditions or the Consolidated results of operations of the Borrower and its Subsidiaries as a whole) and have paid all taxes due pursuant to such returns or pursuant to any assessments levied upon the Borrower, the Active Subsidiaries or any of their respective properties, assets or income which are due and payable, (other than those assessments, taxes, fees or other charges, the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Borrower or such Active Subsidiary). The charges, accruals and reserves on the books of the Borrower and its Active Subsidiaries, in respect of federal and state income taxes for all fiscal periods to date, are adequate in accordance with GAAP.

     4.15 Material Adverse Change.
          -----------------------

     Since June 30, 2000, there has been no Material Adverse Change in operations or financial condition of the Borrower, individually, or the Borrower and its Subsidiaries taken as a whole.

     4.16 Solvency.
          --------

     The Borrower and each Active Subsidiary is, and after giving effect to the transactions contemplated pursuant to this Credit Agreement and the other Loan Documents will be, solvent.

     4.17 Investment Company Act.
          ----------------------

     The Borrower is not an "investment company" registered or required to be registered under the Investment Company Act of 1940, as amended from time to time, or a company under the "control" of an "investment company," as those terms are defined in such Act, and shall not become such an "investment company" or under such "control."

     4.18 Public Utility Holding Company Act.
          ----------------------------------

     The Borrower is not a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or an "affiliate" of a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended from time to time.

     4.19 Liens and Security Interests.
          ----------------------------

     Except for Permitted Encumbrances, there are no liens or security interests on any of the real or personal property of the Borrower or any Active Subsidiary.

     4.20 Margin Stock.
          ------------

     The Borrower does not engage or intend to engage principally, or as one of its important activities, in the business of extending credit for the purpose, immediately, incidentally or ultimately, of purchasing or carrying margin stock (within the meaning of Regulation U). No part of the proceeds of any Loan has been or will be used, immediately, incidentally or ultimately, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or to refund Indebtedness originally incurred for such purpose, or for any purpose which entails a violation of or which is inconsistent with the provisions of the regulations of the Board of Governors of the Federal Reserve System. Neither the Borrower nor any Active Subsidiary of the Borrower holds or intends to hold margin stock in such amounts that more than 25% of the reasonable value of the assets of the Borrower or Active Subsidiary of the Borrower are or will be represented by margin stock.

     4.21 Updates to Schedules.
          --------------------

     Should any of the information or disclosures provided on any of the Schedules attached hereto become outdated or incorrect in any material respect, the Borrower shall promptly provide the Agent in writing with such revisions or updates to such Schedule as may be necessary or appropriate to update or correct same; provided, however, that no Schedule shall be deemed to have been amended,
      --------
modified or superseded by any such correction or update, nor shall any breach of warranty or representation resulting from the inaccuracy or incompleteness of any such Schedule be deemed to have been cured thereby, unless and until the Required Banks, in their sole and absolute discretion, shall have accepted in writing such revisions or updates to such Schedule.

     4.22 Disclosure.
          ----------

     Neither this Credit Agreement nor any other document, statement, certificate or other instrument delivered to the Agent or the Banks by or on behalf of the Borrower pursuant to this Credit Agreement or any other Loan Document contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Borrower which materially and adversely affects or, so far as the Borrower now foresees, will in the future materially and adversely affect the business, operations, affairs, condition, properties, assets, financial condition or results of operations of the Borrower and its Active Subsidiaries which has not been set forth in this Credit Agreement or in the other documents, instruments, certificates or statements (financial or otherwise) furnished to the Agent or the Banks by or on behalf of the Borrower prior to or on the Closing Date.

     4.23 Use of Proceeds.
          ---------------

     The Borrower and its Subsidiaries intend to use the proceeds of the Loans in accordance with Section 5.1.

     4.24 Insurance.
          ---------

     All insurance policies and other bonds to which Borrower or any of its Subsidiaries is a party are valid and in full force and effect. No notice has been given or claim made and no grounds exist to cancel or avoid any of such policies or bonds or to reduce the coverage provided thereby. Such policies and bonds provide adequate coverage from reputable and financially sound insurers, or an insurance captive Subsidiary of the Borrower which is adequately capitalized and is conformity with the standards of the insurance industry, all as in the judgment of the Agent, insuring risks required to be covered hereunder, in amounts sufficient to insure the assets and risks of Borrower and each of its Subsidiaries in accordance with prudent business practice in the industry of the Borrower and its Subsidiaries.

     4.25 Material Contracts; Burdensome Restrictions.
          -------------------------------------------

     All material contracts relating to the business operations of Borrower and each of its Subsidiaries, including all material employee benefit plans and material labor contracts, are valid, binding and enforceable upon the Borrower or its Subsidiary and each of the other parties thereto in accordance with their respective terms, and there is no material default thereunder, to the Borrower's knowledge, with respect to parties other than the Borrower or its Subsidiary. Neither the Borrower nor any of its Subsidiaries is bound by any contractual obligation, or subject to any restriction in any organization document, or any requirement of Law which could reasonably be expected to result in a Material Adverse Change.

     4.26 Employment Matters.
          ------------------

     The Borrower and its Subsidiaries conduct their businesses in compliance with employment Laws, except where the failure to do so could not reasonably be expected to result in a Material Adverse Change. There are no outstanding grievances, arbitration awards or appeals therefrom arising out of any labor contracts or current or threatened strikes, picketing, handbilling or other work stoppages or slowdowns at facilities of any of the Borrower or any of its Subsidiaries which in any case could reasonably result in a Material Adverse Change.

     4.27 Senior Debt Status.
          ------------------

               The obligations of Borrower under this Credit Agreement and each of the other Loan Documents to which it is a party do rank and will rank at least pari passu in priority of payment with all other Indebtedness for Borrowed
      ---- -----
Money of Borrower. There is no lien upon or with respect to any of the properties or income of Borrower or Subsidiary of Borrower which secures indebtedness or other obligations of any Person except for Permitted Encumbrances.

                       ARTICLE V. AFFIRMATIVE COVENANTS
                       --------------------------------

          From the date hereof and for so much longer thereafter as the Revolving Credit Commitment is in effect or any of the Bank Indebtedness remains unpaid, the Borrower agrees, for the benefit of the Banks, the Issuing Bank and the Agent, that:

     5.1 Use of Proceeds.
         ---------------

     Proceeds of the Revolving Credit Loans shall be used by the Borrower (a) to refinance the revolving credit loans, if any, outstanding under the Borrower's Existing Credit Agreement, (b) for the payment of the purchase price and related expenses in connection with the acquisitions by the Borrower or its Subsidiaries of the ownership interests of Argosy, and (c) for general working capital purposes of the Borrower and its Active Subsidiaries, including but not limited to capital expenditures, the acquisition and development of additional schools, draws to meet DOE regulatory requirements and Permitted Acquisitions. Proceeds of the Term Loans shall be used by the Borrower for the payment of the purchase price and related expenses in connection with the acquisitions by the Borrower or its Subsidiaries of the ownership interests of Argosy. Proceeds of the Swing Loans shall be used by the Borrower to finance its general working capital purposes on a day-to-day basis. Proceeds of the Supplemental Swing Loans shall be used by the Borrower to finance its short term borrowing needs for general corporate purposes. The Letters of Credit may be issued in the aggregate stated principal amount not in excess of $25,000,000 at any one time outstanding for general corporate purposes; a letter of credit may be issued in the stated principal amount not in excess of $60,000,000 for the sole purpose of providing the "Escrow Fund" under the Escrow Agreement.

     5.2 Furnishing Information.
         -----------------------

     The Borrower will maintain a system of accounting established and administered in accordance with GAAP consistently applied, and will maintain its books in a manner so as to enable it to produce GAAP statements. Further, the Borrower will:

          (a)  Quarterly Reports of Borrower. Beginning with the Fiscal Quarter
               -----------------------------
ending September 30, 2001, furnish to the Agent, for redelivery to each Bank, as soon as practicable but in any event within forty-five (45) days after the end of each of the first, second and third Fiscal Quarters of the Borrower, copies of (i) internally prepared Consolidated balance sheets of the Borrower, and with respect to Argosy for the Fiscal Quarters ended prior to the first anniversary of the Closing Date, the consolidating balance sheets, as at the close of each such Fiscal Quarter and (ii) internally prepared Consolidated statements of profit and loss, of retained earnings and cash flows of the Borrower, and with respect to Argosy for the Fiscal Quarters ended prior to the first anniversary of the Closing Date, the consolidating statements of profit and loss, of retained earnings and cash flows, for the quarter then ended and for the period from the beginning of the Fiscal Year to the date of such balance sheet, together with figures in comparative form for the corresponding date or period, as the case may be, one year prior thereto, all prepared in accordance with GAAP, consistently applied, except for the absence of notes thereon and subject to year-end adjustments, and in such reasonable detail as the Agent may request; provided, however, the Borrower shall be deemed in compliance with the timing requirements of this

Section if the Borrower shall file its 10Q statement with the Securities Exchange Commission in a timely fashion and shall promptly send a copy of the financial statements to the Agent.

          (b)  Annual Reports of Borrower. Furnish to the Agent after the end of
               --------------------------
each Fiscal Year, for redelivery to each Bank, as soon as practicable but in any event within one hundred twenty (120) days after the end of each Fiscal year beginning on or after July 1, 2000, copies of the annual audited Consolidated financial statements of the Borrower which shall include, among other things,
(A) the Consolidated balance sheet and Consolidated statements of income of the Borrower, and with respect to Argosy for the fiscal year ended June 30, 2002, the consolidating balance sheets and consolidating statements of income, as at the end of such Fiscal Year, (B) a Consolidated statement of profit and loss, and with respect to Argosy for the fiscal year ended June 30, 2002, the consolidating statement of income and loss, and (C) a summary of transactions in the stockholders' equity account of the Borrower, all in reasonable detail, all prepared in accordance with GAAP and all certified without qualification by an independent public accountant selected by the Borrower and satisfactory to the Agent; provided, however, the Borrower shall be deemed in compliance with the timing requirements of this Section if the Borrower shall file its 10K statement with the Securities Exchange Commission in a timely fashion and shall promptly send a copy of the financial statements to the Agent.

          (c)  Budgets; Forecasts.. Furnish to the Agent, for redelivery to each
               ------------------
Bank, as soon as practicable but in any event within thirty (30) days after the commencement of each Fiscal Year beginning with the fiscal year commencing July 1, 2002, a copy of the Borrower's budget and forecast for such year, in form and content acceptable to the Agent.

          (d)  Compliance Certificate. Together with each delivery of financial
               ----------------------
statements pursuant to Subsections 5.2(a) and 5.2(b), a Compliance Certificate substantially in the form of Exhibit "K" attached hereto, signed by the Chief
                             -----------
Financial Officer, or in his absence, the Treasurer of the Borrower, stating that he has caused the terms of this Credit Agreement and of the Notes to be reviewed and has made, or caused to be made under his supervision, a review of the transactions and condition of the Borrower and its Active Subsidiaries during the accounting period covered by such financial statements and that nothing has come to his attention to lead him to believe that any Event of Default hereunder or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default exists. If any such Event of Default, condition or event existed or exists, such certificate shall specify the nature and period of existence thereof and what action the Borrower or such Active Subsidiary has taken or is taking or proposes to take with respect thereto. Each such certificate shall also contain, for the period to which the same relates, calculations in reasonable detail manifesting compliance as of the close of such accounting period with the covenants contained in Sections 6.1 through 6.6 inclusive and Section 6.12 hereof. Such certificate shall in all respects be in form and substance satisfactory to Agent.

          (e)  Notification of Defaults. Furnish to the Agent, for redelivery to
               ------------------------
each Bank, prompt notice upon the occurrence of any event of default or of any event which, with the giving of notice or the lapse of time, or both, would constitute an event of default under any Indebtedness for Borrowed Money involving liabilities in excess of $500,000 in the aggregate.

          (f)   Other Reports, Information and Notices. The Borrower will
                --------------------------------------
deliver or cause to be delivered to the Agent, for redelivery to each Bank, within the time periods set forth below, the following other reports, information and notices:

          (i)   Notice of Events of Default and Material Adverse Changes.
                --------------------------------------------------------
Promptly after any Authorized Officer of the Borrower has learned of the occurrence or existence of an Event of Default or a Material Adverse Change, telephonic notice thereof specifying the details thereof, the anticipated effect thereof and the action which the Borrower has taken, is taking or proposes to take with respect thereto, which notice shall be promptly confirmed in writing within five (5) days by an Authorized Officer of the Borrower.

          (ii)  Notice of Breach of Material Contract. Promptly after any
                -------------------------------------
Authorized Officer of the Borrower has learned of the occurrence or existence of a default by any party to any material contract to which the Borrower or any Active Subsidiary is a party which default has had or which may reasonably be expected to have a Material Adverse Effect, telephonic notice thereof specifying the details thereof, the anticipated effect thereof and the action which the Borrower is taking or proposes to take with respect thereto, which notice shall be promptly confirmed in writing within five (5) days by an Authorized Officer of the Borrower.

          (iii) Notice of Litigation.
                --------------------

          (A) Promptly after any Authorized Officer of the Borrower has knowledge thereof, written notice of any action, suit, proceeding or investigation before any Governmental Person affecting the Borrower or any Active Subsidiary, except for actions, suits, proceedings and investigations which, if adversely determined, would not and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and

          (B) promptly after any Authorized Officer of the Borrower has knowledge thereof, written notice of any decision, ruling, judgment which has had or which could reasonably be expected to have a Material Adverse Effect and any appeal, reversal or other significant action in connection with any such action, suit, proceeding or investigation before any Governmental Person affecting the Borrower or any Active Subsidiary.

          (iv)  Orders, Etc. Promptly after receipt thereof, a copy of any
                ------------
order, writ, decree, judgment, decision or injunction issued by any Governmental Person in any proceeding, action, suit or investigation to which the Borrower or any Active Subsidiary is a party which would or could reasonably be expected to result in a Material Adverse Change.

          (v)   ERISA Reports.
                -------------

          (A) As soon as possible, and in any event not later than the date notice is sent to the PBGC, notice of any Reportable Event regarding any Plan or Benefit Arrangement of the Borrower, any Active Subsidiary of the Borrower or any ERISA Affiliate and an explanation of any action which has been or which is proposed to be taken with respect thereto;

          (B) concurrent with the filing thereof, a copy of any request to the United States Secretary of the Treasury for a waiver or variance of the minimum funding standards of

Section 302 of ERISA and Section 412 of the Code with respect to any Plan or Benefit Arrangement of the Borrower, any Active Subsidiary of the Borrower or any ERISA Affiliate;

          (C) as soon as possible, but in no event later than sixty (60) days after an officer of the Borrower becomes aware of unfunded accumulated benefit obligations for any Plan of the Borrower or any ERISA Affiliate, as determined in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions (or
                                       ----------------------------------
any superseding statement thereto), written notice of the occurrence of such event;

          (D) upon the request of the Agent, copies of each annual report (Form 5500 Series) with accompanying schedules filed with respect to any Plan or Benefit Arrangement of the Borrower or any ERISA Affiliate;

          (E) promptly after receipt thereof, a copy of any notice which the Borrower or any ERISA Affiliate may receive from the PBGC relating to the intention of the PBGC to terminate any Plan or Benefit Arrangement, or to appoint a trustee to administer any Plan or Benefit Arrangement, or to assert any liability under Title IV of ERISA against the Borrower or any ERISA Affiliate;

          (F) a copy of any notice of assessment of Withdrawal Liability received by the Borrower or any ERISA Affiliate in relation to any Multiemployer Plan;

          (G) as soon as possible, and in no event later than the date notification is sent to the PBGC, notice of the failure by the Borrower or any ERISA Affiliate to make a required installment or other payment under Section 302 of ERISA and Section 412 of the Code;

          (H) concurrent with the filing thereof, a copy of any Notice of Intent to Terminate any Plan of the Borrower or any ERISA Affiliate filed under Section 4041(c) of ERISA; and

          (I) promptly after receipt thereof, but without any obligation or responsibility to secure the same, copies of any calculations of estimated Unfunded Benefit Liabilities (or, if applicable, the portions of any estimated Unfunded Benefit Liabilities that would be allocated to the Borrower or any ERISA Affiliate under Sections 4063 and 4064 or Section 4062(e) of ERISA) for any Plans of the Borrower, any Active Subsidiary of the Borrower or any ERISA Affiliate.

          (vi)   Notice of Environmental Claims. Promptly after receipt thereof,
                 ------------------------------
the Borrower shall deliver to the Agent, for redelivery to the Banks, notice of any material Environmental Claim.

          (vii)  Tax Returns. The Borrower shall deliver to the Agent, for
                 -----------
redelivery to the Banks, promptly upon request, copies of all Federal tax returns and reports filed by the Borrower or any Active Subsidiary in respect of taxes measured by income (excluding sales, use and like taxes).

          (viii) Notices of Tax Audits. Promptly, and in any event within ten
                 ---------------------
(10) days after receipt thereof by the Borrower or any Active Subsidiary, the Borrower shall furnish to the

Agent, for redelivery to the Banks, a copy of each notice from any Governmental Person received by the Borrower or any Active Subsidiary of a threatened material adverse adjustment to any Federal tax return of the Borrower or any Active Subsidiary and a copy of each subsequent notice with respect thereto from any such Governmental Person.

          (g)  Updates to Schedules. Together with each delivery of the
               --------------------
Borrower's annual financial statements pursuant to Subsection 5.2(b) hereof, the Borrower shall provide the Agent, for redelivery to the Banks, with written revisions or updates to Schedule 4.1, 4.3, 4.7, 4.10, 4.11, 4.12 and 4.13; provided, however, that no schedule shall be deemed to have been amended,
--------
modified or superseded by any such correction or update, nor shall any breach of warranty or representation resulting from the inaccuracy or incompleteness of any such schedule be deemed to have been cured thereby, unless and until the Required Banks, in their sole and absolute discretion, shall have accepted in writing such revisions or updates to such schedule.

     5.3 Preservation of Existence.
         -------------------------

     Except as otherwise permitted pursuant to Section 6.9, at its own cost and expense, the Borrower will, and will cause each Active Subsidiary to, do all things necessary to preserve and keep in full force and effect its corporate existence and its qualification under the laws of the state of its incorporation. Further, the Borrower will, and will cause each Active Subsidiary, other than Active Subsidiaries which no longer exist as a result of a transaction permitted pursuant to Section 6.9, to maintain, preserve and renew all rights, powers and privileges which are material to the Consolidated operation of the Borrower's business, including the accreditation of its Accredited Subsidiaries (the loss of which accreditation shall be deemed for purposes of this Credit Agreement to be material).

     5.4 Payment of Taxes and Fees.
         -------------------------

     The Borrower will, and will cause each of its Active Subsidiaries to, promptly pay and discharge all taxes, assessments, and governmental charges and levies upon it or upon its income, profits or property except for taxes, assessments and governmental charges or levies (a) the payment of which is being contested in good faith by appropriate proceedings, or (b) the non-payment of which would not reasonably be expected to have a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole, and as to which it shall have set aside on its books reserves for such claims as are determined to be adequate by the application of GAAP consistently applied.

     5.5 Notice of Change of Business.
         ----------------------------

     The Borrower will promptly give written notice to the Agent, for redelivery to the Banks, if the Borrower or any of its Active Subsidiaries which is a Person primarily engaged in proprietary education or other related fields ceases to be so primarily engaged.

     5.6 Hazard and Casualty Insurance.
         -----------------------------

     The Borrower will, and will cause each Active Subsidiary to, keep and maintain hazard and casualty insurance with responsible insurance companies on such of the properties of the Borrower and its Active Subsidiaries, in such amounts and against such risks as is customarily maintained by similar businesses similarly situated and owning, leasing or operating similar properties.

     5.7  Good Repair.
          -----------

     The Borrower will, and will cause each Active Subsidiary to, do all things necessary to maintain, preserve, protect and keep its respective property in good repair, working order and condition, ordinary wear and tear excepted, and make all necessary and proper repairs, renewals and replacements so that its respective business carried on in connection therewith may be conducted at all times as presently conducted.

     5.8  Corporate Records.
          -----------------

     The Borrower will, and will cause each Active Subsidiary to, maintain proper books of record and account in accordance with sound accounting practice in which full, true and correct entries shall be made of all its respective property and assets and its respective dealings and business affairs.

     5.9  Inspection of Records and Properties.
          ------------------------------------

     The Borrower will, and will cause each Active Subsidiary to, permit, on reasonable prior notice from the Agent or any Bank or their respective agents or representatives (but upon the occurrence and during the continuation of an Event of Default, without the requirement of reasonable prior notice), to visit during regular office hours any of their respective properties, to examine their respective physical assets, books of account and other records, and to discuss their respective affairs and accounts with, and be advised about them by the management of the Borrower, or any Active Subsidiary, and as often as the Agent or such Bank may reasonably request.

     5.10 Continued Ownership of Active Subsidiaries.
          ------------------------------------------

     Except as permitted by Section 6.5, without the written consent of all of the Banks, the Borrower shall not sell, transfer or otherwise dispose of any of its capital stock of an Active Subsidiary.

     5.11 Compliance With Laws.
          --------------------

     The Borrower will, and will cause each Active Subsidiary to, perform and promptly comply in all material respects, and cause all property of the Borrower and each Active Subsidiary to be maintained, used and operated in all material respects in accordance with all Governmental Rules (including, without limitation, zoning ordinances, building codes and Environmental Laws) of every duly constituted Governmental Person applicable to the Borrower, each Active Subsidiary or any of their respective properties) except for those alleged violations which are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted and if an appropriate provision, as shall be required by GAAP, shall have been made therefor. The foregoing notwithstanding, the Borrower shall not be deemed to be in violation of this Section 5.11 as the result of any failure to comply with such Governmental Rule if (A) the applicability of such Governmental Rule is being contested by the

Borrower or any Active Subsidiary in good faith and by proper proceedings appropriately conducted or (B) the non-compliance with such Governmental Rule would not reasonably be expected to materially and adversely affect the business operations or financial condition of the Borrower or its Active Subsidiaries or the ability of the Borrower and its Active Subsidiaries, taken as a whole, to perform their respective obligations under the Loan Documents.

     5.12 Further Assurances.
          ------------------

     At any time and from time to time, upon the Agent's request, the Borrower shall, and shall cause each Active Subsidiary to, make, execute and deliver, or cause to be made, executed and delivered, to the Agent and where appropriate shall cause to be recorded or filed, and from time to time thereafter to be re-recorded and refiled at such time and in such offices and places as shall be deemed reasonably desirable by the Banks, any and all such further certificates and other documents as the Banks may consider necessary or desirable in order to continue and preserve the obligations of the Borrower under the Notes and other Loan Documents.

                        ARTICLE VI. NEGATIVE COVENANTS
                        ------------------------------

          From the date hereof and for so much longer thereafter as the Revolving Credit Commitment is in effect or any of the Bank Indebtedness remains unpaid, the Borrower agrees, for the benefit of the Banks, the Issuing Bank and the Agent, that:

     6.1  Maintenance of Ratio of Total Funded Debt to EBITDA.
          ---------------------------------------------------

     The Borrower will not permit or suffer to exist, as of the end of each Fiscal Quarter ending hereafter, its ratio of Total Funded Debt, as determined as of the end of such Fiscal Quarter, to EBITDA, as determined for immediately preceding four (4) Fiscal Quarters then ended to be greater than 2.5 to 1.0.

     For purposes of calculating compliance with the foregoing ratio of Total Funded Debt to EBITDA, as well as for purposes of (a) calculating compliance with the covenants required to be measured under Section 6.13(v), (b) calculating the applicable interest rates on the Loans pursuant to Sections 2.5(b)(i) through (iii), and (c) calculating the applicable Commitment Fees and Letter of Credit Fees under Section 2.1(g) and 2.3(e) respectively, EBITDA shall be calculated on a pro forma basis using the historical financial statements of the Borrower and its Subsidiaries, and the other Persons and businesses acquired pursuant to Permitted Acquisitions.

     6.2  Limitation on Total Funded Debt to Total Capitalization.
          -------------------------------------------------------

     The Borrower will not permit or suffer to exist, at any time, its percentage of Total Funded Debt to Total Capitalization to be greater than 60%.

     6.3  [Intentionally Omitted].
          -----------------------

     6.4  Fixed Charge Coverage Ratio.
          ---------------------------

     The Borrower will not permit or suffer to exist, as determined on each Fiscal Quarter ending hereafter for the immediately preceding four Fiscal Quarters then ended (i.e. a rolling four Fiscal Quarter basis), its Fixed Charge Coverage Ratio to be less than 1.1 to 1.0.

     For purposes of calculating compliance with the foregoing Fixed Charge Coverage Ratio, EBITDA for Subsidiaries owned by the Borrower less than four Fiscal Quarters at the time of the calculation of the Fixed Charge Coverage Ratio shall not be subject to the pro forma adjustments provided for in Section 6.1.

     6.5  Disposal of Assets.
          ------------------

     The Borrower will not, nor will it permit any of its Subsidiaries to, sell, lease or otherwise dispose of, in any one Fiscal Year during the term hereof, assets having an aggregate fair market value in excess of $5,000,000 or directly or indirectly enter into an agreement or arrangement whereby the Borrower or any of its Subsidiaries shall sell or transfer assets having an aggregate fair market value in excess of $5,000,000; provided, however, that with the consent
                                      --------
of the Required Banks, the Borrower and its Subsidiaries shall be permitted to make such agreements, arrangements and dispositions of assets having an aggregate fair market value in excess of $5,000,000 in any one Fiscal Year so long as the net proceeds of such dispositions in excess of $5,000,000 are paid to the Agent as a mandatory prepayment of the Loans in accordance with Section 2.4(f). Provided no Event of Default has occurred and is continuing, the Agent shall release any Encumbrance of the Agent and the Banks in the assets of the Borrower and its Subsidiaries disposed of in accordance with the foregoing permitted dispositions. In addition to the dispositions permitted above, the Borrower and its Subsidiaries may make the dispositions of assets which consist of (i) the sale of inventory in the ordinary course of business, (ii) a merger or consolidation otherwise permitted pursuant to Section 6.10, and (iii) prior to the occurrence and during the continuation of a Default or Event of Default, the sale and lease-back of owned real estate and improvements which are not subject to the lien of any of the Mortgages.

     6.6  Permitted Indebtedness.
          ----------------------

     The Borrower will not, and will not permit any Subsidiary to, guarantee or incur or suffer to exist any Indebtedness for Borrowed Money except:

           (i) the Bank Indebtedness and reimbursement obligations of the Borrower's Subsidiaries related to Letters of Credit;

           (ii)  Indebtedness for Borrowed Money secured by Permitted
Encumbrances;

           (iii) Guarantees of Indebtedness for Borrowed Money to the extent such Indebtedness for Borrowed Money is permitted by this Section 6.6;

           (iv) Indebtedness for Borrowed Money incurred by any Subsidiary and due to the Borrower;

               (v) Indebtedness for Borrowed Money not specifically enumerated in items (i) through (iv) above outstanding on the Closing Date as more fully set forth on Schedule 6.6, as the same may be extended or renewed but
                        ------------
not increased.


               (vi) Guarantees of Teach-Out Obligations and other education-related obligations of the Borrower or its Active Subsidiaries;

               (vii) Indebtedness incurred in connection with a Permitted Acquisition;

               (viii) Guarantees of any student loan programs of the Borrower or its Active Subsidiaries in an aggregate amount of up to $5,000,000;

               (ix) Indebtedness for Borrowed Money in a principal amount of up to $25,000,000 in the aggregate outstanding in connection with real estate financings and sale and lease-back real estate transactions (other than sale and lease-back transactions prohibited by Section 6.5 above), including without limitation, any reimbursement obligations incurred with respect to a bond financing that is secured by real estate, provided that, neither the Borrower
                                          -------------
nor any Subsidiary of the Borrower shall Guarantee any Indebtedness for Borrowed Money permitted under this Subsection and, further provided that, if such
                                           ---------------------
Indebtedness for Borrowed Money is incurred by a Subsidiary, the Subsidiary shall execute a Subsidiary Guarantee;

               (x) In addition to the other Indebtedness for Borrowed Money permitted by this Section 6.6, Indebtedness for Borrowed Money whether now outstanding or hereafter incurred by the Borrower or any Subsidiary that when aggregated with other Indebtedness for Borrowed Money of the type permitted by this Subsection (x) of the Borrower and all of the Subsidiaries (excluding Bank Indebtedness) is less than $10,000,000 at any time; and

               (xi) Indebtedness for Borrowed Money incurred by the Borrower or its Subsidiaries with respect to any currency swap agreement, interest rate swap, cap, collar or floor agreement or other interest rate management device, provided that (w) such agreements or devices are not entered into for speculative purposes (x) the other party to such agreement shall be a Bank or a financial institution acceptable to the Agent in its reasonable discretion, (y) such Bank or financial institution shall calculate its credit exposure in a reasonable and customary manner utilizing standards and contracts on forms promulgated by the International Swap Dealers Association, and (z) except for agreements with Banks and Affiliates of Banks which are secured by the Loan Documents, the obligations of the Borrower and its Subsidiaries shall be unsecured.

     6.7  Prohibition on Encumbrances.
          ---------------------------

               (a)  Lien Prohibition.  The Borrower will not create, assume,
                    ----------------
incur or suffer to exist, or allow any Subsidiary to create, assume, incur or suffer to exist, any Encumbrance upon any of its assets, whether now owned or hereafter acquired, nor acquire nor agree to acquire any asset subject to an Encumbrance, except:

               (i) Encumbrances in favor of the Agent and/or the Banks granted hereunder or under the other Loan Documents;

               (ii) Encumbrances for taxes or assessments or governmental charges or levies which are not due or remain payable, without penalty, or which are being contested in good faith by appropriate proceedings and with respect to which the Borrower or the affected Subsidiary has created reserves which are determined by the Borrower to be adequate by the application of GAAP consistently applied;

               (iii) Encumbrances to secure the obligations of the Borrower or any Subsidiary under workmen's compensation laws, unemployment insurance laws, social security laws or other similar legislation;

               (iv) Encumbrances to secure the obligations of the Borrower or any Active Subsidiary directly associated with state licensing or accreditation requirements;

               (v) Encumbrances in connection with bids, tenders, performance bonds, contracts or leases (including, without limitation, the posting of collateral for any operating lease) to which the Borrower or any Subsidiary is a party, or to secure public or statutory obligations in an amount of up to $1,000,000 in the aggregate;

               (vi) Encumbrances for landlords', mechanics', carriers', workmen's, warehousemen's, materialmen's or repairmen's liens or other like Encumbrances in the ordinary course of business;

               (vii) Encumbrances upon tangible personal property securing loans and capital leases to any Subsidiary or Borrower or deferred payments by the Borrower or any Subsidiary for the purchase or lease under a Capitalized Lease of such tangible personal property, provided that the amount of the Indebtedness for Borrowed Money secured by the Encumbrance does not exceed the purchase price of such tangible personal property and the Encumbrances do not extend to any other property of such Subsidiary or the Borrower;

               (viii) Encumbrances on particular parcels of real estate or buildings that are given in connection with typical mortgage-type financings to secure Indebtedness for Borrowed Money that is permitted under Section 6.6(ix); provided however, in the event that the liens of the Mortgages have not been released in accordance with Section 3.1, such Encumbrances shall not encumber any of the Collateral; and Encumbrances on particular parcels of real estate and buildings at The Medical Institute of Minnesota campus that are acquired by HAC pursuant to the Argosy Merger Agreement, provided that such Encumbrances do not secure Indebtedness for Borrowed Money in excess of $15,000,000;

               (ix) Encumbrances to secure surety, replevin, attachment or appeal bonds relating to legal proceedings to which the Borrower or any Subsidiary is a party;

               (x) Encumbrances arising out of judgments or awards against the Borrower or any Subsidiary with respect to which the Borrower is currently engaged in proceedings for review or appeal and with respect to which the Borrower shall have secured a stay of execution pending such proceedings for review or appeal, provided, that the aggregate amount of the foregoing shall at no time exceed $5,000,000;

               (xi) minor survey exceptions, minor Encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Encumbrances incidental to the conduct of the business of the Borrower or its Subsidiaries or to the ownership of their properties which were not incurred in connection with Indebtedness for Borrowed Money or other extensions of credit and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Borrower or such Subsidiaries;

               (xii) Encumbrances to secure any extension, renewal or replacement (or successive extensions, renewals or replacements) as a whole, or in part, of any obligations secured by any Encumbrances referred to in the foregoing clauses (i) through (xi) and clause (xiii), provided that (y) such
                                                      --------
extended, renewed or replaced Encumbrances shall be limited to all or a part of the same property that secured the Encumbrances extended, renewed or replaced (plus improvements on such property) and (z) the obligations secured by such Encumbrances at such time are not increased except in accordance with the terms thereof; and

               (xiii) Encumbrances not specifically enumerated in items (i) through (xi) above which were in existence on the date hereof and described on
Schedule 6.7 hereto;
------------

               (b)  Agreements Restricting Encumbrances.  Except for agreements
                    -----------------------------------
related to secured financing permitted under Section 6.7(vii) and (viii), neither the Borrower, nor any Subsidiary, shall enter into any agreement, with any Person conditioning, restricting or in any way prohibiting the creation of a security interest, pledge, lien or other Encumbrance on or against or with respect to any of its now owned or hereafter acquired right, title or interest real or personal property in favor of the Agent and the Banks.

     6.8  Advance of Funds and Investments.
          --------------------------------

               (a)  Advance of Funds.  The Borrower will not, nor will it
                    ----------------
permit any Subsidiary to, make any advance, loan or extension of credit to any Person, except: (a) extension of trade credit and student loans in the ordinary course of business; (b) Indebtedness for Borrowed Money permitted by Subsection
6.5 hereof; (c) advances to employees made by the Borrower or any Subsidiary in the ordinary course of its business, and (d) other loans and advances made in the ordinary course of business not to exceed $5,000,000 in the aggregate at any one time outstanding.

               (b)  Investments.  The Borrower will not, nor will it permit any
                    -----------
Subsidiary to, make any capital contribution to, purchase any stocks, bonds, notes, debentures or other securities of, or make any other investment in any other Person, except (a) existing Subsidiaries; (b) investments in prime commercial paper and certificates of deposit in United States commercial banks (having capital resources in excess of $500,000,000), in each case due within one (1) year from the date of purchase and payable in the United States in Dollars; obligations issued or unconditionally guaranteed by the United States Government or any agency thereof, and repurchase agreements of such banks for terms of less than one year in respect of the foregoing certificates and obligations; (c) acquisitions permitted by Section 6.13 hereof and (d) up to $10,000,000 of monies invested (or liabilities incurred) subsequent to the Closing Date in joint ventures and strategic investments in the same line of business as the Borrower and its Subsidiaries.

     6.9       Dividend and Redemption Restrictions.
               ------------------------------------

               (a)  Dividend Restrictions.  The Borrower shall not pay cash
                    ---------------------
dividends or distributions on its capital stock while the Credit Facility is outstanding except, that so long as no Event of Default is in existence or will result therefrom, the Borrower may pay cash dividends or distributions during any period of four consecutive Fiscal Quarters in an aggregate amount of up to 20% of the Borrower's consolidated after tax net income (if positive), as determined in accordance with GAAP, for such period of four consecutive Fiscal Quarters, provided that, in the event that Borrower does not make the
          -------------
distributions or pay the dividends permitted above, such distributions shall not be accrued and paid or distributed at a later time.

               (b)  Redemption Restrictions.  The Borrower shall not, nor shall
                    -------------------
it permit any Subsidiary to, purchase the Borrower's capital stock while the Credit Facility is outstanding, except, that so long as no Event of Default is in existence or will result therefrom, the Borrower may repurchase subsequent to the Closing Date its publicly traded securities in an aggregate amount of up to $20,000,000, plus fifty percent (50%) of the net proceeds of any capital stock or other ownership interest issued by the Borrower after the Closing Date (other than in connection with Permitted Acquisitions or in connection with capital stock purchased by officers, directors and employees of the Borrower and its Subsidiaries), provided however, that the aggregate amount of all such securities repurchases does not exceed $50,000,000.

               (c)  Subsidiary Dividends.  No Subsidiary shall enter into any
                    --------------------
agreement or covenant that prohibits, conditions or limits such Subsidiary from paying or declaring dividends or paying any inter-company obligations whether now outstanding or hereafter arising.

     6.10      Merger.
               ------

               (a) The Borrower shall not merge or consolidate with any other Person unless (i) the Borrower is the surviving corporation, and (ii) no Event of Default occurs or is reasonably likely to occur as a result of such a merger or consolidation.

               (b) The Borrower shall not permit any Subsidiary to merge or consolidate with any Person (other than the Borrower or another Subsidiary) unless (i) such Subsidiary is the surviving corporation or, if such Subsidiary is not the surviving corporation, the surviving corporation's stock is owned, directly or indirectly, by the Borrower and, in the event such Subsidiary is a Material Subsidiary, such capital stock is subject to the Pledge Agreement (unless the lien of the Pledge Agreement has terminated in accordance with Section 3.1), and (ii) no Event of Default occurs or is reasonably likely to occur as a result of such merger or consolidation.

     6.11      Regulations X, T and U Compliance.
               ---------------------------------

     The Borrower will not, nor shall it permit any of its Subsidiaries to, use, or permit the use of, the proceeds of any borrowings hereunder to purchase or carry Margin Stock or otherwise act so as to cause the Banks, in extending credit hereunder, to be in contravention of Regulations X, T and U.

     6.12   Cohort Default Rates.
            --------------------

     The Borrower will not permit any Active Subsidiary whose operating income for the most recently completed Fiscal Year equals or exceeds seven and one-half percent (7-1/2%) of the aggregate operating income of all Active Subsidiaries for the same fiscal period to have a Cohort Default Rate in excess of twenty-five percent (25%) per year for the two (2) previous years.

     6.13   Permitted Acquisitions.
            ----------------------

            (a) Except for the merger of Subsidiaries permitted under Section 6.10, the Borrower will not, nor will it permit any Subsidiary to acquire all or substantially all of the assets of any second Person or acquire the stock of any second Person or make any other investment in any second Person, provided that
                                                                 -------------
the Borrower or any Subsidiary of the Borrower may acquire all the ownership interests of or substantially all the assets of a second Person (a "Permitted
                                                                    ---------
Acquisition") if each of the following requirements are met:
-----------

            (i) if the liens in favor of the Agent pursuant to the Pledge Agreement and the Mortgages remain in effect pursuant to Section 3.1, the Borrower or the Subsidiary acquiring ownership interests in such Person shall, in the case of any Person which constitutes a Material Subsidiary, cause such ownership interests to be pledged to the Agent for the benefit of the Banks pursuant to the Pledge Agreement and, subject to Section 6.13(b), shall cause the Agent to receive a lien pursuant to a Mortgage on any Real Property acquired in connection with the Permitted Acquisition; if the liens in favor of the Agent pursuant to the Pledge Agreement and the Mortgages have been released in accordance with Section 3.1, and the liens on the capital stock of the Borrower's Subsidiaries are subsequently reinstated pursuant to Section 3.1, the Borrower or the Subsidiary acquiring ownership interests in such Person shall, in the case of any Person which constitutes a Material Subsidiary, cause such ownership interests to be pledged to the Agent for the benefit of the Banks pursuant to the Pledge Agreement. In the case of any ownership interest acquired in a Person that is not organized under the laws of the United States or any state or territory thereof, the Borrower or the Subsidiary acquiring such Person shall pledge 65% of the ownership interests in accordance with the Pledge Agreement;

            (ii) the board of directors or other equivalent governing body of such Person shall have approved such Permitted Acquisition;

            (iii) the business acquired, or the business conducted by the Person whose ownership interests are being acquired, as applicable, shall be substantially the same as one or more line or lines of business conducted by the Borrower and its Subsidiaries or a reasonable extension of such line or lines of business and shall comply with Section 6.15;

            (iv) no Potential Default or Event of Default shall exist immediately prior to and after giving effect to such Permitted Acquisition;

            (v) after giving effect to the Permitted Acquisition, the Borrower shall be in compliance with Sections 6.1 through 6.4 on a pro forma basis for the twelve month period ended immediately prior to and after giving effect to the closing of the Permitted Acquisition, with any pro forma adjustments relating to the Permitted Acquisition to be acceptable to the Agent. The Borrower shall demonstrate that it shall be in pro forma compliance with the covenants set forth in Sections 6.1 through 6.4 (including in such computation Indebtedness for Borrowed Money or other liabilities assumed or incurred in connection with such Permitted Acquisition and giving pro forma effect to net Consolidated EBITDA of the Person or assets so acquired) by delivering at least five (5) Business Days prior to such Permitted Acquisition a certificate in the form of Exhibit "K" evidencing such compliance;
        -----------

            (vi) in connection with the closing of any single Permitted Acquisition, the Consideration for such Permitted Acquisition other than capital stock of the Borrower, when aggregated with the Permitted Acquisitions (exclusive of the acquisition of Argosy and IFAC) previously consummated in such Fiscal Year of the Borrower, shall not cause the aggregate Consideration (other than capital stock of the Borrower) in such fiscal year to exceed the following amounts for the following years:

            Fiscal Year ended June 30, 2002       $25,000,000;
            Fiscal Year ended June 30, 2003       $32,500,000; and
            Fiscal Year ended June 30, 2004
            and each Fiscal Year thereafter       $40,000,000.

In connection with the closing of any Permitted Acquisition when the Consideration given by the Borrower is the capital stock of the Borrower, the Consideration, when aggregated with the Permitted Acquisitions previously consummated in such Fiscal Year of the Borrower in which the Consideration was capital stock of the Borrower, shall not cause the aggregate Consideration of such Permitted Acquisitions to exceed $75,000,000.

            The Consideration in connection with the acquisition of Argosy shall not exceed $100,000,000.

            (vii) in connection with the closing of any single Permitted Acquisition when the Consideration exceeds $5,000,000, or when the Consideration for such Permitted Acquisition plus the Consideration for all Permitted Acquisitions previously consummated in the same Fiscal Year of the Borrower exceeds $10,000,000, the Borrower shall deliver to the Agent, for redelivery to the Banks (a) consolidating financial projections of the Borrower and its Subsidiaries incorporating the pending Permitted Acquisition for a one year period after the acquisition, including the year of acquisition; and (b) consolidated financial projections of the Borrower and its Subsidiaries incorporating the pending Permitted Acquisition for a three year period after the acquisition, including the year of acquisition

            (viii) the Borrower shall deliver to the Agent for redelivery to the Banks (a) copies of a description and financial statements of the entity or assets to be acquired and upon the request of the Agent, related due diligence information obtained by the Borrower, and (b)copies of any agreements entered into or proposed to be entered into by the Borrower or any Subsidiary in connection with such Permitted Acquisition and shall deliver to the Agent such other information about such Person or its assets as the Agent or any Bank may reasonably require;

            (b) with respect to the acquisition of Argosy, the Borrower shall provide to the Agent for redelivery to the Banks a certificate of the Borrower that all the conditions precedent set forth in Section 6.1 of the Argosy Purchase Agreement have been met (or a certificate which details the conditions precedent that the Borrower has agreed to waive in whole or in part, which waivers shall be acceptable to the Agent). On the effective date of the Argosy Merger Agreement, the Borrower shall deliver to the Agent for redelivery to the Banks a statement of sources and uses acceptable to the Agent that evidences that after giving effect to the payment of balance of the Consideration under the Argosy Merger Agreement and the fees and expenses in connection therewith, the Borrower shall have at least $20,000,000 of undrawn availability with respect to the Revolving Credit Commitments. Upon receipt by the Agent for redelivery to the Banks of (i) a certificate of the Borrower that all the conditions set forth in Section 7.1 and 7.3 of the Argosy Merger Agreement have been met (or a certificate which details the conditions that the Borrower or HAC have agreed to waive in whole or in part, which waivers shall be acceptable to the Agent), (ii) a certificate evidencing that the Ratio of Total Funded Debt to EBITDA as calculated on a proforma basis for the prior 12 months after giving effect to the Borrower's acquisition of Argosy, does not exceed 2.25 to 1.00 during the period from the Closing date through the effective date of the Argosy Merger Agreement, and (iii) the statement of the sources and uses provided for above, HAC may effect the purchase of the remaining shares of Argosy not acquired by the Borrower under the Purchase Agreement. Upon HAC's acquisition of title to the shares of Argosy pursuant to the Argosy Merger Agreement, the Borrower shall promptly cause such ownership interests of Argosy and any other new Material Subsidiary to be subject to the security interest granted under the Pledge Agreement to the Agent for the benefit of the Banks. Other than the owned property of Argosy which is subject to the Encumbrance permitted under
Section 6.7(viii), the Borrower shall cause a lien to be granted to the Agent for the benefit of the Banks upon all owned property of Argosy and its subsidiaries pursuant to a Mortgage.

     6.14   Change Fiscal Year.
            ------------------

     The Borrower will not, nor shall it permit any of its Subsidiaries to, change its Fiscal Year.

     6.15   Change of Business.
            ------------------

     The Borrower shall not engage, and shall cause each Subsidiaries to refrain from engaging, in any business other than its primary presently conducted businesses and other related ancillary businesses.

     6.16   Amendment to Acquisition Agreements.
            -----------------------------------

     The Borrower will not, nor shall it permit any of its Subsidiaries to, amend the Argosy Purchase Agreement, the Argosy Merger Agreement, or the Escrow Agreement without the prior written consent of the Agent.

                       ARTICLE VII. CONDITIONS PRECEDENT
                       ---------------------------------

     7.1  All Revolving Credit Loan, Term Loans, Swing Loan and Supplemental
          ------------------------------------------------------------------
Swing Loan Disbursements and All Letters of Credit.
--------------------------------------------------

     The obligation to make each Revolving Credit Loan, the Term Loan, each Swing Loan and each Supplemental Swing Loan and to issue each Letter of Credit is subject to the performance by the Borrower of its obligations under this Credit Agreement and to the satisfaction of the following further conditions:

               (a)  Request for Revolving Credit Loan or Issuance of Letter of
                    ----------------------------------------------------------
Credit. (i) Except for a Revolving Credit Disbursement made simultaneously with
------
the execution of this Credit Agreement, receipt by the Agent, on behalf of the Banks, of a Request for Revolving Credit Loan, Request for Term Loan, Swing Loan Request or Supplemental Swing Loan Request satisfying the requirements of this Agreement or (ii) receipt by the Agent, on behalf of the Issuing Bank, of a fully-executed and completed application and agreement for Letter of Credit.

               (b)  No Default or Event of Default.  The fact that, at the time
                    ------------------------------
of each Revolving Credit Disbursement, the Term Loan, Swing Loan or Supplemental Swing Loan or issuance of each Letter of Credit, no Default or Event of Default, shall have occurred and be continuing.

               (c)  No Material Adverse Change.  There shall not have occurred
                    --------------------------
and be continuing (i) any Material Adverse Change or (ii) any event which has had, or could reasonably be expected to have, a Material Adverse Effect.

               (d)  Compliance With Covenants.  The fact that, at the time of
                    -------------------------
each Revolving Credit Loan, the Term Loan, Swing Loan or Supplemental Swing Loan or issuance of each Letter of Credit (after giving effect to such Loan or Letter of Credit), the Borrower shall be in compliance with the covenants contained in Sections 5 and 6 hereof.

               (e)  Representations Correct.  The fact that the representations
                    -----------------------
and warranties contained in this Credit Agreement and the other Loan Documents are true and correct on and as of the date of borrowing, except to the extent that such representations and warranties relate solely to an earlier date (in which case, such representations and warranties shall have been true and correct on and as of such earlier date).

Each request for a Revolving Credit Disbursement, the Term Loan, a Swing Loan or Supplemental Swing Loan and each request for the issuance of a Letter of Credit, whether made orally or in writing, by the Borrower shall be deemed to be, as of the date of such request, a representation and warranty by the Borrower as to the facts specified in Subsections 7.l(b), 7.l(c), 7.l(d) and 7.l(e).

     7.2    Conditions Precedent to the Initial Revolving Credit Disbursement,
            ------------------------------------------------------------------
Term Loan and the Issuance of the Initial Letter of Credit.
----------------------------------------------------------

     The obligation of the Banks to make the initial Revolving Credit Disbursement and the Term Loan, and of the Issuing Bank to issue the initial Letters of Credit are subject to the satisfaction of each of the following conditions precedent in addition to the applicable conditions precedent set forth in Section 7.1 above:

          (a)  Credit Agreement.  Receipt by the Agent of a counterpart original
               ----------------
of this Credit Agreement duly executed by each Bank, the Issuing Bank, the Borrower and the Agent.

          (b)  Revolving Credit Notes.  Receipt by the Agent, for redelivery to
               ----------------------
each Revolving Credit Bank, of a duly executed Revolving Credit Note made payable to such Revolving Credit Bank in an amount equal to its respective Commitment Amount for Revolving Credit Loans.

          (c)  Swing Note.  Receipt by the Agent, for redelivery to National
               ----------
City Bank, of a duly executed Swing Note made payable to National City Bank in an amount equal to its Swing Loan Commitment.

          (d)  Supplemental Swing Loan Notes.  Receipt by the Agent, for
               -----------------------------
redelivery to each Supplemental Swing Loan Bank, of a duly executed Supplemental Swing Loan Note made payable to such Supplemental Swing Loan Bank in an amount equal to its respective Supplemental Swing Loan Commitment.

          (e)  Term Notes.  Receipt by the Agent, for redelivery to each Bank
               ----------
with a Term Loan Commitment, of a duly executed Term Note made payable to such Bank in an amount equal to its respective Term Loan Commitment.

          (f)  Liens and Security Interests.  Receipt by the Agent, on behalf
               ----------------------------
of the Banks, of the Security Agreement, Patent, Trademark and Copyright Security Agreement, Pledge Agreement and Mortgages, duly executed and delivered by the Borrower and the Subsidiaries, as the case may be, accompanied by such financing statements, stock certificates, stock powers, acknowledgements and other related documents as shall be necessary to perfect the security interest of the Agent for the benefit of the Banks.

          (g)  Insurance.  The Borrower shall have delivered evidence acceptable
               ---------
to the Agent that adequate insurance in compliance with Section 4.24 is in full force and effect and that all premiums then due thereon have been paid. With respect to the property of the Borrower and the Subsidiaries in which a lien and/or security interest is granted to the Agent pursuant to the Security Agreement or the Mortgages, the Borrower shall provide such insurance policies or certificates of insurance as reasonably required by the Agent, with additional insured, mortgagee and lender loss payable special endorsements attached thereto in form and substance satisfactory to the Agent naming the Agent on behalf of the Banks as additional insured, mortgagee and lender loss payee.

          (h)  Corporate Documents.  Receipt by the Agent, on behalf of the
               -------------------
Banks, of a copy, duly certified as of the Closing Date by the secretary or assistant secretary of the Borrower and the Subsidiaries executing and delivering the Pledge Agreement and the Mortgages of (i) the charter documents of such corporation, (ii) the By-Laws of such corporation, (iii) the resolutions of the applicable board of directors authorizing the borrowings hereunder and the execution and delivery of the Loan Documents to be executed by it, (iv) all documents evidencing all other necessary corporate action and (v) all approvals or consents, if any, with respect to this Credit Agreement and the other Loan Documents to be executed by it.

          (i)  Incumbency Certificates.  Receipt by the Agent, on behalf of the
               -----------------------
Banks, of a certificate of the secretary or assistant secretary of the Borrower and the Subsidiaries executing and delivering the Pledge Agreement and the Mortgages, certifying the names and offices of the officers of each such corporation authorized to sign this Credit Agreement and the other Loan Documents, and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

          (j)  Good Standing Certificates.  Receipt by the Agent, on behalf of
               --------------------------
the Banks, of a certificate of good standing (i) for the Borrower issued by the Secretary of State of its state of incorporation and (ii) for the Borrower issued by the Secretary of State for each state in which the Borrower is authorized to do business, in each case issued no more than thirty (30) days prior to the Closing Date.

          (k)  Certificates of Incorporation.  Receipt by the Agent, on behalf
               -----------------------------
of the Banks, of a copy, duly certified by the appropriate governmental official, of the Articles of Incorporation of the Borrower.

          (l)  Closing Certificate.  Receipt by the Agent, on behalf of the
               -------------------
Banks, of a certificate duly executed by an Authorized Officer of the Borrower certifying that the conditions precedent set forth in Subsection 7.l(b), 7.l(c), 7.l(d) and 7.l(e) above have been satisfied as of the Closing Date.

          (m)  Closing Fees.  Receipt by the Agent, on behalf of the Banks, of
               ------------
the Closing Fees and all other fees and expenses to be paid by the Borrower under the Loan Documents.

          (n)  Opinion of Borrower's Counsel.  Receipt by the Agent, on behalf
               -----------------------------
of the Banks, of an opinion of Kirkpatrick & Lockhart LLP, counsel to the Borrower and its Subsidiaries, substantially in the form of Exhibit "L" attached
                                                            -----------
hereto, and such other opinions of counsel as required by the Agent.

          (o)  Argosy Acquisition.  Receipt by the Agent of a certificate of the
               ------------------
Borrower that the Ratio of Total Funded Debt to EBITDA as calculated on a proforma basis for the prior 12 months after giving effect to the Borrower's acquisition of Argosy, does not exceed 2.25 to 1.00. Upon the delivery of such certificate and the other conditions precedent set forth in this Section 7.2, the Borrower may borrow not more than $60,000,000 in the aggregate of Revolving Credit Loans and Term Loans or request the issuance of a letter of credit not in excess of $60,000,000 to fund the Escrow Fund pursuant to the Escrow Agreement

          (p)  Certificate for EBITDA.  A certificate of the Borrower dated as
               ----------------------
of the Closing Date and acceptable to the Agent which includes a calculation evidencing that the EBITDA of the Borrower on a pro forma basis after giving effect to the acquisition of the capital stock of Argosy and the assets of IFAC for the twelve month period ended immediately prior to the Closing Date is equal to or greater than $80,000,000.

               (q)  Availability.  On the Closing Date, the Borrower shall have
                    ------------
at least $40,000,000 of undrawn availability with respect to the Revolving Credit Commitments after giving effect to the payment of the indebtedness under the Existing Credit Agreement, the funding of the Escrow Fund under the Escrow Agreement, the payment of all accrued fees and expenses in connection with the Argosy Acquisition, the IFAC Acquisition and this Credit Agreement and assuming the receipt of the Term Loan proceeds and application of such proceeds to the Revolving Credit Loans.

               (r)  Lien Searches.  Receipt of the Agent, on behalf of the
                    -------------
Banks, of satisfactory evidence that there are no liens or security interests in property of the Borrower and the Subsidiaries other than Permitted Encumbrances, and that the liens and security interest granted to the Agent for the benefit of the Banks under the Security Agreement, the Patent, Trademark and Copyright Security Agreement, the Pledge Agreement and the Mortgages constitutes a Prior Security Interest.

               (s)  IFAC Acquisition.  IFAC Acquisition and IFAC shall have
                    ----------------
executed and delivered the IFAC Purchase Agreement and the documents related thereto pursuant to which IFAC Acquisition shall purchase substantially all the assets of IFAC for a purchase price not in excess of $30,000,000.

               (t)  Proceedings Satisfactory.  Receipt by the Agent, on behalf
                    ------------------------
of the Banks, of evidence that all proceedings taken in connection herewith and the consummation of the transactions contemplated hereby and all documents and papers relating hereto have been completed or duly executed, and receipt by the Agent, on behalf of the Banks, of such documents and papers, all in form and substance reasonably satisfactory to the Agent and the Agent's special counsel, as the Agent or its special counsel may reasonably request in connection therewith.

               (u)  Allocation of Existing Debt.  Upon the Closing Date, the
                    ---------------------------
Existing Debt shall be deemed to be outstanding under this Credit Agreement and shall be reallocated to the Banks under this Credit Agreement in accordance with the respective Commitment Amount of each Bank, and all letters of credit issued and outstanding under the Existing Credit Agreement shall from and after the Closing Date be deemed to be Letters of Credit outstanding under Section 2.3 of this Credit Agreement, and the Letter of Credit Exposure shall be reallocated to the Banks under this Credit Agreement in accordance with the respective Commitment Amount of each Bank.

                        ARTICLE VIII. EVENTS OF DEFAULT
                        -------------------------------

     8.1  Payment Default.
          ---------------

               (i) Default in the payment of principal of any of the Notes or reimbursement obligations with respect to any Letter of Credit.

               (ii) Default in the payment of any interest on or the payment of the Commitment Fee or the Agent's Fee or any other amount due under the Bank Indebtedness and continuance of any such nonpayment for ten (10) days after due date.

     8.2  Cross Defaults.
          --------------

     Failure of the Borrower or any of its Subsidiaries to pay when due any Indebtedness for Borrowed Money aggregating in excess of $5,000,000 ("Material Indebtedness"); or the default by the Borrower or any of its Subsidiaries in the performance (beyond the applicable grace period with respect thereto, if any) of any term, provision or condition contained in any agreement under which any such Material Indebtedness was created or is governed, or any other event shall occur or condition exist, the effect of which default or event is to cause, or to permit the holder or holders of such Material Indebtedness to cause, such Material Indebtedness to become due prior to its stated maturity; or any Material Indebtedness of the Borrower or any of its Subsidiaries shall be declared to be due and payable or required to be prepaid or repurchased (other than by a regularly scheduled payment) prior to the stated maturity thereof.

     8.3  Insolvency.
          ----------

               (a)  Involuntary Proceedings.  A proceeding shall have been
                    -----------------------
instituted in a court having jurisdiction seeking a decree or order for relief in respect of the Borrower or any Subsidiary in an involuntary case under the Federal bankruptcy laws, or any other similar applicable Federal or state law, now or hereafter in effect, or for the appointment of a receiver, liquidator, trustee, sequestrator or similar official for the Borrower or any Subsidiary or for a substantial part of its property, or for the winding up or liquidation of its affairs, and such shall remain undismissed or unstayed and in effect for a period of sixty (60) days.

               (b)  Voluntary Proceedings.  The Borrower or any Subsidiary shall
                    ---------------------
institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under the Federal bankruptcy laws, or any other similar applicable Federal or state law now or hereinafter in effect, or shall consent or acquiesce in or to the filing of any such petition or shall consent to or acquiesce in the appointment of a receiver, liquidator, trustee, sequestrator or similar official for the Borrower or any Subsidiary or for a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or action shall be taken by the Borrower or any Subsidiary in furtherance of any of the aforesaid purposes.

     8.4  Dissolution.
          -----------

     The existence of the Borrower or any Active Subsidiary is terminated, unless permitted in accordance with Section 6.10.

     8.5  Adverse Judgments.
          -----------------

     Any court shall render a final judgment or judgments against the Borrower or any Subsidiary in an aggregate amount of $5,000,000 or more in excess of any insurance protecting against such liability and such judgment or judgments shall not be satisfactorily appealed, stayed, discharged, vacated or set aside within thirty (30) days after entry; or any property of the Borrower or any Subsidiary shall be attached under a claim or claims in an aggregate amount of $5,000,000 or more in excess of any insurance protecting against the liabilities on which such attachments are based and such attachments shall not be released or provided for to the satisfaction of the Banks within thirty (30) days.

     8.6  Failure to Comply With Certain Covenants.
          ----------------------------------------

     Default by the Borrower in the performance of any of the agreements and covenants set forth in Section 5.9 or in Article VI hereof or default by any of the Subsidiaries in the performance of the material agreements and material covenants set forth in the other Loan Documents to which it is a party.

     8.7  Failure to Comply With Other Covenants.
          --------------------------------------

     Default by the Borrower in the performance of any of the agreements and covenants set forth in Article V hereof (other than Section 5.9) or in any of the Loan Documents (other than material agreements and material covenants constituting an Event of Default under Section 8.6) and continuance thereof for thirty (30) days after notice thereof to the Borrower from the Agent as directed by the Required Banks.

     8.8  Material Adverse Change.
          -----------------------

     The occurrence of any Material Adverse Change subsequent to the Closing Date or subsequent to the delivery of the information provided by the Borrower to the Agent and the Banks prior to the Closing Date.

     8.9  Misrepresentation.
          -----------------

     Any representation or warranty made by the Borrower in (i) this Credit Agreement or (ii) any of the other Loan Documents is untrue in any material respect, or any schedule, statement, report, notice or writing furnished by the Borrower or on behalf of the Borrower to the Agent or the Banks is untrue in any material respect on the date as of which the facts set forth are stated or certified.

     8.10 Change of Control.
          -----------------

     A Change of Control shall occur.

     8.11 Consequences of an Event of Default.
          -----------------------------------

          (a)  Consequence of an Event of Default Set Forth in Sections 8.3 and
               ----------------------------------------------------------------
8.4. Upon the occurrence of an Event of Default set forth in Section 8.3 or 8.4
---
hereof, the Revolving Credit Commitment, the Swing Loan Commitment, the Term Commitment and the Supplemental Swing Loan Commitment shall automatically terminate and the amounts outstanding under the Notes shall become immediately due and payable, without necessity of demand, presentation, protest, notice of dishonor or notice of default. Thereafter, the Banks shall have no further obligation to make any additional Loans or issue any additional Letters of Credit hereunder. Upon the occurrence of an Event of Default set forth in
Section 8.3 or Section 8.4, the Banks shall have the full panoply of rights and remedies granted to them under this Credit Agreement and the other Loan Documents and all those rights and remedies granted by law to creditors. No exercise of one right or remedy shall be deemed a waiver of other rights or remedies.

          (b) Consequences of Remaining Events of Default. During the
              -------------------------------------------
continuance of any Event of Default set forth in Sections 8.1, 8.2, 8.5, 8.6, 8.7, 8.8, 8.9 or 8.10 hereof (unless remedied, waived or cured to the satisfaction of the Banks required pursuant to Section 10.1), the Banks shall have no further obligation to make any additional Loans or issue any additional Letters of Credit hereunder; and the Agent may, and at the request of the Required Banks shall, by written or telegraphic notice to the Borrower, declare the Revolving Credit Commitment, the Swing Loan Commitment, the Term Loan Commitment, and the Supplemental Swing Loan Commitment terminated and the Notes then outstanding and interest accrued thereon and all other liabilities of the Borrower hereunder to the Banks to be forthwith due and payable. Thereupon the Revolving Credit Commitment, the Swing Loan Commitment, the Term Loan Commitment and the Supplemental Swing Loan Commitment shall be terminated and all amounts due hereunder and under any Notes outstanding shall be due and payable without presentment, demand, protest or other notice of any kind to the Borrower, all of which are hereby expressly waived. Upon the occurrence of an Event of Default set forth in Sections 8.1, 8.2, 8.5, 8.6, 8.7, 8.8, 8.9 or 8.10 hereof, the
Banks shall have the full panoply of rights and remedies granted to them under this Credit Agreement and the other Loan Documents and all those rights and remedies granted by law to creditors. No exercise of one right or remedy shall be deemed a waiver of other rights or remedies.

                       ARTICLE IX. AGREEMENT AMONG BANKS
                       ---------------------------------

     9.1  Appointment and Grant of Authority.
          ----------------------------------

     Each of the Banks hereby appoints and designates National City Bank, and National City Bank hereby agrees to act as, the initial Agent under this Credit Agreement and the other Loan Documents. As such Agent, National City Bank shall have and may exercise such powers under this Credit Agreement and the other Loan Documents as are specifically delegated to the Agent, by the terms hereof or thereof, together with such other powers as are incidental thereto. Without limiting the foregoing, each Bank, and each holder of a Note by its acceptance of such Note, hereby authorizes the Agent, on behalf of the Banks, to execute all of the Loan Documents (other than this Credit Agreement) and to accept all of the Loan Documents and all other agreements, documents or instruments reasonably required to carry out the intent of the parties to this Credit Agreement. The Agent may perform any of its duties hereunder or under the Loan Documents by and through its officers, directors, agents, employees or affiliates.

     Each of the Banks hereby appoints and designates First Union National Bank, as Syndication Agent, SunTrust Bank, as Syndication Agent, Fleet National Bank, as Documentation Agent, and Chase Manhattan Bank ,as Documentation Agent, and each such Bank hereby agrees to act in such capacity under this Credit Agreement and the other Loan Documents. As either Syndication Agent or Documentation Agent, each such Bank shall have and may exercise only such powers as are specifically delegated to it by the Agent from time to time and which it agrees to exercise. Such Banks shall not be deemed to have assumed any duties or responsibilities under this Credit Agreement and the other Loan Documents by reason of its designation as Syndication Agent or Documentation Agent.

     9.2  Non-Reliance on Agent.
          ---------------------

     Each Bank agrees that it has, independently and without reliance on the Agent, based on such documents and information as it has deemed appropriate, made its own credit analysis and evaluation (including but not limited to an environmental review) of the Borrower and its operations, and decision to enter into this Credit Agreement. Further, each Bank agrees that it will, independently and without reliance upon the Agent, and based on such documents and information as it shall deem reasonable and appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Credit Agreement and the other Loan Documents. Each Bank acknowledges that a copy of this Credit Agreement and the exhibits and schedules hereto have been made available to it and to its legal counsel for review and each Bank acknowledges that it is satisfied with the form and substance of this Credit Agreement and the exhibits and schedules hereto. Except as otherwise provided in this Credit Agreement, the Agent shall have no duty or responsibility, either initially or on a continuing basis, to keep any Bank or any holder of a Note informed as to the performance or observance by the Borrower of this Credit Agreement or any other document or instrument referred to or provided for in this Credit Agreement or to inspect the properties or books of the Borrower. The Agent, in the absence of gross negligence or willful misconduct, shall not be liable to any Bank for its failure to relay or furnish to the Bank any information.

     9.3  Responsibility of Agent and Other Matters.
          -----------------------------------------

          (a) Ministerial Nature of Duties. As between the Banks and themselves,
              ----------------------------
the Agent shall have no duties or responsibilities except those expressly set forth in this Credit Agreement or in the other Loan Documents, and those duties and responsibilities shall be subject to the limitations and qualifications set forth in this Article IX. The duties of the Agent shall be ministerial and administrative in nature.

          (b) Limitation of Liability. As between the Banks and Agent, neither
              -----------------------
the Agent nor any of its directors, officers, employees, agents or affiliates shall be liable for any action taken or omitted (whether or not such action taken or omitted is within or without the Agent's responsibilities and duties expressly set forth in this Credit Agreement) under or in connection with this Credit Agreement or any other instrument or document executed or delivered in connection herewith except for gross negligence or willful misconduct. Without limiting the foregoing, neither the Agent nor any of its directors, officers, employees, agents or affiliates shall be responsible for, or have any duty to examine (i) the genuineness, execution, validity, effectiveness, enforceability, collectibility, value or sufficiency of (A) this Credit Agreement or any of the other Loan Documents or (B) any other document or instrument furnished pursuant to or in connection with this Credit Agreement, (ii) the collectibility of any amounts owed by the Borrower to the Banks, (iii) the truthfulness of any recitals, statements, representations or warranties made to the Agent or the Banks in connection with this Credit Agreement or any other Loan Documents, (iv) any failure of any party to this Credit Agreement to receive any communication sent, including any telegram, telex, teletype, facsimile transmission or telephone message or any writing, application, notice, report, statement, certificate, resolution, request, order, consent letter or other instrument or paper or communication entrusted to the mails or to a delivery service, or (v) the assets, liabilities, financial condition, results of operations or business, or creditworthiness of the Borrower.

          (c) Reliance.  The Agent shall be entitled to act, and shall be fully
              --------
protected in acting upon, any telegram, facsimile transmission or any writing, application, notice, report, statement, certificate, resolution, request, order, consent, letter or other instrument, paper or communication believed by the Agent in good faith to be genuine and correct and to have been signed or sent or made by a proper Person. The Agent may consult counsel (including counsel of the Borrower), independent public accountants and other experts selected by it and shall be entitled to act, and shall be fully protected in any action taken in good faith, in accordance with advice given by such counsel, independent public accountants and other experts. The Agent may employ agents and attorneys-in-fact and shall not be liable for the default or misconduct of any such agents or attorneys-in-fact selected by the Agent with reasonable care.
The Agent shall not be bound to ascertain or inquire as to the performance or observance of any of the terms, provisions or conditions of this Credit Agreement or any of the other Loan Documents on the part of the Borrower, the other Loan Parties or any other party thereto.

     9.4  Action on Instructions.
          ----------------------

     As between the Agent and the Banks, the Agent shall be required to act and shall be fully protected in so acting and shall be entitled to refrain from acting, and shall be fully protected in refraining from so acting, under this Credit Agreement, the other Loan Documents or any other instrument or document executed or delivered in connection herewith or therewith, in accordance with written instructions from the Required Banks or, in the case of the matters set forth in items (A) through (F) of Section 10.l, from all of the Banks.

     9.5  Action in Event of Default.
          --------------------------

     As between the Agent and the Banks, if an Event of Default has occurred and is continuing, the Banks shall promptly consult with one another in an attempt to agree upon a mutually acceptable course of conduct. Failing unanimous agreement upon a course of conduct and if the Banks wish to exercise any of their rights and remedies under the Credit Agreement or under any other Loan Document, the Agent will exercise the rights of the Banks hereunder or thereunder as directed by the Required Banks.

     9.6  Indemnification.
          ---------------

     To the extent the Borrower does not reimburse and save harmless the Agent according to the terms of this Credit Agreement for and from all costs, expenses and disbursements in connection herewith, such costs, expenses and disbursements shall be borne by the Banks ratably. Each Bank hereby severally agrees on such basis (i) to reimburse and indemnify the Agent for such Bank's pro rata share of all such reasonable costs, expenses and disbursements on request and (ii) to the extent of each such Bank's pro rata share, to indemnify and save harmless the Agent against and from any and all liabilities, losses, obligations, damages, penalties, claims, actions, judgments and suits and other costs, expenses and disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent, arising out of or in connection with this Credit Agreement, the other Loan Documents or any other agreement, instrument or document executed or delivered in connection herewith or therewith, or any request of the Required Banks or all of the Banks, as the case may be, including without limitation the reasonable costs, expenses and disbursements in connection with defending themselves against any claim or liability, or answering any subpoena or other process related to the exercise or performance of any of its powers or duties under this Credit Agreement, the other Loan Documents, or any of the other agreements, instruments or documents executed or delivered in connection herewith. The foregoing notwithstanding, no Bank shall be liable for any portion of such losses, obligations, damages, penalties, claims, actions, judgments and suits, and other costs, expense and disbursements resulting from or as a consequence of (A) the Agent's gross negligence or willful misconduct, (B) a claim against the Agent or the Banks with respect to which each Bank was not given notice and the opportunity to participate (at its own expense) in the defense thereof or (C) a compromise and settlement agreement entered into without the consent of all of the Banks.

     9.7  Agent's Rights as a Bank.
          ------------------------

     With respect to the commitment of the Agent as a Bank hereunder, the other Loan Documents and any other agreements, instruments and documents delivered pursuant hereto and any Loans of the Agent under this Credit Agreement, and any other amounts due to the Agent under this Credit Agreement or the other Loan Documents, the Agent shall have the same rights and powers, duties and obligations under this Credit Agreement, the other Loan Documents or other agreement, instrument or document as any Bank and may exercise such rights and powers and shall perform such duties and fulfill such obligations as though it were not the Agent. The terms "Banks", "Required Banks", "holder" or any similar term shall, unless the context clearly indicates otherwise, include the Agent in its individual capacity. The Agent may accept deposits from, lend money to, and generally engage, and continue to engage, in any kind of banking, trust or other business with the Borrower, any Subsidiary of the Borrower or any Affiliate thereof as if it were not the Agent hereunder and may accept fees and other consideration from the Borrower, any Subsidiary of the Borrower or any Affiliate thereof for services in connection with the Credit Agreement or otherwise without having to account for the same to the Banks.

     9.8  Advances by Agent.
          -----------------

     Unless the officers of the Agent responsible for administering this Credit Agreement shall have been notified in writing by a Bank prior to the date of any Disbursement that such Bank will not make the amount which would constitute its pro rata share of such Disbursement available to the Agent on the date of such Loan, the Agent may (but shall not be required to) assume that such Bank has made such amount available to the Agent on the date of such Loan and the Agent, in reliance upon such assumption, may make available to the Borrower a corresponding amount. If such pro rata share is made available to the Agent on a date after the date of such Disbursement, such Bank shall pay to the Agent on demand an amount equal to the product of (i) during each day included in the period referred to in (iii) below, the Federal Funds Rate during each day included in such period, multiplied by (ii) the amount of such Bank's pro rata share of such Disbursement, multiplied by (iii) a fraction, the numerator of which is the number of days that elapse from and including the date of such Loan to the date on which such pro rata share of such Disbursement shall become immediately available to the Agent and the denominator of which is 360. A statement of the Agent submitted to such Bank with respect to any amounts owing under this Section 9.8 shall be prima facie evidence as to the amount owed by such Bank to the Agent. If such Bank's pro rata share is not in fact made available to the Agent by such Bank within three (3) Business Days of such borrowing date, the Agent shall be entitled to recover such amount with interest thereon at the rate per annum equal to the Base Rate during such period, on demand, from such Bank.

     9.9  Payment to Banks.
          ----------------

     Promptly after receipt by the Agent from the Borrower of any principal repayment of the Loans, interest due on the Loans, any fees or other amounts due under any Loan Document (except for such amounts which are payable for the sole account of any Bank or the Agent), the Agent shall distribute to each Bank that Bank's pro rata share of the funds so received; provided that in the event payments are received by 1:30 P.M., (Pittsburgh, Pennsylvania time) by the Agent with respect to the Loans and such payments are not distributed to the Banks on the same day received by the Agent, the Agent shall pay the Banks the Federal Funds Rate, with respect to the amount of such payments for each day held by the Agent and not distributed to the Banks.

     9.10 Pro Rata Sharing.
          ----------------

     All interest and principal payments on the Loans, all Commitment Fees, the Closing Fee and any other Fees (specifically excluding the Agent's Fee and the Fee payable to the Issuing Bank in connection with the issuance of any Letter of Credit) are to be divided pro rata among the Banks. Any sums obtained from the Borrower by any Bank by reason of the exercise of its rights of setoff, banker's lien or in collection shall be shared (net of costs) pro rata among the Banks. Nothing in this Section 9.10 shall be deemed to require the sharing among the Banks of collections specifically relating to, or of the proceeds of any collateral securing, any other Indebtedness of the Borrower to any Bank.

     9.11 Successor Agent.
          ---------------

          (a) Resignation of the Agent. Subject to a successor Agent being
              ------------------------
appointed and such Person accepting the duties and obligations of the Agent hereunder and under the Loan Documents, the Agent may resign from the performance of its functions and duties hereunder and under the other Loan Documents at any time by giving at least sixty (60) days prior written notice to the Banks and the Borrower. In the event that the Agent gives notice of its desire to resign from the performance of its functions and duties hereunder and under the Loan Documents, then the Borrower and the Agent shall use all reasonable commercial efforts to identify, and the Required Banks shall appoint, a successor who shall be reasonably satisfactory to the Required Banks and the Borrower (provided that such approval of the Borrower shall not be unreasonably withheld and that no such approval of the Borrower shall be required after the occurrence and during the continuance of an Event of Default). If a successor Agent shall not have been appointed within said sixty (60) day period, the Required Banks shall, after consultation with the Borrower, appoint a successor Agent from among the Banks. Any such successor agent shall succeed to the rights, powers and duties of the Agent.

          (b) Rights of the Former Agent. Upon the appointment of such successor
              --------------------------
agent, the former Agent's rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Credit Agreement. After any retiring Agent's resignation hereunder as administrative agent for the Banks hereunder, the provisions of this Article IX shall inure to the benefit of such retiring

Agent as to any actions taken or omitted to be taken by it while it was Agent under this Credit Agreement.

                           ARTICLE X. MISCELLANEOUS
                           ------------------------

     10.1 Amendments and Waivers.
          ----------------------

          (a) Amendments to Credit Agreement or Any Loan Document. Subject to
              ---------------------------------------------------
the remaining provisions of this Section 10.1, the Agent, the Banks, the Issuing Bank, the Borrower and the other Loan Parties may, from time to time, enter into amendments, modifications, extensions, supplements and replacements to and of this Credit Agreement or any other Loan Document and the Banks or the Required Banks, as the case may be, may, from time to time, waive compliance with a provision hereof or thereof. No amendment or waiver of any provision of this Credit Agreement, the Notes or any other Loan Document (other than amendments or waivers to any interest rate protection agreement with a Bank or an Affiliate of a Bank entered into in accordance with Section 6.6(xi), which amendment or waiver shall comply with Section 6.6(xi) and require consent of such Bank or Affiliate), nor any consent to any departure therefrom by the Borrower shall be effective unless the same shall be in writing and signed by the Borrower or other Person, whichever is the obligor of the document to be amended or the provisions of which are being waived, and the Agent and the Required Banks, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     The foregoing notwithstanding, no amendment, waiver or consent shall do any of the following unless in writing and signed by all of the Banks (or the Agent with the consent of all of the Banks):

          (A) increase the Revolving Credit Commitment, the Term Loan Commitment, the Commitment Amount of any Bank, the Commitment Percentage of any Bank, the Swing Loan Commitment, the Supplemental Swing Loan Commitment or the maximum aggregate principal amount of any of the Notes,

          (B) except as contemplated in this Credit Agreement, reduce the interest rate on the Loans or Letters of Credit or any fees in connection therewith,

          (C) postpone the Repayment Date or the date any payment of principal, interest or fees are due in connection with the Loans, or any reimbursement obligations are due in connection with the Letters of Credit.

          (D) release any collateral securing the Bank Indebtedness other than pursuant to the terms of this Credit Agreement or release the Borrower of its obligations under the Guaranty Agreement;

          (E) amend this Section 10.1; or

          (F) amend the definition of "Required Banks".

In the case of any waiver or consent relating to any provision of this Credit Agreement, the parties shall be restored to their former positions and rights hereunder, and the Event of Default so waived or consented to shall be deemed to be cured and not continuing; but no such waiver or consent shall extend to any subsequent or other Event of Default or impair any right consequent thereon.

Any such supplemental agreement shall apply equally to the Borrower, the affected party, if any, and each of the Banks and shall be binding upon the Borrower, the Banks, the Agent and all future holders of the Notes.

          (b) Waivers.  No delay on the part of the Banks in the exercise of any
              -------
power or right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise of any other power or right. In the case of any waiver, the Borrower, the Banks and the Agent shall be restored to their former positions and rights, and any Event of Default waived shall be deemed to be cured and not continuing, but no such waiver shall extend to any subsequent or other Event of Default, or impair any right consequent thereon.

     10.2 Notices.
          -------

          (a) Notice to the Borrower.  All notices required to be sent to the
              ----------------------
Borrower shall be sent to the following address, by hand delivery, by recognized national overnight courier service, by facsimile transmission or other means of electronic data communication, or by the United States Mail, first class, postage prepaid:

If by United States Mail:                  If by other means:

Education Management Corporation           Education Management Corporation
300 Sixth Avenue                           300 Sixth Avenue
Suite 800                                  Suite 800
Pittsburgh, Pennsylvania 15222             Pittsburgh, Pennsylvania 15222
Attention: Chief Financial Officer         Attention: Chief Financial Officer
                                           Telecopier: (412) 562-0598
                                           Telephone: (412) 562-0900

          (b) Notice to the Agent.  All notices required to be sent to the Agent
              -------------------
shall be sent to the following address, by hand delivery, by recognized national overnight courier service, by facsimile transmission or other means of electronic data communication, or by the United States Mail, first class, postage prepaid:

If by United States Mail:                If by other means:

National City Bank of Pennsylvania       National City Bank of Pennsylvania
National City Center                     National City Center
629 Euclid Avenue                        629 Euclid Avenue
Location Number 3028                     Location Number 3028
Cleveland, OH 44114                      Cleveland, OH 44114
Attention: Jamie Chioda, Agent Services  Attention: Jamie Chioda, Agent Services
Telephone: (216) 222-3263                Telephone: (216) 222-3263
Telecopier: (216) 222-0103               Telecopier: (216) 222-0103
Telecopier (Lending): (216) 222-0012     Telecopier (Lending): (216) 222-0012

          (c) Notice to the Banks. All notices required to be delivered to the
              -------------------
Banks pursuant to this Credit Agreement and the other Loan Documents shall be in writing and shall be sent to the address set forth on Schedule 1.1, by hand delivery, by recognized national overnight courier service, by facsimile transmission or other means of electronic data communication, or by the United States mail, first class, postage prepaid.

          (d) Receipt of Notices. All such notices shall be effective three (3)
              ------------------
days after mailing, one (1) day after deposit with the courier service, the date of electronic transmission (receipt confirmed) or when received, whichever is earlier. The Borrower, the Banks and the Agent may each change the address for service of notice upon it by a notice in writing to the other parties hereto.

     10.3 Holiday Payments.
          ----------------

     If any payments to be made by the Borrower hereunder shall become due on a date not a Business Day, such payments shall be made on the next succeeding Business Day.

     10.4 Tax Withholding.
          ---------------

          Each Bank or assignee or participant of a Bank that is not incorporated under the Laws of the United States of America or a state thereof (and, upon the written request of the Agent, each other Bank or assignee or participant of a Bank) agrees that it will deliver to each of the Borrower and the Agent two (2) duly completed appropriate valid Withholding Certificates (as defined under (S) 1.1441-1(c)(16) of the Income Tax Regulations (the "Regulations")) certifying its status (i.e. U.S. or foreign person) and, if appropriate, making a claim of reduced, or exemption from, U.S. withholding tax on the basis of an income tax treaty or an exemption provided by the Internal Revenue Code. The term "Withholding Certificate" means a Form W-9; a Form W-8BEN; a Form W-8ECI; a Form W-8IMY and the related statements and certifications as required under (S) 1.1441-1(e)(2) and/or (3) of the Regulations; a statement described in (S) 1.871-14(c)(2)(v) of the Regulations; or any other certificates under the Internal Revenue Code or Regulations that certify or establish the status of a payee or beneficial owner as a U.S. or foreign person. Each Bank, assignee or participant required to deliver to the Borrower and the Agent a Withholding Certificate pursuant to the preceding sentence shall deliver such valid Withholding Certificate as follows: (A) each Bank which is a party hereto on the Closing Date shall deliver such valid Withholding Certificate at least five (5) Business Days prior to the first date on which any interest or fees are payable by the Borrower hereunder for the account of such Bank; (B) each assignee or participant shall deliver such valid Withholding Certificate at least five (5) Business Days before the effective date of such assignment or participation (unless the Agent in its sole discretion shall permit such assignee or participant to deliver such valid Withholding Certificate less than five (5) Business Days before such date in which case it shall be due on the date specified by the Agent). Each Bank, assignee or participant which so delivers a valid Withholding Certificate further undertakes to deliver to each of the Borrower and the Agent two (2) additional copies of such Withholding Certificate (or a successor form) on or before the date that such Withholding Certificate expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent Withholding Certificate so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Agent. Notwithstanding the submission of a Withholding Certificate claiming a reduced rate of or exemption from U.S. withholding tax, the Agent shall be entitled to withhold United States federal income taxes at the full 30% withholding rate if in its reasonable judgment it is required to do so under the due diligence requirements imposed upon a withholding agent under (S) 1.1441-7(b) of the Regulations. Further, the Agent is indemnified under (S) 1.1461-1(e) of the Regulations against any claims and demands of any Bank or assignee or participant of a Bank for the amount of any tax it deducts and withholds in accordance with regulations under (S) 1441 of the Internal Revenue Code.

     At least five (5) Business Days prior to the first date on which interest or fees are payable hereunder for the account of each Bank, each Bank that is not incorporated under the laws of the United States of America or a state thereof agrees that it will deliver to the Agent and the Borrower two (2) duly completed copies of either (i) IRS Form W-9, 1001 or 4224 or such other applicable form prescribed by the IRS, certifying in each case that such Bank is entitled to receive payments under this Credit Agreement or its Note(s), as the case may be, without deduction or withholding of United States federal income taxes, or is subject to such tax at a reduced rate under an applicable tax treaty or (ii) IRS Form W-8 or such other applicable form prescribed by the IRS or a certificate of such Bank indicating that no such exemption or reduced rate of taxation is allowable with respect to such payments. Each Bank which delivers an IRS Form W-8, W-9, 4224 or 1001 further undertakes to deliver to the Agent and the Borrower two (2) additional copies of any such form (or any successor form) on or before the date on which that form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Agent, either certifying that such Bank is entitled to receive payments under this Credit Agreement or its Note(s), as the case may be, without deduction or withholding of any United States federal income taxes or is subject to such tax at a reduced rate under an applicable tax treaty or stating the date on which that no such exemption or reduced rate is allowable. The Agent shall be entitled to withhold, from each payment made to such Bank hereunder or under the Note(s) payable to it, United States federal income taxes at the full withholding rate unless each Bank referred to in the first sentence of this
Section 10.4 establishes an exemption or at the applicable reduced rate established pursuant to the above provisions.

     10.5 Survival.
          --------

     Until payment in full of the Bank Indebtedness and expiration of all outstanding Letters of Credit, and the termination of the Revolving Credit Commitment, the Term Loan Commitment, the Swing Loan Commitment and the Supplemental Swing Loan Commitment, all covenants, agreements, warranties and representations made herein and in all certificates or other documents delivered in connection with this Credit Agreement by or on behalf of the Borrower, shall survive the advances of money made by the Banks to the Borrower hereunder and the delivery of the Notes, and all such covenants, agreements, warranties and representations shall inure to the benefit of the successors and assigns of the Banks and the Agent whether or not so expressed.

     10.6 Costs.
          -----

     The Borrower shall pay:

          (i) All reasonable costs and expenses of the Agent (including without limitation the reasonable fees and disbursements of the Agent's counsel), incurred in connection with the preparation, negotiation, execution and delivery of this Credit Agreement and the other Loan Documents and any and all other documents and instruments prepared in connection herewith, including but not limited to all amendments, extensions, modifications, waivers, consents and other documents and instruments prepared or entered into from time to time, including after the Closing Date;

          (ii) All reasonable costs and expenses of the Agent and the Banks (including without limitation the reasonable fees and disbursements of the Agent's and each of the Bank's counsel) in connection with (A) the enforcement of this Credit Agreement and the other Loan Documents (whether through negotiations, legal proceedings or otherwise) arising pursuant to a breach by the Borrower of any of the terms, conditions, representations, warranties or covenants of any Loan Document to which it is a party, and (B) defending or prosecuting any actions, suits or proceedings relating to any of the Loan Documents.

All of such costs and expenses shall be payable by the Borrower to the Banks or the Agent, as the case may be, upon demand or as otherwise agreed upon by the Banks or the Agent and the Borrower, and shall constitute Bank Indebtedness under this Credit Agreement. The Borrower's obligation to pay such costs and expenses shall survive the termination of this Credit Agreement and the satisfaction of all of the Borrower's obligations hereunder.

     10.7 Certain Taxes.
          -------------

     The Borrower agrees to pay, and save the Banks harmless from, all liability for any stamp or other taxes which may be payable with respect to the execution or delivery of this Credit Agreement or the Loan Documents or the issuance of the Notes, which obligation of the Borrower shall survive the termination of this Credit Agreement.

     10.8 Successors, Assigns and Participations.
          --------------------------------------

          (a) Benefit of Agreement.  Subject to the remaining provisions of this
              --------------------
Section 10.8, this Credit Agreement shall be binding upon the Borrower, the Agent and the Banks and their respective successors and assigns, and shall inure to the benefit of the Borrower, the Agent and the Banks and the successors and assigns of the Agent and the Banks; provided, however that the Borrower may not
                                    --------
assign its rights or duties hereunder or under any other Loan Document without the prior written consent of the Banks and the Agent.

          (b) Assignments. Subject to the remaining provisions of this
              -----------
Subsection 10.8(b), any Bank, at any time, in the ordinary course of its commercial banking business and in accordance with applicable law, may sell to one or more Purchasing Banks (which Purchasing Banks may be Affiliates of the Transferor Bank), a portion or all of its rights and obligations under this Credit Agreement and the Note(s) then held by it pursuant to an Assignment and Assumption Agreement substantially in the form of Exhibit "M" and executed by
                                                  -----------
the Transferor Bank and such Purchasing Bank and consented to by the Agent and the Borrower which consent shall not be withheld without a good faith reason;

subject, however to the following requirements:
-------

          (i) The Borrower and the Agent must give their prior consent to any such assignment (other than an assignment made by a Bank to an Affiliate of such Bank) which consent shall not be unreasonably withheld;

          (ii) Each such assignment must be in a minimum amount of $5,000,000 or the remaining amount of the Transferor Bank's Commitment if less, or, if in excess thereof, in integral multiples of $1,000,000, unless otherwise agreed by the Borrower and the Agent, and each such assignment of a Revolving Credit Commitment shall include the same percentage of the Supplemental Swing Loan Commitment of the Transferor Bank as the percentage of the Revolving Credit Commitment being transferred by the Transferor Bank;

          (iii)  [Intentionally omitted]

          (iv) No Purchasing Bank may make assignments unless otherwise agreed by the Borrower, such consent to not be unreasonably withheld by the Borrower; and

          (v) On the date such assignment is made, the Transferor Bank shall pay to the Agent a $3,500 service fee for each assignment;

provided, however the restrictions set forth in Subsection 10.8(a)(i), (ii),
--------
(iii) and (iv) above shall not apply in the case of any assignment by any Transferor Bank upon the occurrence and during the continuation of an Event of Default.

          Upon the execution, delivery, acceptance and recording of any such Assignment and Assumption Agreement, from and after the Transfer Effective Date set forth in such Assignment and Assumption Agreement, (a) the Purchasing Bank thereunder shall be a party hereto as a Bank and, to the extent provided in such Assignment and Assumption Agreement, shall have the rights and obligations of a Bank hereunder with a Commitment Amount and Commitment Percentage, and (b) the Transferor Bank thereunder shall be released from its obligations as a Bank under this Credit Agreement to the extent provided in such Assignment and Assumption Agreement. Such Assignment and Assumption Agreement shall be deemed to amend this Credit Agreement to the extent, and only to the extent, necessary to reflect the addition of such Purchasing Bank as a Bank and the resulting adjustment of Commitment Percentages arising from the purchase by such Purchasing Bank of all or a portion of the rights and obligations of such Transferor Bank under this Credit Agreement and its Note(s), as the case may be. On or prior to the Transfer Effective Date, the Borrower shall execute and deliver to the Agent, in exchange for the surrendered Note(s) held by the Transferor Bank, a new Note(s) to the order of such Purchasing Bank in an amount equal to the Commitment Amount assumed by it and purchased by it pursuant to such Assignment and Assumption Agreement, and new Note(s) to the order of the Transferor Bank in an amount equal to the Commitment Amount retained by it hereunder, if any.

          (c) Assignment Register. The Agent shall maintain, at its address
              -------------------
referred to in Subsection 10.2(b) hereof, a copy of each Assignment and Assumption Agreement delivered to it and a register (the "Register") for the recordation of the names and addresses of the Banks, and the amount of the Commitment Amount of each Bank, if any, then in effect, and the amount of the Loans owing to each Bank, from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Agent and the Banks may treat each Person whose name is recorded in the Register as the owner of the Loans for all purposes of this Credit Agreement. The Register shall be available at the office of the Agent set forth in Subsection 10.2(b) hereof for inspection by the Borrower or any Bank at any reasonable time and from time to time upon reasonable prior notice.

          (d) Participations. Any Bank, in the ordinary course of its commercial
              --------------
banking business and in accordance with applicable law, may sell to one or more Participants a Participation in any Loan owing to such Bank, the interest of such Bank in (i) any Revolving Credit Note or Term Note or (ii) the Commitment Amount of such Bank. In the event of any such sale by a Bank of a Participation to a Participant, such Bank's obligations under this Credit Agreement to the other parties to this Credit Agreement shall remain unchanged, such Bank shall remain solely responsible for the performance thereof, such Bank shall remain the holder of its Note(s) for all purposes under this Credit Agreement (including voting rights hereunder), and the Borrower, the other Banks and the Agent shall continue to deal solely and directly with such Bank in connection with such Bank's rights and obligations under this Credit Agreement or the other Loan Documents; provided, however, that no Bank shall transfer or grant any
                --------
Participation under which the Participant shall have rights to approve any amendment, modification or waiver of this Credit Agreement or any other Loan Document except to the extent such amendment, modification or waiver would (i) reduce or increase the principal amount of such Participant's Participation over the amount then in effect, (ii) decrease the interest rate relating to the Loans, (iii) reduce the Commitment Fee or any other Fee payable to the Participant, (iv) postpone any date fixed for any payment of principal of or interest on the Loans, reimbursement obligations, the Commitment Fee or any other Fees or obligations of the Borrower set forth in Article II or (v) release any collateral granted to the Agent, on behalf of the Bank, to secure the Bank Indebtedness.

          (e) Other Assignments. Notwithstanding the foregoing provisions of
              -----------------
this Section 10.8, any Bank may, at any time and from time to time, assign all or any portion of its rights under this Credit Agreement and its Note(s) to a Federal Reserve Bank in support of borrowings made by such Bank from such Federal Reserve Bank. No such assignment shall release any assigning Bank from its obligations hereunder.

          (f) Disclosure.  The Borrower authorizes each Bank to disclose to any
              ----------
Participant or Purchasing Bank and any prospective Participant or Purchasing Bank any and all financial information in such Bank's possession concerning the Borrower and its Subsidiaries which has been delivered to such Bank by or on behalf of the Borrower pursuant to this Credit Agreement or in connection with such Bank's credit evaluation of the Borrower prior to becoming a party to this Credit Agreement.

     10.9 Confidentiality.
          ---------------

     Unless otherwise agreed to in writing by the Borrower, the Agent and the Banks hereby agree to keep all Proprietary Information confidential and not to disclose or reveal any Proprietary Information to any Person other than the Agent's or the Banks' directors, officers, employees, Affiliates and agents and to actual or potential Purchasing Banks and Participants, and then only on a confidential basis; provided, however, that the Agent or the Banks may disclose
                    --------
Proprietary Information (i) as required by any Governmental Rule, (ii) to their respective attorneys and accountants, (iii) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking; or
(iv) in connection with any litigation or enforcement proceedings; and further, provided, that the Agent or the Banks may not disclose any confidential
--------
information concerning identified students before giving the Borrower notice of such proposed disclosure and affording it a reasonable opportunity to obtain a judicial protective order from a court of competent jurisdiction.

     10.10 Indemnification.
           ---------------

     The Borrower will indemnify and hold harmless the Agent and the Banks, any of their respective directors, officers or employees and each Person, if any, who controls the Agent or the Banks within the meaning of the Securities Act of 1933 or the Securities and Exchange Act of 1934 (any and all of whom are referred to as an "Indemnified Party") from and against any and all losses, claims, damages and liabilities (including but not limited to any Environmental Claim or the liability of any Bank thereon), joint or several (including but not limited to all legal fees or other expenses reasonably incurred by any Indemnified Party in connection with the preparation for or defense of any pending or threatened claim, action or proceeding, whether or not resulting in any liability), to which such Indemnified Party may become subject (whether or not such Indemnified Party is a party thereto) under any applicable federal or state law or otherwise caused by or arising out of, or allegedly caused by or arising out of, this Credit Agreement or any transaction contemplated hereby, other than losses, claims, damages or liabilities resulting from the transfer of any of the Notes in violation of any applicable law or regulation; provided, the
                                                                   --------
Borrower shall not be liable where any action or failure to act was due to the gross negligence or willful misconduct of the Indemnified Party.

Promptly after receipt by an Indemnified Party of notice of any claim, action or proceeding with respect to which an Indemnified Party is entitled to indemnity hereunder, such Indemnified Party will notify the Borrower of such claim or the commencement of such action or proceeding, provided that the failure of an Indemnified Party to give notice as provided
--------
herein shall not relieve the Borrower of its obligations under this Section
10.10 with respect to such Indemnified Party, except to the extent that the Borrower is actually prejudiced by such failure. The Borrower will assume the defense of such claim, action or proceeding and will employ counsel satisfactory to the Indemnified Party and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party will be entitled, at the expense of the Borrower, to employ counsel separate from counsel for the Borrower and for any other party in such action if the Indemnified Party reasonably determines that a conflict of interest or other reasonable basis exists which makes representation by counsel chosen by the Borrower not advisable, provided that the Borrower shall not be obligated to pay for the fees
           --------
and expenses of more than one counsel for all Indemnified Parties. In the event an Indemnified Party appears as a witness in any action or proceeding brought against the Borrower (or any of its officers, directors or employees) in which an Indemnified Party is not named as a defendant, the Borrower agrees to reimburse such Indemnified Party for all necessary, out-of-pocket expenses incurred by it (including fees and expenses of counsel) in connection with its appearing as a witness.

The Borrower's obligations under this Section 10.10 shall survive the termination of this Credit Agreement and repayment of the Bank Indebtedness.

     10.11 Integration.
           -----------

     This Credit Agreement together with the other Loan Documents constitutes the entire agreement between the parties relating to this financing transaction and its supersedes all prior understandings and agreements, whether written or oral between the parties hereto concerning the transactions provided for herein.

     10.12 Severability.
           ------------

     Any provision of this Credit Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     10.13 APPLICABLE LAW.
           --------------

     THIS CREDIT AGREEMENT AND THE NOTES, SHALL BE CONTRACTS MADE UNDER AND GOVERNED BY THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REFERENCE TO THE PROVISIONS THEREOF REGARDING CONFLICTS OF LAW.

     10.14 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.
           ---------------------------------------------

     THE PARTIES HERETO AGREE THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS CREDIT AGREEMENT, THE NOTES OR THE OTHER LOAN DOCUMENTS SHALL BE COMMENCED IN THE COURT OF COMMON PLEAS OF ALLEGHENY COUNTY, PENNSYLVANIA OR IN THE DISTRICT COURT OF THE UNITED STATES FOR THE WESTERN DISTRICT OF PENNSYLVANIA AND EACH PARTY AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION

OR PROCEEDING IN EITHER OF SUCH COURTS SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED PERSONALLY OR BY CERTIFIED MAIL TO THE PARTY IN RESPECT OF THE BORROWER OR THE AGENT, AT ITS ADDRESS SET FORTH IN SECTION 10.2 HEREOF AND IN RESPECT OF ANY BANK, AT ITS ADDRESS SET FORTH ON SCHEDULE 1.1 OR ON THE ASSIGNMENT AND ASSUMPTION AGREEMENT TO WHICH SUCH BANK IS A PARTY, OR AS OTHERWISE PROVIDED UNDER THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA. FURTHER, THE BORROWER, THE AGENT AND THE BANKS HEREBY SPECIFICALLY CONSENT TO THE PERSONAL JURISDICTION OF THE COURT OF COMMON PLEAS OF ALLEGHENY COUNTY, PENNSYLVANIA AND THE DISTRICT COURT OF THE UNITED STATES FOR THE WESTERN DISTRICT OF PENNSYLVANIA AND WAIVE AND HEREBY ACKNOWLEDGE THAT THE BORROWER, THE AGENT AND THE BANKS ARE ESTOPPED FROM RAISING ANY CLAIM THAT EITHER SUCH COURT LACKS PERSONAL JURISDICTION OVER THE BORROWER, THE AGENT OR THE BANKS SO AS TO PROHIBIT EITHER SUCH COURT FROM ADJUDICATING ANY ISSUES RAISED IN A COMPLAINT FILED WITH EITHER SUCH COURT CONCERNING THIS CREDIT AGREEMENT OR THE NOTES. THE BORROWER, THE AGENT AND THE BANKS HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATED TO THIS CREDIT AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE COLLATERAL TO THE FULL EXTENT PERMITTED BY LAW.

     10.15  Counterparts.
            ------------

     This Credit Agreement may be executed in as many identical counterparts as may be convenient and by the different parties hereto on separate counterparts. This Credit Agreement shall become binding when the Agent, the Banks and the Borrower have executed at least one counterpart. Immediately after the execution of counterparts and solely for the convenience of the parties hereto, the Borrower and the Banks will execute sufficient counterparts so that Borrower shall have counterparts executed by it, and the Banks shall have counterparts executed by it and the Borrower. All counterparts shall constitute but one and the same instrument.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        [SIGNATURE PAGE 1 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

     Executed as of the day and year first above Written.

                                             EDUCATION MANAGEMENT CORPORATION

                                             By______________________________
                                             Name____________________________
                                             Title___________________________

       [SIGNATURE PAGE 2 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                            NATIONAL CITY BANK OF PENNSYLVANIA,
                                            individually and as Agent


                                            By__________________________________
                                            Name________________________________
                                            Title_______________________________

       [SIGNATURE PAGE 3 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        FIRST UNION NATIONAL BANK, individually
                                        and as Syndication Agent

                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

       [SIGNATURE PAGE 4 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        SUNTRUST BANK, individually and as
                                        Syndication Agent

                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

       [SIGNATURE PAGE 5 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                       FLEET NATIONAL BANK, individually and as Documentation Agent


                                       By_______________________________________
                                       Name_____________________________________
                                       Title____________________________________

       [SIGNATURE PAGE 6 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        THE CHASE MANHATTAN BANK, individually
                                        and as Documentation Agent


                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

       [SIGNATURE PAGE 7 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        BANK ONE, MICHIGAN


                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

       [SIGNATURE PAGE 8 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        FIFTH THIRD BANK


                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

       [SIGNATURE PAGE 9 OF 9 TO AMENDED AND RESTATED CREDIT AGREEMENT]

                                        AMERISERV FINANCIAL BANK

                                        By______________________________________
                                        Name____________________________________
                                        Title___________________________________

                                                                       Exhibit 6

                    IRREVOCABLE PROXY AND POWER OF ATTORNEY

     This Proxy and Power of Attorney is being executed and entered into in connection with (a) that certain Agreement and Plan of Merger, dated as of July 9, 2001, among Argosy Education Group, Inc., an Illinois corporation (the "Company"), Education Management Corporation, a Pennsylvania corporation ("EDMC"), and HAC Inc., an Illinois corporation (the "Merger Agreement"), and
(b) that certain Stock Purchase Agreement, dated as of July 9, 2001, between Michael C. Markovitz and EDMC (the "Stock Purchase Agreement") to which each of the undersigned has joined as a Seller party thereto pursuant to that certain Joinder Agreement dated September 26, 2001.

     Unless otherwise indicated, capitalized terms shall have the meaning ascribed to such terms in the Stock Purchase Agreement.

     The undersigned are, in the aggregate, the record owners of all 4,900,000 shares of Company Common Stock to be purchased and sold pursuant to the Stock Purchase Agreement.

     The undersigned hereby irrevocably appoint Frederick W. Steinberg their true and lawful attorney, agent and proxy, with full power of substitution and resubstitution for the undersigned to (x) appear at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof to cause the shares to be counted at present thereat for purposes of establishing a quorum and (y) to vote or cause to be voted all of the shares of the Company which the undersigned may be entitled to vote (the "Shares") or, if applicable, to give written consent with respect to such Shares, in each manner, as such attorney, agent and proxy or his substitute shall in his sole discretion deem proper to record such vote (or consent) on any motion, proposal or other request for action or consent relating to the following:

     (i) to vote the Shares in favor of the Merger and approval and adoption of the Merger Agreement, and any action required in furtherance thereof;

     (ii) to vote the Shares against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of the Company in the Merger Agreement; and

     (iii) to vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

     This Proxy and Power of Attorney is being given in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. The holder of this Proxy and Power of Attorney agrees not to vote or consent to any motion, proposal or other request for action or consent to reduce the Merger Consideration (as defined in the Merger Agreement) or otherwise modify or amend the Merger Agreement in any respect. In addition, the proxy granted hereto shall irrevocably cease and shall be of no further force or effect upon the termination of the Stock Purchase Agreement in accordance with its terms.

     This Proxy and Power of Attorney is valid and binding and coupled with an interest, and this Proxy and Power of Attorney shall not be revocable or revoked, and shall be binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, dissolution or bankruptcy of the undersigned or for any other reason. This Proxy and Power of Attorney shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned.

     The undersigned represent and warrant that they have full power and authority to grant, and have duly authorized this Proxy and Power of Attorney. The undersigned further represent and warrant that the MCM Trust is the record owner of 4,213,388 shares of Company Class A Common Stock, to which Michael C. Markovitz is the sole voting trustee, and the Michael C. Markovitz Dynastic Trust is the record owner of 686,612 shares of Company Class A Common Stock, to which Ling Z. Markovitz is the sole voting trustee.

     This Proxy and Power of Attorney shall be governed by the laws of the State of Illinois. To the extent (if any) the undersigned would retain under law, regardless of the foregoing authorization and appointment, any residual rights inconsistent with the foregoing irrevocable authorization and appointment, the undersigned hereby specifically and expressly (i) waive such rights, (ii) agree never to exercise such rights and (iii) agree never to claim, as a complaint or a defense, or otherwise assert that such authorization and appointment are not valid or enforceable. The invalidity or unenforceability of any provision of this Proxy and Power of Attorney shall not effect the validity or enforceability of any other provision. To the extent (if any) any provision hereof is deemed invalid or unenforceable by its scope but may be made valid or enforceable by limitations thereon, the undersigned agree that this Proxy and Power of Attorney shall be valid and enforceable to the fullest extent permitted by law.

     IN WITNESS WHEREOF, the undersigned have duly executed this Proxy and Power of Attorney on the date indicated below.

Dated: September 26, 2001


                                    MCM TRUST

                                      /s/ Michael C. Markovitz
                                    -------------------------------------
                                    Michael C. Markovitz, trustee



                                    MICHAEL C. MARKOVITZ DYNASTIC TRUST

                                      /s/ Ling Z. Markovitz
                                    -------------------------------------
                                    Ling Z. Markovitz, trustee



Accepted and Agreed to as of this
26th day of September, 2001

EDUCATION MANAGEMENT CORPORATION


By: /s/ Robert Knutson
   -----------------------------
Name:   Robert Knutson